     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1995

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                    FORM S-6
                      ------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                      ------------------------------------

A. EXACT NAME OF TRUST:

                          EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                             GUARANTEED SERIES 118

B. NAME OF DEPOSITORS:

                               GLICKENHAUS & CO.
                             LEBENTHAL & CO., INC.

C. COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

         GLICKENHAUS & CO.                     LEBENTHAL & CO., INC.
        6 EAST 43RD STREET                         120 BROADWAY
     NEW YORK, NEW YORK 10017                NEW YORK, NEW YORK 10271

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

        SETH M. GLICKENHAUS                     JAMES A. LEBENTHAL
         GLICKENHAUS & CO.                     LEBENTHAL & CO., INC.
        6 EAST 43RD STREET                         120 BROADWAY
     NEW YORK, NEW YORK 10017                NEW YORK, NEW YORK 10271

                                   COPIES TO:
                            MICHAEL R. ROSELLA, ESQ.
                               BATTLE FOWLER LLP
                              75 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022


E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

               290 UNITS OF EMPIRE STATE MUNICIPAL EXEMPT TRUST,
  GUARANTEED SERIES 118 ARE BEING REGISTERED UNDER THE SECURITIES ACT OF 1933
                    AND THE INVESTMENT COMPANY ACT OF 1940.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                   $290,000*

G. AMOUNT OF FILING FEE, COMPUTED AT ONE-TWENTY-NINTH OF 1 PERCENT OF THE PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC:
                                      $100

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION
   STATEMENT.

/ / Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.
- ------------
*Estimated solely for purposes of calculating filing fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

           EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 118

                             CROSS-REFERENCE SHEET


                    PURSUANT TO RULE 404(E) OF REGULATION C

                        UNDER THE SECURITIES ACT OF 1933

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION AS

                         TO THE PROSPECTUS IN FORM S-6)

                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS
     ------------------------------------  -------------------------------------

                    I. ORGANIZATION AND GENERAL INFORMATION

 1.  (a) Name of trust...................  Prospectus front cover
     (b) Title of securities issued......  Prospectus front cover
 2.  Name and address of each
       depositor.........................  Sponsors
 3.  Name and address of trustee.........  Trustee
 4.  Name and address of principal
       underwriters......................  Sponsors; Public
                                             Offering--Underwriting Account;
                                             Back Cover
 5.  State of organization of trust......  The Trust
 6.  Execution and termination of trust
       agreement.........................  The Trust; Amendment and Termination
                                             of the Trust Agreement
 7.  Changes of name.....................  *
 8.  Fiscal year.........................  *
 9.  Litigation..........................  *
        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
10.  (a) Registered or bearer
           securities....................  Rights of Unit Holders
     (b) Cumulative or distributive
           securities....................  Rights of Unit Holders
     (c) Redemption......................  Rights of Unit Holders
     (d) Conversion, transfer, etc.......  Rights of Unit Holders
     (e) Periodic payment plan...........  *
     (f) Voting rights...................  Amendment and Termination of the
                                             Trust Agreement
     (g) Notice to certificate holders...  Rights of Unit Holders--Reports and
                                             Records; Sponsors--Responsibility;

                                             Trustee--Resignation; Amendment
                                             and Termination of the Trust
                                             Agreement--Amendment
     (h) Consents required...............  Sponsors--Responsibility; Amendment and Termination of the Trust
                                             Agreement
     (i) Other provisions................  The Trust--Tax Status
11.  Type of securities comprising
       units.............................  Prospectus front cover; The
                                             Trust--Portfolio
12.  Certain information regarding
       periodic payment certificates.....  *

- ------------
* Inapplicable

                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS
     ------------------------------------  -------------------------------------
13.  (a) Load, fees, expenses, etc.......  Prospectus front cover; Summary of
                                             Essential Financial Information;
                                             The Trust--Expenses and Charges;
                                             Public Offering--Offering Price;
                                             Public Offering--Market for Units;
                                             Public Offering--Sponsors' and
                                             Underwriters' Profits
     (b) Certain information regarding
           periodic payment
           certificates..................  *
     (c) Certain percentages.............  Public Offering--Offering Price
     (d) Certain other fees, etc. payable
           by holders....................  Rights of Unit Holders--Certificates
     (e) Certain profits receivable by
           depositors, principal
           underwriters, trustee or
           affiliated persons............  Public Offering--Offering Price;
                                             Public Offering--Sponsors' and
                                             Underwriters' Profits; Rights of
                                             Unit Holders--Redemption--Purchase
                                             by the Sponsors of Units Tendered
                                             for Redemption
     (f) Ratio of annual charges to
           income........................  *
14.  Issuance of trust's securities......  The Trust; Rights of Unit
                                             Holders--Certificates
15.  Receipt and handling of payments
       from purchasers...................  Public Offering--Offering Price;
                                             Public Offering--Sponsors' and

                                             Underwriters' Profits; Amendment
                                             and Termination of the Trust
                                             Agreement
16.  Acquisition and disposition of
       underlying securities.............  The Trust--Portfolio;
                                             Sponsors--Responsibility
17.  Withdrawal or redemption............  Public Offering--Market for Units;
                                             Rights of Unit Holders--Redemption
18.  (a) Receipt, custody and disposition
           of income.....................  The Trust--Portfolio--General
                                             Considerations; The
                                             Trust--Insurance on the Bonds;
                                             Public Offering--Offering Price;
                                             Rights of Unit
                                             Holders--Distribution of Interest
                                             and Principal; Rights of Unit
                                             Holders--Reports and Records;
                                             Amendment and Termination of the
                                             Trust Agreement
     (b) Reinvestment of distributions...  Automatic Accumulation Account
     (c) Reserves or special funds.......  The Trust--Expenses and
                                             Charges--Other Charges; Rights of
                                             Unit Holders--Distribution of
                                             Interest and Principal; Amendment
                                             and Termination of the Trust
                                             Agreement
     (d) Schedule of distributions.......  *
19.  Records, accounts and reports.......  Rights of Unit Holders--Reports and
                                             Records; Rights of Unit
                                             Holders--Distribution of Interest
                                             and Principal; Amendment and
                                             Termination of the Trust Agreement

- ------------
* Inapplicable

                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS
     ------------------------------------  -------------------------------------
20.  Certain miscellaneous provisions of
       trust agreement...................  Sponsors--Resignation;
                                             Trustee--Resignation;
                                             Trustee--Limitations on Liability;
                                             Amendment and Termination of the
                                             Trust Agreement
     (a) Amendment.......................  Sponsors--Resignation;
                                             Trustee--Resignation;
                                             Trustee--Limitations on Liability;

                                             Amendment and Termination of the
                                             Trust Agreement
     (b) Termination.....................  Sponsors--Resignation;
                                             Trustee--Resignation;
                                             Trustee--Limitations on Liability;
                                             Amendment and Termination of the
                                             Trust Agreement
     (c) and (d) Trustee, removal and
           successor.....................  Sponsors--Resignation;
                                             Trustee--Resignation;
                                             Trustee--Limitations on Liability;
                                             Amendment and Termination of the
                                             Trust Agreement
     (e) and (f) Depositor, removal and
           successor.....................  Sponsors--Resignation;
                                             Trustee--Resignation;
                                             Trustee--Limitations on Liability;
                                             Amendment and Termination of the
                                             Trust Agreement
21.  Loans to security holders...........  *
22.  Limitations on liability............  The Trust--Portfolio;
                                             Sponsors--Limitations on Liability;
                                             Trustee--Limitations on Liability
23.  Bonding arrangements................  Additional Information--Item A
24.  Other material provisions of trust
       agreement.........................  *
        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25.  Organization of depositor...........  Sponsors
26.  Fees received by depositors.........  *
27.  Business of depositors..............  Sponsors
28.  Certain information as to officials
       and affiliated persons of
       depositors........................  Contents of Registration Statement
29.  Voting securities of depositors.....  *
30.  Persons controlling depositors......  *
31.  Payments by depositors for certain
       services rendered to trust........  *
32.  Payments by depositors for certain
       other services rendered to
       trust.............................  *
33.  Remuneration of employees of
       depositors for certain services
       rendered to trust.................  *
34.  Remuneration of other persons for
       certain services rendered to
       trust.............................  *
                 IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.  Distribution of trust's securities
       by states.........................  Public Offering--Distribution of
                                             Units

36.  Suspension of sales of trust's
       securities........................  *
37.  Revocation of authority to
       distribute........................  *

- ------------
* Inapplicable

                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS
     ------------------------------------  -------------------------------------
38.  (a) Method of distribution..........  Public Offering--Distribution of
                                             Units; Public
                                             Offering--Underwriting Account;
                                             Public Offering--Sponsors' and
                                             Underwriters' Profits
     (b) Underwriting agreements.........  Public Offering--Distribution of
                                             Units; Public
                                             Offering--Underwriting Account;
                                             Public Offering--Sponsors' and
                                             Underwriters' Profits
     (c) Selling agreements..............  Public Offering--Distribution of
                                             Units; Public
                                             Offering--Underwriting Account;
                                             Public Offering--Sponsors' and
                                             Underwriters' Profits
39.  (a) Organization of principal
           underwriters..................  Sponsors
     (b) N.A.S.D. membership of principal
           underwriters..................  Sponsors
40.  Certain fees received by principal
       underwriters......................  *
41.  (a) Business of principal
           underwriters..................  Sponsors
     (b) Branch offices of principal
           underwriters..................  *
     (c) Salesmen of principal
           underwriters..................  *
42.  Ownership of trust's securities by
       certain persons...................  *
43.  Certain brokerage commissions
       received by principal
       underwriters......................  *
44.  (a) Method of valuation.............  Prospectus front cover; Public
                                             Offering--Offering Price; Public
                                             Offering--Distribution of Units
     (b) Schedule as to offering price...  *
     (c) Variation in offering price to

           certain persons...............  Public Offering--Offering Price;
                                             Public Offering--Distribution of
                                             Units
45.  Suspension of redemption rights.....  *
46.  (a) Redemption valuation............  Rights of Unit Holders--Redemption--
                                             Computation of Redemption Price per
                                             Unit
     (b) Schedule as to redemption
           price.........................  *
47.  Maintenance of position in
       underlying securities.............  Public Offering--Market for Units;
                                             Public Offering--Sponsors' and
                                             Underwriters' Profits; Rights of
                                             Unit Holders--Redemption--Purchase
                                             by the Sponsors of Units Tendered
                                             for Redemption; Rights of Unit
                                             Holders--Redemption--Computation
                                             of Redemption Price per Unit
               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.  Organization and regulation of
       trustee...........................  Trustee
49.  Fees and expenses of trustee........  The Trust--Expenses and Charges;
                                             Rights of Unit
                                             Holders--Distribution of Interest
                                             and Principal
50.  Trustee's lien......................  The Trust--Expenses and
                                             Charges--Other Charges; Rights of
                                             Unit Holders--Distribution of
                                             Interest and Principal

- ------------
* Inapplicable

                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS
     ------------------------------------  -------------------------------------

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.  Insurance of holders of trust's
       securities........................  The Trust--Insurance on the Bonds

                           VII. POLICY OF REGISTRANT
52.  (a) Provisions of trust agreement
           with respect to selection or

           elimination of underlying
           securities....................  Prospectus front cover;
                                             Sponsors--Responsibility
     (b) Transactions involving
           elimination of underlying
           securities....................  *
     (c) Policy regarding substitution or
           elimination of underlying
           securities....................  Sponsors--Responsibility
     (d) Fundamental policy not otherwise
           covered.......................  *
53.  Tax status of trust.................  Prospectus front cover; The
                                             Trust--Tax Status
                  VIII. FINANCIAL AND STATISTICAL INFORMATION
54.  Trust's securities during last ten
       years.............................  *
55.  Certain information regarding
       periodic payment certificates.....  *
56.  Certain information regarding
       periodic payment certificates.....  *
57.  Certain information regarding
       periodic payment certificates.....  *
58.  Certain information regarding
       periodic payment certificates.....  *
59.  Financial statements (Instruction
       1(c) to Form S-6).................  Statement of Condition

- ------------
* Inapplicable

                             SUBJECT TO COMPLETION
                           ISSUE DATE: JUNE 2, 1995

EMPIRE, GTD.,                                                       SERIES  118

     The attached final prospectus for a prior Guaranteed Series of Empire State Municipal Exempt Trust is hereby used as a preliminary prospectus for Guaranteed Series 118. The narrative information and structure of the final prospectus for this Series will be substantially the same as that of the attached final prospectus. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different because each Series has a unique portfolio. ACCORDINGLY, THE INFORMATION CONTAINED HEREIN WITH REGARD TO THE PREVIOUS SERIES SHOULD BE CONSIDERED AS BEING INCLUDED FOR INFORMATIONAL PURPOSES ONLY. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the estimated current return and estimated long term return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of and immediately prior to the effectiveness of the registration statement relating to Units of this Series.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

- --------------------------------------------------------------------------------

                             ------------------------------
[EMPIRE, GTD., LOGO]                     10,000 Units
                             ------------------------------
                                  Dated: May 25, 1995
                             ------------------------------

 EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 116

- --------------------------------------------------------------------------------



       The Empire State Municipal Exempt Trust, Guaranteed Series 116 (the 'Trust') is a unit investment trust formed for the purpose of obtaining tax-exempt interest income through investment in a fixed insured portfolio of long-term bonds, including contracts and funds for the purchase thereof, issued by or on behalf of the State of New York and counties, municipalities, authorities or political subdivisions thereof or issued by certain United States territories or possessions, including Puerto Rico, and their public authorities (the 'Bonds' or the 'Securities'). The Sponsors of the Trust are Glickenhaus & Co., and Lebenthal & Co., Inc. Units of the Trust will be offered to residents of New York, Connecticut, Pennsylvania and Florida. On the Date of Deposit, all of the Units and the Bonds while in the Trust will be rated AAA by Standard & Poor's Corporation and Moody's Investors Service will assign a rating of 'Aaa' to all of the Bonds in the Trust, as insured. The value of the Units of the Trust will fluctuate with the value of the underlying Bonds. Minimum purchase: 1 Unit.


       In the opinion of counsel, under existing law, interest income to the Trust, and, with certain exceptions, to Unit Holders is exempt from all regular federal, New York State and New York City income taxes, but may be subject to state and local taxes in other jurisdictions. Capital gains, if any, are subject to tax. Interest on the Bonds will not be subject to the federal alternative minimum tax. See 'The Trust--Tax Status' in Part B of this Prospectus.

       This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust, the Statement of Condition of the Trust and the Portfolio. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.
       ------------------------------------------------------------------
       ------------------------------------------------------------------


           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY

              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE COMMISSION OR
                  ANY STATE SECURITIES COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                      PROSPECTUS PART A DATED MAY 25, 1995

                          EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                                  GUARANTEED SERIES 116


[EMPIRE, GTD., LOGO]


                       SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                  AT MAY 24, 1995 (1):


                                       SPONSORS: GLICKENHAUS & CO.
                                       LEBENTHAL & CO., INC.

AGENT FOR SPONSORS:  GLICKENHAUS & CO.  TRUSTEE:  THE BANK OF NEW YORK
EVALUATOR:  MULLER DATA CORPORATION


               DATE OF DEPOSIT:  May 25, 1995
AGGREGATE PRINCIPAL AMOUNT OF BONDS IN TRUST:                  $10,000,000.00(2)
NUMBER OF UNITS:                                                       10,000
FRACTIONAL UNDIVIDED INTEREST IN TRUST PER UNIT:                     1/10,000
TOTAL VALUE OF SECURITIES IN PORTFOLIO (Based on Offering
Side Valuations of Securities):                                $ 9,496,152.50
                                                               --------------
                                                               --------------
SPONSORS' INITIAL REPURCHASE PRICE PER UNIT (Total Value of
Securities divided by 10,000 Units):                           $       949.61(3)
  Plus Sales Charge of 4.9% (on sales of fewer than 250
  Units) of Public Offering Price (4):                                  48.92
                                                               --------------
PUBLIC OFFERING PRICE PER UNIT:                                $       998.53(5)
                                                               --------------
                                                               --------------
REDEMPTION PRICE PER UNIT:                                     $       945.04(6)
EXCESS OF PUBLIC OFFERING PRICE OVER REDEMPTION PRICE PER
UNIT:                                                          $        53.49
EXCESS OF PUBLIC OFFERING PRICE OVER SPONSORS' INITIAL
REPURCHASE PRICE PER UNIT:                                     $        48.92
WEIGHTED AVERAGE MATURITY OF BONDS IN THE TRUST: 24.47 years




EVALUATION TIME:               4:00 P.M. New York Time during the initial
                                 offering period and 2:00 P.M. New York Time
                                 after the initial offering period.
ANNUAL INSURANCE PREMIUM (7):  $7,200.00
EVALUATOR'S FEE:               $.55 per Bond for each valuation.
TRUSTEE'S ANNUAL FEE:          For each $1,000 principal amount of Bonds in the
                                 Trust, $1.31 under the monthly and $.91 under
                                 the semi-annual distribution plan.
SPONSORS' ANNUAL FEE:          Maximum of $0.25 per $1,000 principal amount of
                                 underlying Securities. See 'The Trust--Expenses
                                 and Charges.'



SPONSORS' PROFIT (LOSS) ON DEPOSIT:      $98,113.40
MANDATORY TERMINATION DATE:              December 31, 2044
FIRST SETTLEMENT DATE:                   June 2, 1995
MINIMUM PRINCIPAL DISTRIBUTION:          $1.00 per Unit
MINIMUM VALUE OF THE TRUST UNDER WHICH
  TRUST AGREEMENT MAY BE TERMINATED:     $2,000,000 or 20% of the principal
                                         amount of the Bonds deposited in Trust,
                                         whichever is lower.



                                                     MONTHLY         SEMI-ANNUAL
                                                    ---------        -----------
   ESTIMATED ANNUAL INTEREST INCOME
     (INCLUDES CASH INCOME ACCRUAL ONLY):           $  55.49         $  55.49
   Less Annual premium on Portfolio
     Insurance:                                          .72              .72
P
E  Less Estimated Annual Expenses (8):                  2.05             1.55
R
                                                    ---------        -----------
   ESTIMATED NET ANNUAL INTEREST INCOME:            $  52.72         $  53.22
                                                    ---------        -----------
                                                    ---------        -----------
U  ESTIMATED INTEREST DISTRIBUTION (9):             $   4.39         $  26.61
N  ESTIMATED CURRENT RETURN BASED ON
I    PUBLIC OFFERING PRICE (INCLUDES CASH
     INCOME ACCRUAL ONLY) (10):                         5.28%            5.33%
T  ESTIMATED LONG-TERM RETURN (11):                     5.32%            5.37%
   ESTIMATED DAILY RATE OF NET INTEREST

     ACCRUAL:                                       $ .14646         $ .14784


   RECORD DATES:                           15th Day of Month        15th Day of
                                                               May and November

   PAYMENT DATES:                           1st Day of Month         1st Day of
                                                              June and December


                         (CONTINUED ON FOLLOWING PAGE)

NOTES TO SUMMARY OF ESSENTIAL INFORMATION

    (1) The business day prior to the date of this Prospectus. The date of this Prospectus is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.

    (2) If a Replacement Bond is not acquired when a contract for the purchase of Bonds fails, the aggregate principal amount of the Bonds may be reduced. See 'The Trust--Portfolio--General Considerations' in Part B.

    (3) Based, during the initial offering period, solely upon the offering prices of the Securities and thereafter on the bid prices of such Securities. See 'The Trust--Market for Units' in this Part A.

    (4) After the initial offering period, Units may be available for purchase from the Sponsors at a price based upon the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth in 'Public Offering--Offering Price' in Part B of this Prospectus, which is based upon the maturities of each Bond in the Trust.


    (5) No accrued interest will be added to the Public Offering Price in connection with purchases of Units contracted for on May 25, 1995. With respect to purchases contracted for after such date, accrued interest from June 2, 1995 to, but not including, the date of settlement (normally five business days after order) will be added to the Public Offering Price.


    (6) Based solely upon the bid prices of the Securities. Upon tender for redemption, the price to be paid will include accrued interest as described in 'Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit' in Part B.


    (7) Based upon the aggregate principal amount of the Bonds in the Trust. If the Trustee had exercised its right to obtain Permanent Insurance on all of the Bonds in the Trust as of the Date of Deposit, the total cost of the Permanent Insurance premiums for such insurance would have been $82,313.00.



    (8) Excluding insurance costs.


    (9) The first monthly interest distribution of $1.90 per Unit will be made on July 1, 1995 (the 'First Distribution Date') to all monthly certificateholders of record on June 15, 1995 (the 'First Record Date'). The regular monthly payment will be $4.39 on August 1, 1995 and thereafter. The first semi-annual interest distribution of $24.09 per Unit will be made on December 1, 1995 to all semi-annual certificateholders of record on November 15, 1995. The regular semi-annual payment will be $26.61 on June 1, 1996 and thereafter. In order to reduce the amount of accrued interest investors have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to the Trust the amount of accrued interest due on Securities through and including May 25, 1995. This accrued interest will be paid to the Sponsors as the holders of record of all Units on such date. Consequently, when the Sponsors sell Units, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from May 25, 1995 to but not including the date of settlement of the investor's purchase (normally five business days after the purchase contract), less any distributions from the Interest Account. Since a person who contracts to purchase Units on May 25, 1995 will settle his purchase on June 2, 1995, no accrued interest will be added to the Public Offering Price of Units settled on that date. The Trustee will recover its advancements (without interest or other cost to the Trust) from interest received on the Securities deposited in the Trust. See 'Rights of Unit Holders--Redemption--Computation at Redemption Price per Unit in Part B.'



    (10) Calculated after payment of insurance premiums payable by the Trust. The Estimated Current Return on such date on an identical portfolio without such insurance would have been 5.40% based on the semi-annual payment plan and 5.35% based on the monthly payment plan. Estimated Current Return is calculated by dividing the estimated net annual interest income received in cash per Unit by the Public Offering Price. Interest income per Unit will vary with changes in fees and expenses of the Trust and the Evaluator, and with the redemption, maturity, exchange or sale of Securities. This calculation, which includes cash income accrual only, does not include discount accretion on original issue discount bonds or on zero coupon bonds or premium amortization on bonds purchased at a premium. See 'The Trust--Tax Status' in Part B of this Prospectus and 'The Trust--Estimated Current Return and Estimated Long-Term Return to Unit Holders' in this Part A.

(notes continued from preceding pages)

    (11) Calculated after payment of insurance premiums payable by the Trust. The Estimated Long-Term Return on such date on an identical portfolio without such insurance would have been 5.44% based on the semi-annual payment plan and 5.39% based on the monthly payment plan. Estimated Long-Term Return is calculated by using a formula that takes into account the yields (including accretion of discounts and amortization of premiums) of the individual Bonds in the Trust's portfolio, weighted to reflect the market value and time to maturity (or, in certain cases, to earlier call date) of such Bonds, adjusted to reflect the Public Offering Price (including sales charge and expenses) per Unit. This calculation does not take into account delays in payment to Unit holders for the first few months of the Trust's operations, which reduces the Long-Term Return number. See 'The Trust--Estimated Current Return and Estimated Long-Term Return to Unit Holders' in this Part A.

THE TRUST


     Empire State Municipal Exempt Trust (the 'Fund'), Guaranteed Series 116 (the 'Trust') is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the 'Trust Agreement'), dated the Date of Deposit, among Glickenhaus & Co. and Lebenthal & Co., Inc. as sponsors (the 'Sponsors'), The Bank of New York, as trustee (the 'Trustee'), and Muller Data Corporation, as evaluator (the 'Evaluator'). The objective of the Trust is to obtain tax-exempt interest income through an investment in a fixed insured portfolio consisting primarily of various long-term municipal bonds with average maturities of over 10 years. Insurance does not protect against the risk of market fluctuations on the underlying bonds in the Trust's portfolio and of the units of the Trust. No assurance can be given that the Trust's objectives will be achieved as these objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations or of the insurer to meet its obligations under the insurance. In addition, an investment in such portfolio can be affected by fluctuations in interest rates.


     Certain of the Bonds in the Trust may be purchased at prices which result in the portfolio as a whole being purchased at a discount due to original issue discount, market discount or the inclusion of zero coupon bonds. Bonds selling at market discount tend to increase in market value as they approach maturity when the principal amount is payable, thus increasing the potential for gain (all or a portion of which may be taxable as ordinary income). Any income other than any earned original issue discount will be taxable and will not be realized until maturity, redemption or sale of the underlying Bonds or Units of the Trust. In the case of Bonds acquired at a market discount, gain will be treated as ordinary income to the extent of accrued market discount. At the time of the original issuance of the Bonds held by the Trust, opinions relating to the validity of the Bonds and the exemption of interest thereon from Federal income tax and New York State and City personal income tax were (or with respect to 'when-issued' Bonds will be) rendered by bond counsel to the issuing governmental authority. The continued tax-exempt status will depend upon the issuer's ability to comply with the provisions of the Internal Revenue Code of 1986, as amended. See 'The Trust--Tax Status' in Part B of this Prospectus. On the Date of Deposit, the Sponsors, acting for the Underwriting Account (see 'Underwriting Account' in this Part A), deposited with the Trustee delivery statements relating to contracts for the purchase of $10,000,000 aggregate principal amount for the interest-bearing obligations, including funds (represented by cash, cash equivalents and/or an irrevocable letter of credit issued by a major financial institution) for the purchase of certain such obligations (the 'Bonds' or the 'Securities'). The Trustee thereafter delivered to the Sponsors a registered certificate of 10,000 Units, representing the entire ownership of the Trust, which Units are being offered hereby.

     In view of the Fund's objectives, the following factors, among others, were considered in selecting the Bonds: (1) all the Bonds are obligations of the State of New York and counties, municipalities, authorities or political subdivisions thereof or issued by certain United States territories or possessions, including Puerto Rico, and their public authorities so that the interest on them will be exempt from Federal, New York State and New York City income tax under existing law; (2) the Bonds are varied as to purpose of issue;
(3) in the opinion of the Sponsors, the Bonds are fairly valued relative to other bonds of comparable quality and maturity; and (4) MBIA Insurance Corporation insurance for the payment of principal and interest on the Securities is available. Subsequent to the Date of Deposit, a Bond may cease to be rated or its rating may be reduced. In the event a Bond's rating is downgraded to below investment grade (i.e., 'high yield' or 'junk bond' status), such a Bond, as compared to an investment grade bond, is subject to greater

- ------------------------------------
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.

risk of downward price volatility in periods of economic uncertainty. If a Bond in the Trust is downgraded to high yield bond status, a decrease in the net asset value of the Trust may result. If such a decrease in net asset value occurs and Units of the Trust are tendered for redemption, the Trust may be forced to liquidate some of the Bonds at a loss. If such redemptions are substantial enough, this could trigger a complete and unexpected liquidation of the Trust before maturity, resulting in unanticipated losses for investors. Notwithstanding such risk, neither the downgrading of a Bond to below investment grade nor a Bond's ceasing to be rated, requires an elimination of such Bond from the portfolio of the Trust, but such an event may be considered in the Sponsors' determination to direct the Trustee to dispose of the Bonds. See 'Sponsors--Responsibility' in Part B.

PUBLIC OFFERING PRICE


     The Public Offering Price of the Units of the Trust during the initial offering period is equal to the aggregate offering price of the Securities in the respective Trust's portfolio divided by the number of Units outstanding, plus a sales charge equal to 4.9% of the Public Offering Price of the Trust on sales of fewer than 250 Units. In addition, for Units ordered after the date hereof, accrued interest will be payable from the First Settlement Date for Units of the Trust (five business days from the date hereof) to the expected date of settlement (five business days after order). For additional information regarding the Public Offering Price, the descriptions of interest and principal distributions, repurchase and redemption of Units and other essential information regarding the Trust, see the 'Summary of Essential Information' in this Part A. During the initial public offering period, sales of at least 250 Units will be entitled to a volume discount from the Public Offering Price. See 'Public Offering--Offering Price' in Part B. If the Units of the Trust had been available for sale on May 24, 1995, the Public Offering Price per Unit would have been $998.53.


MARKET FOR UNITS

     The Sponsors, although they are not obligated to do so, currently intend to maintain a secondary market for the Units in the Trust at prices based upon the aggregate bid price of the Securities plus accrued interest, if any, and a sales charge of 4.9% of the Public Offering Price of the Trust at the time. If such a market is not maintained, a Unit holder may be able to dispose of his Units only through redemption at prices based upon the aggregate bid price of the Securities. The purchase price of the Securities, if they were available for direct purchase by investors, would not include the sales charge included in the Public Offering Price of the Units. Neither the bid nor the offering side valuations of the underlying Securities or of the Units of the Trust, absent situations in which Securities are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by the Trust. See 'Public Offering--Market for Units' in Part B of this Prospectus.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

     Units of the Trust are offered to investors on a 'dollar price' basis (using the computation method previously described under 'Public Offering Price') as distinguished from a 'yield price' basis often used in offerings of tax exempt bonds (involving the lesser of the yield as computed to maturity of bonds or to an earlier redemption date). Since they are offered on a dollar price basis, the rate of return on an investment in Units of the Trust is measured in terms of 'Estimated Current Return' and 'Estimated Long Term Return.'

     Estimated Long Term Return is calculated by: (1) computing the yield to maturity or to an earlier call date (whichever results in a lower yield) for each Bond in the Trust portfolio in accordance with accepted practices, which practices take into account not only the interest payable on the Bonds but also the amortization of premiums or accretion of discounts, if any; (2) calculating the average of the yields for the Bonds in the Trust portfolio by weighing each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced (thus creating an average yield for the portfolio of the Trust); and (3) reducing the average yield for the portfolio of the Trust in order to reflect estimated fees and expenses of the Trust and the maximum sales charge paid by Unit holders. The resulting Estimated Long Term Return represents a measure of the return to Unit holders earned over the estimated life of the Trust. The Estimated Long Term Return as of the day prior to the Date of Deposit is stated for the Trust under 'Summary of Essential Information' in Part A.


     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. In contrast to the Estimated Long Term Return, the Estimated Current Return does not take into account the amortization of premium or accretion of discount, if any, on the Bonds in the portfolio of the Trust. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable rating, the Estimated Current Return per Unit may be affected adversely if such Securities are redeemed prior to their maturity. On the day prior to the Date of Deposit, the Estimated Net Annual Interest Income per Unit divided by the Public Offering Price resulted in the Estimated Current Return stated for the Trust under 'Summary of Essential Information' in Part A.

     The Estimated Net Annual Interest Income per Unit of the Trust will vary with changes in the fees and expenses of the Trustee and the Evaluator applicable to the Trust and with the redemption, maturity, sale or other disposition of the Bonds in the Trust. The Public Offering Price will vary with changes in the offering prices (bid prices in the case of the secondary market) of the Bonds. Therefore, there is no assurance that the present Estimated Current Return or Estimated Long Term Return will be realized in the future.

     A schedule of cash flow projections is available from the Sponsor upon request.

DISTRIBUTIONS


     Distributions of interest received by the Trust, pro rated on an annual basis, will be made semi-annually unless the Unit holder elects to receive them monthly. The first monthly distribution will be $1.90 for Units of the Trust and will be made on July 1, 1995, to monthly Unit holders of record on June 15, 1995, and $4.39 thereafter. The first semi-annual distribution will be $24.09 for Units of the Trust and will be made on December 1, 1995, to semi-annual Unit holders of record on November 15, 1995, and $26.61 thereafter. See 'Rights of Unit Holders--Distribution of Interest and Principal' in Part B of this Prospectus.


     Each Unit of the Trust at the Date of Deposit represents 1/10,000 fractional undivided interest in the $10,000,000 face amount of underlying Bonds and net income of the Trust in the ratio of 1 Unit for each $1,000 principal amount of underlying Bonds (including contracts and funds for the purchase thereof) in the Trust.

AUTOMATIC ACCUMULATION ACCOUNT

     Distributions from the Trust are made semi-annually unless the Unit holder elects to receive them monthly. Unit holders of the Trust have the option, however, of either receiving their interest check, together with any principal payments, from the Trustee or participating in the Automatic Accumulation Account reinvestment program offered by the Sponsors (the 'Plan'). Under the Plan, a Unit holder may elect to have distributions from Units in the Trust automatically reinvested in shares of an open-end mutual fund. For a description of the fund involved see 'Automatic Accumulation Account' in Part B. Participation in the Plan is conditioned on the participating fund's lawful qualification for sale in the state in which the Unit holder is a resident. The Plan is not designed to be a complete investment program. See 'Automatic Accumulation Account' in Part B for details on how to enroll in the Plan and how to obtain a prospectus.

INSURANCE

     Insurance guaranteeing the payment of all principal (either at stated maturity or by advancement of maturity pursuant to a mandatory sinking fund payment) and interest on each of the Bonds in the Trust as such payments shall become due but shall not be paid has been obtained by the Trust from MBIA Insurance Corporation (sometimes referred to hereinafter as the 'Insurer'). Insurance obtained by the Trust applies only while Bonds are retained in the Trust. Pursuant to an irrevocable commitment of the Insurer, in the event of a sale of a Bond from the Trust, the Trustee has the right to obtain permanent insurance for such Bond upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Insurance obtained by the Trust relates only to the payment of principal and interest on the Bonds in the Trust but neither covers the nonpayment of any redemption premium on the Bonds nor guarantees the market value of the Units. With respect to small-issue industrial development Bonds and pollution control revenue Bonds covered by the insurance, the Insurer also guarantees any accelerated payments required to be made by or on behalf of an issuer of such Bonds if there occurs an event which results in the loss of the tax-exempt status of interest on such Bonds, including principal, interest or premium payments payable thereon, if any, as and when thereby required. The insurance does not otherwise guarantee any accelerated payments required to be made by or on behalf of an issuer of other than small-issue industrial development Bonds or pollution control revenue Bonds if there occurs an event which results in the loss of the tax-exempt status of such Bonds nor will the insurance cover accelerated payments of principal or penalty interest or premiums unrelated to taxability of interest on any of the Bonds. In the event of such an acceleration, the payments guaranteed by the Insurer shall be made in such amounts and at such times as such payments would have been made absent such acceleration. As a result of the MBIA Insurance Corporation insurance, Moody's Investors Service has assigned a rating of 'Aaa' to all of the Bonds in the Trust, as insured, and Standard & Poor's Corporation has assigned a rating of 'AAA' to the Units and Bonds while in the Trust. See 'The Trust--Insurance on the Bonds'in Part B. No representation is made as to any insurer's ability to meet its commitments.


     Some of the Bonds in the Trust may also have been previously insured by insurance obtained by the issuers of such Bonds or by persons other than the Trust ('Pre-insured Bonds'). Six of the issues (80.00%) initially deposited in the Trust were Pre-insured Bonds. Insurance obtained by the Trust from the Insurer is effective only while the Bonds thus insured are held in such Trust; however, insurance previously obtained by the issuer or by persons other than the Trust, for which a single premium has been paid, is effective so long as the Pre-insured Bonds are outstanding. No representation is made as to the ability of any insurer to meet its commitments.


     Neither the Public Offering Price nor any evaluation of Units of the Trust for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by the Trust unless Securities are in default in payment of principal or interest or, in the Sponsors' opinion, is in significant risk of such default. See 'Public Offering--Offering Price' in Part B of this Prospectus. On the other hand, the value, if any, of insurance obtained by the issuer of the Securities or by parties other than the Trust is reflected and included in the market value of such Securities.

     Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for MBIA Insurance Corporation insurance, a non-cancellable policy for the payment of interest on and principal of the bonds is issued by the Insurer. A single or annual premium is paid by the issuer or any other party for its insurance on Pre-insured Bonds, and a monthly premium is paid by the Trust for the insurance it obtains from the Insurer on the Bonds in the Trust that are not also MBIA Insurance Corporation Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds. No premium will be paid by the Trust for the insurance it obtains from the Insurer on Bonds that are also MBIA Insurance Corporation Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds. Pursuant to an irrevocable commitment of the Insurer, upon the sale of a Bond from the Trust, the Trustee has the right to obtain permanent insurance with respect to such Bond upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. It is expected that the Trustee will exercise the right to obtain permanent insurance for a Bond in the Trust upon instruction from the Sponsors whenever the value of that Bond insured to its maturity less the applicable permanent insurance premium and the related custodial fee exceeds the value of the Bond without such insurance. See 'The Trust--Insurance on the Bonds' in Part B of this Prospectus.

THE PORTFOLIO


     The portfolio of the Trust contains contracts to purchase 7 issues of Bonds issued by entities located in New York or certain United States territories or possessions, including Puerto Rico. All such contracts are expected to be settled by June 2, 1995. The following information is being supplied to inform Unit holders of circumstances affecting the Trust. None of the aggregate principal amount of the Bonds in the portfolio are general obligations of the governmental entity issuing them which are backed by the taxing power thereof. 34.30% of the aggregate principal amount of the Bonds in the portfolio are payable from appropriations. 65.70% of the aggregate principal amount of the Bonds in the portfolio are payable from the income of specific projects or authorities and are not supported by the issuers' power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income, the number of issues (and the related dollar weighted percentage of such issues) deriving income from such sources and purpose of issue are as follow: Appropriation, 2 (34.30%); Health Care, 2 (38.75%); Higher Education, 1 (2.70%); Single Family Housing, 1 (20.00%); and Water & Sewer, 1 (4.25%). The Trust is deemed to be concentrated in the Appropriation and Health Care categories.* Prior to their deposit in the Trust, 6 issues (80.00%) were rated AAA by Standard and Poor's Corporation; and 1 issue (20.00%) was rated Baa1 by Moody's Investors Service.** Bonds rated Baa have adequate capacity to pay interest and to repay principal, however, such Bonds may have certain speculative characteristics as well. Furthermore, Bonds rated Baa are more sensitive to adverse economic changes or individual corporate developments. See 'Description of Bond Ratings' in Part B of this Prospectus. For a more detailed discussion, it is recommended that Unit holders consult the official statements for each security in the portfolio of the Trust.


     None of the Bonds initially deposited in the Trust have been purchased on a 'when issued' basis and none of the Bonds initially deposited in the Trust have been purchased on a delayed settlement basis. Normally, delivery of 'when issued' Bonds and delayed settlement Bonds is expected to take place within 30 days after the First Settlement Date. Accordingly, delivery may be delayed or may not occur. Interest on such Bonds begins accruing to the benefit of Unit holders on the date of delivery. Holders of Units will be 'at risk' with respect to such Bonds (i.e., may derive either gain or loss from fluctuations in the offering side valuation of such Bonds) from the date they commit for Units.

- ------------------------------------
 * A Trust is considered to be 'concentrated' in a particular category or issuer when the Bonds in that category or of that issuer constitute 25% or more of the aggregate face amount of the portfolio. See 'The Trust--General Considerations' in Part B of this Prospectus.

** For the meanings of ratings, including the symbols 'p' and 'Con. (. . .),' see 'Description of Bond Ratings' in Part B of this Prospectus. Security letter ratings may be modified by the addition of a plus or minus sign, when appropriate, to show relative standing within the major rating categories. There can be no assurance that the economic and political conditions on which the ratings of the Bonds in any Trust are based will continue or that particular Bond issues may not be adversely affected by changes in economic, political or other conditions that do not affect the above ratings. See 'The Trust--Special Factors Affecting New York' and 'The Trust--General Considerations' in Part B of this Prospectus.

Moreover, the insurance on the Bonds in the portfolio obtained by the Trust does not cover such Bonds until they are delivered to the Trust. See 'The Trust--Portfolio--General Considerations' in Part B.


     80.00% of the aggregate principal amount of the Bonds in the Trust are original issue discount bonds and have mandatory sinking fund installment provisions beginning on April 1, 2011 at redemption prices equal to the compound accreted value on the date of redemption. Of these original issue discount bonds, 2.70% are zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest and provide for payment and maturity at par value unless sooner sold or redeemed. The market for zero coupon bonds is subject to greater fluctuations than coupon bonds in response to changes in interest rates. (See 'Original Issue Discount and Zero Coupon Bonds' in Part B of this Prospectus). On the Date of Deposit, the offering side valuation of portfolio number 1 for the Trust was at a premium and this Bond is subject to retirement or refunding within ten years of the Date of Deposit. On the Date of Deposit, based on the offering side valuation, none of the aggregate principal amount of the Bonds were at par, 80.00% of the aggregate principal amount of the Bonds were at a discount from par and 20.00% of the aggregate principal amount of the Bonds were at a premium.


     An investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates or a decrease in the federal or New York State income tax rate. Inflation and recession, as well as measures implemented to address these and other economic problems, contribute to fluctuations in interest rates and the values of fixed-rate bonds generally. Additionally, changes in the tax treatment of bonds may have an adverse impact on the value of the Units. The Sponsors cannot predict future economic policies or their consequences, nor can they predict the course or extent of such fluctuations in the future.

                         REPORT OF INDEPENDENT AUDITORS


The Sponsors, Trustee, and Unit Holders of Empire State Municipal Exempt Trust,
  Guaranteed Series 116



     We have audited the Statement of Condition of Empire State Municipal Exempt Trust, Guaranteed Series 116, including the Portfolio as of May 25, 1995. This financial statement is the responsibility of the Sponsors. Our responsibility is to express an opinion on this financial statement based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. An irrevocable letter of credit deposited on May 25, 1995 in the amount required to purchase securities, as described in the Statement of Condition, was confirmed to us by the Trustee.




     In our opinion, the Statement of Condition referred to above presents fairly, in all material respects, the financial position of Empire State Municipal Exempt Trust, Guaranteed Series 116 at May 25, 1995 in conformity with generally accepted accounting principles.


                                         BDO SEIDMAN


New York, New York
May 25, 1995

EMPIRE STATE MUNICIPAL EXEMPT TRUST
            GUARANTEED SERIES 116



                  STATEMENT OF CONDITION AS OF DATE OF DEPOSIT
                                  MAY 25, 1995


                                 TRUST PROPERTY


Investment in Securities:
  Contracts to purchase underlying Securities (1) (2)............  $9,496,152.50
Accrued interest receivable......................................     143,881.67
                                                                   -------------
     Total.......................................................  $9,640,034.17
                                                                   -------------
                                                                   -------------


                            INTEREST OF UNIT HOLDERS


Units of fractional undivided interest outstanding
  (10,000):
Cost to investors (3).............................  $9,985,352.50
  Less--gross underwriting commission(4)..........     489,200.00  $9,496,152.50
                                                    -------------
Accrued interest receivable.......................                    143,881.67
                                                                   -------------
          Total...................................                 $9,640,034.17

                                                                   -------------
                                                                   -------------


- ------------------


     (1) Aggregate cost to the Trust of the Securities listed under 'Portfolio' is based on offering side valuation determined by the Evaluator on the basis set forth under 'Public Offering--Offering Price' in Part B. The aggregate bid side evaluation of the Securities in the portfolio, as determined by the Evaluator, as of the Date of Deposit was $9,450,490.00. An irrevocable letter of credit issued by Bankers Trust, in an aggregate amount equal to or in excess of $9,647,161.19 has been deposited with the Trustee. The amount of such letter of credit includes: $9,496,152.50 the amount required to purchase the tax-exempt securities listed in the related portfolio, plus $151,008.69 covering accrued interest through expected dates of delivery. Insurance coverage providing for the payment of all principal and interest on the Bonds in the Trust has been obtained by the Trust. The cost of insurance for the Trust is $7,200.00. Such insurance does not guarantee the market value of the Bonds or the value of the Units of the Trust. The insurance obtained by the Trust is effective only while Bonds thus insured are held in the Trust. Neither the bid nor offering prices of the underlying Bonds, or of the Units, absent situations in which Bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by the Trust.



     (2) On the basis set forth under 'Rights of Unit Holders--Distribution of Interest and Principal' in Part B the Trustee will advance an amount equal to the accrued interest on the Securities as of June 2, 1995 (the 'First Settlement Date') plus any cash received by the Trustee with respect to interest on the Securities prior to such date, and the same will be distributed to the Sponsors on the First Settlement Date. Consequently, the amount of interest accrued on a Unit to be added to the public offering price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the Unit.


     (3) Aggregate public offering price (exclusive of interest) is computed on 10,000 Units on the basis set forth above under 'Public Offering--Offering Price' in Part B.

     (4) A sales charge of 4.9% computed on 10,000 Units. See 'Public Offering--Offering Price' in Part B for volume discounts on sales of 250 Units or more.

                      EMPIRE STATE MUNICIPAL EXEMPT TRUST

                             GUARANTEED SERIES 116
                 PORTFOLIO AS OF DATE OF DEPOSIT, MAY 25, 1995



                                                                                 REDEMPTION FEATURES
PORT-                                                                  COUPON     ANT.--ANTICIPATED    YIELD         COST OF
FOLIO   RATING     PRINCIPAL        REPRESENTED BY CONTRACTS TO       RATE AND   S.F.--SINKING FUND      TO        SECURITIES
 NO.    (1)(2)    AMOUNT (3)          PURCHASE SECURITIES (4)         MATURITY   OPT.--OPTIONAL (5)   MATURITY   TO TRUST (6)(7)
- -----  ---------  -----------  -------------------------------------  --------   -------------------  --------   ---------------
 1     AAA/Aaa    $2,000,000   State of New York Mortgage Agency,        6.450%  04/01/10 @ 100 S.F.    5.970%   $ 2,077,620.00
                               Homeowner Mortgage Revenue Bonds,      10/01/17   09/01/04 @ 102 Opt.
                               Series 43 (MBIA Insured)
 2     AAA/Aaa     1,875,000   New York State Medical Care,              5.750   02/15/09 @ 100 Ant.    5.800      1,862,681.25
                               Facilities Finance Agency, Hospital    08/15/19   08/15/02 @ 102 Opt.
                               and Nursing Home FHA-Insured Mortgage
                               Revenue Bonds, 1992 Series C (MBIA
                               Insured)
 3     AAA/Aaa     1,430,000   New York State Thruway Authority,         5.750   04/01/11 @ 100 S.F.    5.754      1,429,285.00
                               Local Highway and Bridge Service       04/01/13   04/01/04 @ 102 Opt.
                               Contract Bonds, Series 1994 (MBIA
                               Insured)
 4     AAA/Aaa       425,000   New York City Municipal Water Finance     5.500   06/15/21 @ 100 S.F.    5.800        407,426.25
                               Authority, Water and Sewer System      06/15/23   06/15/04 @ 101.5
                               Revenue Bonds, Fixed Rate Fiscal 1994             Opt.
                               Series F (MBIA Insured)
 5     AAA/Aaa     2,000,000   New York State Medical Care,              5.375   02/15/12 @ 100 Ant.    5.782      1,885,000.00
                               Facilities Finance Agency, Hospital    02/15/25   02/15/04 @ 102 Opt.
                               Insured Mortgage Revenue Bonds, 1994
                               Series A Refunding (MBIA Insured)
 6     AAA/Aaa       270,000   Dormitory Authority of the State of       0.000   No Sinking Fund        5.801         64,800.00
                               New York, State University             05/15/20   No Optional Call
                               Educational Facilities, Revenue
                               Bonds, Series 1994A (MBIA Insured)
 7     Baa1*/Aaa   2,000,000   New York State Urban Development          5.250   01/01/17 @ 100 S.F.    6.150      1,769,340.00
                               Corporation, Correctional Capital      01/01/21   01/01/04 @ 102 Opt.
                               Facilities Revenue Bonds, 1993A
                               Refunding Series
                  -----------                                                                                    ---------------
                  $10,000,000                                                                                    $ 9,496,152.50
                  -----------                                                                                    ---------------
                  -----------                                                                                    ---------------

NOTES TO PORTFOLIO

    The symbol 'NR' denotes a non-rated issue of Bonds.


    (1) All ratings except those identified by an asterisk (*) are by Standard & Poor's Corporation. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under 'Description of Bond Ratings' in Part B.

    (2) Ratings in the right hand column are after deposit of these issues in the Trust and their insurance by MBIA. Moody's Investors Service has assigned its 'Aaa' investment rating to all of the Bonds while in the Trust, as insured by MBIA Insurance Corporation.

    (3) All Bonds are represented by contracts to purchase.


    (4) All contracts to purchase the Bonds were entered into from May 19, 1995 to May 23, 1995. All contracts are expected to be settled prior to or on the First Settlement Date of the Trust which is expected to be June 2, 1995. These bonds are expected to be settled (and interest begins accruing on these bonds to the benefit of Unit holders of the Trust) within 30 days after the First Settlement Date.


    (5) Unless otherwise indicated, there is shown under this heading the year in which each issue of bonds initially is redeemable and the redemption price for that year. Each such issue continues to be redeemable at declining prices thereafter, but not below par. 'S.F.' indicates a sinking fund has been or will be established with respect to an issue of Bonds. In addition, certain Bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. 'Ant.' indicates the existence of anticipated redemptions at a price of 100%. Under certain circumstances, these anticipated redemptions can be altered. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond issue is redeemed before maturity by the proceeds of a new bond issue.

    Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par. To the extent that the Bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Monthly and semi-annual distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The Federal tax effect on Unit holders of such redemptions and resultant distributions is described in the section entitled 'The Trust--Tax Status' in Part B.


    (6) See Note (1) to 'Statement of Condition as of Date of Deposit' regarding cost of Bonds. The offering prices are greater than the current bid prices of the Bonds which is the basis on which Redemption Price per Unit is determined for purposes of redemption of Units (see the first paragraphs under 'Public Offering--Offering Price' and 'Rights of Unit Holders--Redemption--Computation of Redemption Price Per Unit' in Part B). On the business day prior to the Date of Deposit the aggregate bid side valuation of the Securities in the Trust was lower than the aggregate offering side valuation by .481%. Yield of Bonds was computed on the basis of offering prices on the Date of Deposit.


    Bonds identified as escrowed to maturity under 'Portfolio' for the Trust in this Part A are priced to the maturity date not the call date.


    (7) Annual interest income to the Trust is $554,912.50.


    (8) Yield calculated based on a call date prior to stated maturity.

                              UNDERWRITING ACCOUNT

     The names and addresses of the Underwriters and the number of Units of the Trust each has agreed to purchase from the Underwriting Account are:


                                                                        UNITS
            NAME                              ADDRESS                 SERIES 116
- -----------------------------  -------------------------------------  ----------
Glickenhaus & Co.............  6 East 43rd Street                         3,000
                                 New York, New York 10017

Lebenthal & Co., Inc.........  120 Broadway                               3,000
                                 New York, New York 10271

Gruntal & Co., Inc...........  14 Wall Street                             1,200
                                 New York, New York 10005

David Lerner Associates,
  Inc........................  477 Jericho Turnpike                         250
                                 Syosset, New York 11791

Federated Securities, Inc....  P.O. Box 214                                 250

                                 Huntington Station, New York 11746

First Investors
  Corporation................  95 Wall Street                               250
                                 New York, New York 10005

Josephthal Lyon & Ross
  Incorporated...............  6 East 43rd Street                           250
                                 New York, New York 10017

Pershing (Division of
  Donaldson, Lufkin &
  Jenrette Securities
  Corporation)...............  One Pershing Plaza                           250
                                 Jersey City, New Jersey 07399


W.H. Newbolds, a division of
  Fahnestock & Co............  1500 Walnut Street                           250
                                 Philadelphia, Pennsylvania 19102

Advest, Incorporated.........  280 Trumbull Street                          100
                                 Hartford, Connecticut 06103

Cadaret, Grant & Co., Inc....  108 W. Jefferson Street                      100
                                 Syracuse, New York 13203

Cowen & Company..............  Financial Square                             100
                                 New York, New York 10005

First Albany Corporation.....  41 State Street                              100
                                 Albany, New York 12207

Gibraltar Securities Co......  Ten James Street                             100
                                 Florham Park, New Jersey 07932

Kemper Securities, Inc.......  77 West Wacker Drive                         100
                                 Chicago, Illinois 60606

Nathan & Lewis Securities
  Inc........................  1140 Avenue of the Americas                  100
                                 New York, New York 10036

Oppenheimer & Company........  World Financial Center                       100
                                 New York, New York 10281

                                                                        UNITS

            NAME                              ADDRESS                 SERIES 116
- -----------------------------  -------------------------------------  ----------
Roosevelt & Cross, Inc.......  20 Exchange Place                            100
                                 New York, New York 10005

Sage, Rutty & Co. Inc........  183 E. Main Street                           100
                                 Rochester, New York 14604

Smith Barney Inc.............  388 Greenwich Street                         100
                                 New York, New York 10013

Stuart, Coleman & Co.,
  Inc........................  11 West 42nd Street                          100
                                 New York, New York 10036

William R. Hough & Co........  100 Second Avenue South                      100
                                 St. Petersburg, Florida 33701
                                                                      ----------

                                                                         10,000
                                                                      ----------
                                                                      ----------

                              TAX EQUIVALENT YIELDS

The following tables indicate the approximate yield resident individuals in various income brackets must earn on a security subject to Federal, New York State and New York City income taxes to receive an after-tax yield equivalent to that provided by a tax-exempt bond yielding from 4.5% to 8.5%, based on anticipated 1995 Federal, New York State and New York City marginal tax rates. New York City taxpayers should refer to Table I. New York State taxpayers outside of New York City should refer to Table II.

      TABLE I. COMBINED EFFECT OF FEDERAL, NEW YORK STATE AND NEW YORK CITY
                                  INCOME TAXES

                                  Approx.
                                   1995                                 To equal a tax-exempt yield of:
                                  Federal,   --------------------------------------------------------------------------------------
If your net taxable income 1     NYS & NYC     4.50%      5.00%      5.50%      6.00%      6.25%      6.50%      6.75%      7.00%
is approximately 2               Marginal    --------------------------------------------------------------------------------------
Joint Return    Single Return   Tax Rates 4                       A taxable investment would have to pay you: 3
- -----------------------------------------------------------------------------------------------------------------------------------
$27,001-$39,000 $15,001-$23,350     25.33%      6.0%       6.7%       7.4%       8.0%       8.4%       8.7%       9.0%       9.4%
- -----------------------------------------------------------------------------------------------------------------------------------
$39,001-$94,250 $23,351-$56,550     36.84%      7.1%       7.9%       8.7%       9.5%       9.9%      10.3%      10.7%      11.1%
- -----------------------------------------------------------------------------------------------------------------------------------
$94,251-        $56,551-
$143,600        $117,950            39.51%      7.4%       8.3%       9.1%       9.9%      10.3%      10.8%      11.2%      11.6%
- -----------------------------------------------------------------------------------------------------------------------------------
$143,601-       $117,951-
$256,500        $256,500            43.89%      8.0%       8.9%       9.8%      10.7%      11.1%      11.6%      12.0%      12.5%
- -----------------------------------------------------------------------------------------------------------------------------------
$256,501+       $256,501+           47.05%      8.5%       9.4%      10.4%      11.3%      11.8%      12.3%      12.8%      13.2%
- -----------------------------------------------------------------------------------------------------------------------------------
                                  Approx.
                                   1995                  To equal a tax-exempt yield of:
                                  Federal,   --------------------------------------------------------
If your net taxable income 1     NYS & NYC     7.25%      7.50%      7.75%       8.00%      8.50%
is approximately 2               Marginal    --------------------------------------------------------
Joint Return    Single Return   Tax Rates 4        A taxable investment would have to pay you: 3
- -----------------------------------------------------------------------------------------------------
$27,001-$39,000 $15,001-$23,350     25.33%      9.7%      10.0%      10.4%       10.7%      11.4%
- -----------------------------------------------------------------------------------------------------
$39,001-$94,250 $23,351-$56,550     36.84%     11.5%      11.9%      12.3%       12.7%      13.5%
- -----------------------------------------------------------------------------------------------------
$94,251-        $56,551-
$143,600        $117,950            39.51%     12.0%      12.4%      12.8%       13.2%      14.1%
- -----------------------------------------------------------------------------------------------------
$143,601-       $117,951-
$256,500        $256,501            43.89%     12.9%      13.4%      13.8%       14.3%      15.2%
- ------------------------------------------------------------------------------------------------------

$256,501+       $256,501+           47.05%     13.7%      14.2%      14.6%       15.1%      16.1%
- ------------------------------------------------------------------------------------------------------

      TABLE II. COMBINED EFFECT OF FEDERAL AND NEW YORK STATE INCOME TAXES


                                  Approx.
                                   1995                                 To equal a tax-exempt yield of:
                                 Federal     --------------------------------------------------------------------------------------
If your net taxable income 1      & NYS        4.50%      5.00%      5.50%     6.00%       6.25%      6.50%      6.75%      7.00%
is approximately 2               Marginal    --------------------------------------------------------------------------------------
Joint Return    Single Return   Tax Rates 5                       A taxable investment would have to pay you: 3
- -----------------------------------------------------------------------------------------------------------------------------------
$27,001-$39,000 $15,001-$23,350     21.69%      5.8%       6.4%       7.0%      7.7%        8.0%       8.3%       8.6%       8.9%
- -----------------------------------------------------------------------------------------------------------------------------------
$39,001-$94,250 $23,351-$56,550     33.67%      6.8%       7.5%       8.3%      9.0%        9.4%       9.8%      10.2%      10.6%
- -----------------------------------------------------------------------------------------------------------------------------------
$94,251-        $56,551-
$143,600        $117,950            36.43%      7.1%       7.9%       8.7%      9.4%        9.8%      10.2%      10.6%      11.0%
- -----------------------------------------------------------------------------------------------------------------------------------
$143,601-       $117,951-
$256,500        $256,500            41.04%      7.6%       8.5%       9.3%     10.2%       10.6%      11.0%      11.5%      11.9%
- -----------------------------------------------------------------------------------------------------------------------------------
$256,501+       $256,501+           44.36%      8.1%       9.0%       9.9%     10.8%       11.2%      11.7%      12.1%      12.6%
- -----------------------------------------------------------------------------------------------------------------------------------
                                  Approx.
                                   1995                   To equal a tax-exempt yield of:
                                 Federal     ---------------------------------------------------------
If your net taxable income 1      & NYS          7.25%      7.50%      7.75%      8.00%      8.50%
is approximately 2               Marginal    ---------------------------------------------------------
Joint Return    Single Return   Tax Rates 5        A taxable investment would have to pay you: 3
- ------------------------------------------------------------------------------------------------------
$27,001-$39,000 $15,001-$23,350     21.69%        9.3%       9.6%       9.9%      10.2%      10.9%
- ------------------------------------------------------------------------------------------------------
$39,001-$94,250 $23,351-$56,550     33.67%       10.9%      11.3%      11.7%      12.1%      12.8%
- ------------------------------------------------------------------------------------------------------
$94,251-        $56,551-
$143,600        $117,950            36.43%       11.4%      11.8%      12.2%      12.6%      13.4%
- ------------------------------------------------------------------------------------------------------
$143,601-       $117,951-
$256,500        $256,500            41.04%       12.3%      12.7%      13.1%      13.6%      14.4%
- ------------------------------------------------------------------------------------------------------
$256,501+       $256,501+           44.36%       13.0%      13.5%      13.9%      14.4%      15.3%
- ------------------------------------------------------------------------------------------------------

    1 After exemptions and deductions other than state and local tax deductions.


    2 The tables cover only a representative range of incomes, and income brackets have been rounded off to facilitate illustration. Actual Federal, New York State and New York City income brackets may differ slightly from those in the table.

    3 Yields on taxable investments have been rounded off to facilitate illustration.

    4 This rate is calculated by using the highest New York State and New York City marginal tax rates that apply to the bracket and a marginal Federal tax rate based on a single return claiming one personal exemption and a joint return claiming two personal exemptions (subject to the personal exemption phaseout applicable at the highest two categories of income).

    5 This rate is calculated by using the highest New York State marginal tax rate that applies to the bracket and a marginal Federal tax rate based on a single return claiming one personal exemption and a joint return claiming two personal exemptions (subject to the personal exemption phase out applicable at the highest two categories of income).

                      [This page intentionally left blank]

                      EMPIRE STATE MUNICIPAL EXEMPT TRUST
                               PROSPECTUS PART B
 PART B OF THIS PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART A

                                   THE TRUST

ORGANIZATION


     Empire State Municipal Exempt Trust (the 'Fund'), Guaranteed Series 116 (the 'Trust') is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the 'Trust Agreement'), dated the Date of Deposit, among Glickenhaus & Co. and Lebenthal & Co., Inc. as sponsors (the 'Sponsors'), The Bank of New York, as trustee (the 'Trustee'), and Muller Data Corporation, as evaluator (the 'Evaluator').


     On the date of this Prospectus each Unit represented the fractional undivided interest in the Trust set forth under 'Summary of Essential Financial Information' in Part A. Thereafter, if any Units of the Trust are redeemed by the Trustee, the fractional undivided interest Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by each such Unit will remain essentially the same. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsors, or until the termination of the Trust Agreement for the related Trust. See 'Rights of Unit Holders--Redemption' in this Part B.


OBJECTIVES

     The objective of the Fund is to obtain tax-exempt interest income through an investment in a fixed insured portfolio consisting primarily of various long-term municipal bonds with average maturities of over 10 years. No assurance can be given that the Fund's objectives will be achieved as these objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations and, of the Insurer to meet its obligations under the insurance. In addition, an investment in such portfolio can be affected by fluctuations in interest rates.

PORTFOLIO

     The portfolio of the Trust consists of the Bonds described in 'The Portfolio' in Part A and are represented by the Sponsors' contracts to purchase, which are expected to be settled by the date set forth in Part A. The Trust may contain Bonds which have been purchased on a when, as, and if issued basis. Accordingly, the delivery of such Bonds may be delayed or may not occur. (See 'The Portfolio' in Part A.) Interest on these Bonds begins accruing to the benefit of Unit holders on their respective dates of delivery. Unit holders will be 'at risk' with respect to these Bonds (i.e., may derive either gain or loss from fluctuations in the offering side evaluation of the Bonds) from the date they commit for Units. (See 'The Portfolio' in Part A.) For a discussion of the Sponsors' obligations in the event of the failure of any contract for the purchase of any of the Bonds and limited right to substitute other bonds to replace any failed contract, see 'Substitution of Bonds' in this Part B. As a result of the MBIA Insurance Corporation insurance, Moody's Investors Service ('Moody's') has assigned a rating of 'Aaa' to all of the Bonds in the Trust, as insured and Standard & Poor's Corporation ('Standard & Poors') has assigned a rating of 'AAA' to the Units and Bonds while in the Trust. (See 'Insurance on the Bonds' in this Part B).

     In view of the Fund's objectives, the following factors, among others, were considered in selecting the Bonds: (1) All the Bonds are obligations of the State of New York and counties, municipalities, authorities or political

- ------------------------------------
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.

subdivisions thereof or issued by certain United States territories or possessions, including Puerto Rico and their public authorities so that the interest on them will be exempt from Federal, New York State and New York City income tax under existing law; (2) the Bonds are varied as to purpose of issue;
(3) in the opinion of the Sponsors, the Bonds are fairly valued relative to other bonds of comparable quality and maturity; and (4) MBIA Insurance Corporation insurance for the payment of principal and interest on the Securities is available. Subsequent to the Date of Deposit, a Bond may cease to be rated or its rating may be reduced. Neither event requires an elimination of such Bond from the portfolio, but such an event may be considered in the Sponsors' determination to direct the Trustee to dispose of the Bonds. See 'Sponsors-Responsibility' in Part B. The insurance on the Bonds in the portfolio obtained by the Trust does not cover such Bonds until they are delivered to the Trust. See 'The Trust--Portfolio--General Considerations' in this Part B.


SPECIAL FACTORS AFFECTING NEW YORK

     The information set forth below is derived from the official statements and/or preliminary drafts of official statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsors have not independently verified this information.

     State Economic Trends. Over the long term, the State of New York (the 'State') and the City of New York (the 'City') face serious potential economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City. In recent years the State's economic position has improved in a manner consistent with that for the Northeast as a whole.

     The State has for many years had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

     Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in Federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

     New York City. The City, with a population of approximately 7.3 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. The City's manufacturing activity is conducted primarily in apparel and publishing.

     The national economic downturn which began in July 1990 adversely affected the local economy, which had been declining since late 1989. As a result, the City experienced job losses in 1990 and 1991 and real Gross City Product (GCP) fell in those two years. In order to achieve a balanced budget as required by the laws of the State for the 1992 fiscal year, the City increased taxes and reduced services during the 1991 fiscal year to close a then projected gap of

$3.3 billion in the 1992 fiscal year which resulted from, among other things, lower than projected tax revenue of approximately $1.4 billion, reduced State aid for the City and greater than projected increases in legally mandated expenditures, including public assistance and Medicaid expenditures. Beginning in calendar year 1992, the improvement in the national economy helped stabilize conditions in the City. Employment losses moderated toward year-end and real GCP increased, boosted by strong wage gains. The City's current four-year financial plan assumes that, after noticeable improvements in the City's economy during calendar year 1994, economic growth will slow in calendar years 1995 and 1996 with local employment increasing modestly. In December 1994, the City experienced substantial shortfalls in payments of non-property tax revenues from those forecasted. Through December 1994, collections of non-property taxes were approximately $200 million lower than projected.

     For each of the 1981 through 1994 fiscal years, the City achieved balanced operating results as reported in accordance with generally accepted accounting principles ('GAAP'), and the City's 1995 fiscal year results are projected to be balanced in accordance with GAAP. The City was required to close substantial budget gaps in recent years in order to maintain balanced operating results. For fiscal year 1995, the City has adopted a budget which has halted the trend in recent years of substantial increases in City spending from one year to the next. There can be no assurance that the City will continue to maintain a balanced budget as required by State law without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

     Pursuant to the laws of the State, the City prepares an annual four-year financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City is required to submit its financial plans to review bodies, including the New York State Financial Control Board ('Control Board'). If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financing requirements, the Control Board would be required by State law to exercise powers, among others, of prior approval of City financial plans, proposed borrowings and certain contracts.

     The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected or that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that such reductions or delays will not have adverse effects on the City's cash flow or expenditures.

     The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan for the 1995 through 1998 fiscal years (the '1995-1998 Financial Plan' or 'Financial Plan'). The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the condition of the regional and local economies, the impact on real estate tax revenues of the real estate market, wage increases for City employees consistent with those assumed in the Financial Plan, employment growth, the results of a pending actuarial audit of the City's pension system which is expected to significantly increase the City's annual pension costs, the ability to implement proposed reductions in City personnel and other cost reduction initiatives, which may require in certain cases the cooperation of the City's municipal unions, revenue generating transactions and provision of State and Federal aid and mandate relief.

     Implementation of the Financial Plan is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1995 through 1998 contemplates the issuance of $10.7 billion of general obligation bonds primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make other capital investments. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City bonds and notes will be subject to prevailing market conditions, and no assurance can be given that such sales will be completed. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned capital and operating expenditures.

     On October 25, 1994, the City published the Financial Plan for the 1995-1998 fiscal years, which is a proposed modification to a financial plan submitted to the Control Board on July 8,1994 (the 'July Financial Plan') and which relates to the City, the Board of Education ('BOE') and the City University of New York.

     The City's July Financial Plan set forth proposed actions for the 1995 fiscal year to close a previously projected gap of approximately $2.3 billion for the 1995 fiscal year, which included City actions aggregating $1.9 billion, a $288 million increase in State actions over the 1994 and 1995 fiscal years, and a $200 million increase in Federal assistance. The City actions included proposed agency actions aggregating $1.1 billion, including productivity savings; tax and fee enforcement initiatives; service reductions; and savings from the restructuring of City services. City actions also included savings of $45 million resulting from proposed tort reform, the projected transfer to the 1995 fiscal year of $171 million of the projected 1994 fiscal year surplus, savings of $200 million for employee health care costs, $51 million in reduced pension costs, savings of $225 million from refinancing City bonds and $65 million from the proposed sale of certain City assets.

     The 1995-1998 Financial Plan published on October 25,1994 reflects actual receipts and expenditures and changes in forecast revenues and expenditures since the July Financial Plan and projects revenues and expenditures for the 1995 fiscal year balanced in accordance with GAAP. For the 1995 fiscal year, the Financial Plan includes actions to offset an additional potential $1.1 billion budget gap, resulting principally from a $104 million decrease in the $171 million projected surplus from the 1994 fiscal year to be transferred to the 1995 fiscal year, due primarily to lower projected tax revenues for the 1994 fiscal year; reductions in projected tax revenues for the 1995 fiscal year totalling $170 million; $60 million of increased City pension contributions resulting from lower than expected earnings on pension fund assets for the 1994 fiscal year; a $166 million shortfall in projected increased Federal assistance due primarily to the failure to enact national health care reform; the failure of the State Legislature to approve tort reform; the failure to achieve the projected savings of $200 million for employee health care costs; a $165 million increase in projected overtime expenditures; and additional agency spending requirements, primarily for increased costs for foster care and homeless services, and other decreased projected revenues.

     The gap-closing measures for the 1995 fiscal year set forth in the 1995-1998 Financial Plan include additional proposed agency actions aggregating $851 million, including $342 million of reduced personal services costs resulting from a reduction in the number of city employees, additional expenditure reductions and $42 million of greater than forecast miscellaneous revenues. Additional proposed gap-closing actions include the availability of $200 million, primarily from reserves held for unreported health insurance claims. The $851 million of agency actions proposed in the Financial Plan for the 1995 fiscal year, together with the $1.1 billion of agency actions proposed in the July Financial Plan, are substantial and difficult to implement. Agency actions proposed in the Financial Plan for the 1995 fiscal year include reduced expenditures for the Police Department totalling $67 million, a $107 million reduction in the City's subsidy to the New York City Health and Hospitals Corporation ('HHC'), reduced allocations to BOE totalling $190 million, expenditure reductions totalling $102 million for the Human Resources Administration, expenditure reductions totalling $32 million for the Department of Corrections, a portion of which are subject to modification of a court consent decree, and a $113 million reduction in the City's subsidy to the Metropolitan Transportation Authority (the 'MTA'). The Financial Plan is subject to the ability of the City to implement proposed reductions in City personnel and other cost reduction initiatives.

     Based on currently available results, the Mayor's Office of Management and Budget ('OMB') believes that developments since the publication of the Financial Plan on October 25, 1994 have caused an additional $650 million budget gap in the 1995 fiscal year due to (i) projected tax revenue shortfalls of $400 million, (ii) failure to renegotiate the terms of certain Port Authority leases to increase revenues by $75 million, (iii) miscellaneous revenue shortfalls of $25 million, and (iv) increases in certain agency expenditures of $150 million. The projected tax revenue shortfalls for the 1995 fiscal year result from lower capital gains, bonuses and business profits, the timing of certain payments and discounting by retailers. OMB has also identified gap-closing actions totalling $650 million in the 1995 fiscal year. Certain of these gap-closing actions will be subject to the ability of the City to implement expenditure reduction initiatives and, in the case of the social security refund, final approval by the Internal Revenue Service. In the event these gap-closing actions cannot be fully implemented, the City will be required to adopt additional gap-closing measures for the remainder of the 1995 fiscal year, and there is no assurance that such measures will enable the City to achieve a balanced budget for the 1995 fiscal year. Current forecasts of revenues and expenditures for the fiscal year 1995, including the gap-closing actions, could require the City to take actions within the 1995 fiscal year to meet its cash flow requirements.

     The Financial Plan also sets forth projections for the 1996 through 1998 fiscal years and outlines a proposed gap-closing program to close projected gaps of $1.0 billion, $1.5 billion and $2.0 billion for the 1996 through 1998 fiscal years, respectively, after successful implementation of the $1.1 billion gap-closing program for the 1995 fiscal year.

     OMB believes that developments since the publication of the Financial Plan have caused the $1.0 billion gap projected in the Financial Plan for the 1996 fiscal year to increase to $2.7 billion. The $1.5 billion increase in the forecast budget gap for fiscal year 1996 is due to (i) a projected tax revenue shortfall of approximately $400 million, reflecting the impact of the recent shortfall in collections of non-property taxes described above, (ii) an $80 million shortfall in projected property tax receipts due to a lower than forecast increase in the tentative assessment role published by the New York City Department of Finance, (iii) a reduction of $390 million in the forecast receipt of State and Federal aid, (iv) a reduction of $75 million in forecast receipts of lease payments for the New York City airports, (v) higher costs of $260 million for Medicaid and agency spending, (vi) additional pension funding costs of $300 million resulting from an ongoing actuarial audit of the City pension systems and (vii) $45 million in additional costs for unachieved tort reform.

     In February the Mayor published a modification (the 'February Modification') to the Financial Plan for the City's 1995 through 1998 fiscal years and a preliminary budget for the City's 1996 fiscal year. The February Modification reflected changes since the Financial Plan including measures to be taken to assure balance in the 1995 fiscal year described above and the City's program to address the currently forecast gap of approximately $2.7 billion in fiscal year 1996, which gap is projected to increase to $3.2 billion and $3.8 billion in 1997 and 1998, respectively. The gap closing program is subject to change. However, the major components of the gap closing program for fiscal year 1996 are (i) a reduction in spending for entitlements of approximately $1.2 billion, primarily affecting public assistance and Medicaid payments by the City, (ii) $600 million in savings from municipal unions and (iii) $500 million from the Board of Education. In addition, the City will continue to seek mandate relief such as tort reform and other changes in City procedures and use of resources through privatization and efficient utilization of the City's assets.

     The proposals contained in the February Modification to close the projected budget gaps for the 1995 and 1996 fiscal years engendered substantial public debate, and that the public debate relating to the 1996 fiscal year budget will likely continue through the time the budget is scheduled to be adopted in June 1995. On January 17, 1995, Standard & Poor's placed the City's general obligation bonds on CreditWatch with negative implications, in light of the refunding of debt contemplated by this offering to provide $120 million of the $650 million in gap closing actions required for the 1995 fiscal year. Standard & Poor's stated that it will review the February Modification for evidence of continued progress toward long-term structural balance, and eventual elimination of certain types of budget devices, as well as the next State budget proposal, to determine the extent of the City's relief from State mandates in education, social services, and health care expenditures. Standard & Poor's stated that, by April 1995, financial plans which continue to incorporate budget devices, such as refunding, or fail to reflect ongoing budget relief from the State, will result in a lowering of the rating to the 'BBB' category for New York City's general obligation bonds.

     In January 1993, the City announced a settlement with a coalition of municipal unions, including Local 237 of the International Brotherhood of Teamsters, District Council 37 of the American Federation of State, County and Municipal Employees and other unions covering approximately 44% of the City's workforce. The settlement, which has been ratified by the unions, includes a total net expenditure increase of 8.25% over a 39 month period, ending March 31, 1995 for most of these employees. The City is presently bargaining with the Correction Officers' Benevolent Association and the Sanitation Officers' Association. In addition, the Transit Police Benevolent Association's delegate body rejected a tentative settlement with the City. The contract dispute is currently being arbitrated before the State's Public Employment Relations Board. Moreover, a contract dispute between the City and the Licensed Practical Nurses is currently in arbitration before the City's Office of Collective Bargaining.

     The Financial Plan provides no additional wage increases for City employees after their contracts expire in the 1995 and 1996 fiscal years. Each 1% wage increase for all employees commencing in the 1995 and 1996 fiscal years would cost the City an additional $28 million for the 1995 fiscal year, $140 million for the 1986 fiscal year and $150 million each year thereafter above the amounts provided for in the Financial Plan.

     Various actions proposed in the Financial Plan, including the proposed increase in State aid, are subject to approval by the Governor and the State Legislature, and the proposed increase in Federal aid is subject to approval by Congress and the President. State and Federal actions are uncertain and no assurance can be given that such actions will in fact be taken or that the savings that the City projects will result from these actions will be realized. The State Legislature failed to approve a substantial portion of the proposed State assumption of Medicaid costs in the last session. The Financial Plan assumes that these proposals will be approved by the State Legislature during the 1995 fiscal year and that the Federal government will increase its share of funding for the Medicaid program. If these measures cannot be implemented, the City will be required to take other actions to decrease expenditures or increase revenues to maintain a balanced financial plan.

     Although the City has maintained balanced budgets in each of its last thirteen fiscal years, and is projected to achieve balanced operating results for the 1995 fiscal year, there can be no assurance that the gap-closing actions proposed in the Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City's economic base.


     The 1995-1998 Financial Plan is based on numerous assumptions, including the continuing improvement in the City's and the region's economy and a modest employment recovery during calendar year 1994 and the concomitant receipt of economically sensitive tax revenues in the amounts projected. The 1995-1998 Financial Plan is subject to various other uncertainties and contingencies relating to, among other factors, the extent, if any, to which wage increases for City employees exceed the annual increases assumed for the 1995 through 1998 fiscal years; continuation of the 9% interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees affecting the City's required pension fund contributions; the willingness and ability of the State, in the context of the State's current financial condition, to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City, including the proposed State takeover of certain Medicaid costs and State mandate relief; the ability of the Health and Hospitals Corporation ('HHC'), BOE and other such agencies to maintain balanced budgets; the willingness of the Federal government to provide Federal aid; approval of the proposed continuation of the personal income tax surcharge; adoption of the City's budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to implement proposed reductions in City personnel and other cost reduction initiatives, which may require in certain cases the cooperation of the City's municipal unions, and the success with which the City controls expenditures; savings for health care costs for City employees in the amounts projected in the Financial Plan; additional expenditures that may be incurred due to the requirements of certain legislation requiring minimum levels of funding for education; the impact on real estate tax revenues of the current weakness in the real estate market; the City's ability to market its securities successfully in the public credit markets; and additional expenditures that may be incurred as a result of deterioration in the condition of the City's infrastructure. Certain of these assumptions have been questioned by the City Comptroller and other public officials.

     The projections and assumptions contained in the 1995-1998 Financial Plan are subject to revision which may involve substantial change, and no assurance can be given that these estimates and projections, which include actions which the City expects will be taken but which are not within the City's control, will be realized.

     From time to time, the Control Board staff, the City Comptroller and others issue reports and make public statements regarding the City's financial condition, commenting on, among other matters, the City's financial plans, projected revenues and expenditures and actions by the City to eliminate projected operating deficits. Some of these reports and statements have warned that the City may have underestimated certain expenditures and overestimated certain revenues and have suggested that the City may not have adequately provided for future contingencies. Certain of these reports have analyzed the City's future economic and social conditions and have questioned whether the City has the capacity to generate sufficient revenues in the future to meet the costs of its expenditure increases and to provide necessary services.

     On January 17, 1995, the City Comptroller issued a report which concluded that the risks for the 1995 fiscal year had increased from $453 million to $658 million, primarily as a result of lower than projected tax revenues totaling $400 million, partially offset by the anticipated receipt of an additional $100 million of revenues from the refund by the Internal Revenue Service of social security overpayments by the City in the 1995 fiscal year. The report stated that the shortfall in tax revenue collections is explained largely by weaknesses in the banking industry and the securities sector, which have been hurt by the tight monetary policies of the Federal Reserve Board which have resulted in losses from bond trading operations, layoffs and lower year-end bonuses. The report stated that this shortfall may increase if total returns in the financial sector do not improve in the first half of the 1995 calendar year.

     On December 27, 1994, the City Comptroller issued a report on the City's economy which noted that the City's economic recovery had slowed in the third quarter of the 1994 calendar year and concluded that the City's economy is still very weak and the local recovery is very fragile. The report noted that the indications of weakness in the City's economy include slower growth in payroll employment and retail sales in the third quarter, as well as softness in the Manhattan commercial real estate market. The report also noted that the tight monetary policies implemented by the Federal Reserve Bank since February to curb inflationary pressures were particularly harmful to interest rate sensitive and cyclical sectors, such as retailing, the securities industry, banking and manufacturing and that the City's service-driven economy has not benefited from the national recovery, which was largely driven by interest rate sensitive sectors of housing, capital goods and consumer durable goods. The report noted that the slow-down in economic activity was expected to continue in the fourth quarter of 1994, with more cutbacks in local governments and additional layoffs in the financial sector, which will offset new hiring in other areas and result in a slow growth in the 1995 calendar year.

     On November 30, 1994, OSDC issued a report reviewing the Financial Plan. The report concluded that a projected budget gap of $252 million existed for the 1995 fiscal year, due largely to higher social service costs and uncertainties concerning the receipt of revenues from increased collection efforts. The report identified additional substantial risks for the 1995 fiscal year totaling $351 million, including the proposed reduction in the City subsidy to the Transit Authority, the receipt of revenues by the City as a result of the refund of social security overpayments, the projected subleasing of certain assets and possible additional expenditures for the BOE. After taking into account possible reduced expenditures of $100 million, OSDC concluded that the City faces risks of approximately $500 million for the remainder of the 1995 fiscal year.

     With respect to the 1996 through 1998 fiscal years, the OSDC in its March 21, 1995, report projects gaps of approximately $3.0 billion, $3.6 billion and $4.1 billion, respectively. According to the OSDC, the projected gap could be greater than forecast by the City primarily because the City has not yet secured $133 million in anticipated health insurance savings and overtime costs from uniformed agencies are likely to be $80 million higher than projected by the City. The report also identified a number of additional risks which could raise the 1996 budget gap by another $400 million (a net gap of $232 million after accounting for possible savings from overestimating prior year's expenses).

These risks include (i) the expiration of the 14% personal income tax surcharge which the Financial Plan assumes will be extended by the State, (ii) unfunded liabilities at the Board of Education and (iii) potentially higher pension costs. Additionally, the 1996 gap closing program relies to a very large degree on cooperation from Federal and State governments and municipal unions. In fact, the City has direct control of less than $500 million of the total gap closing measures. Therefore, no assurance can be given that the 1996 measures will be successfully implemented.

     On December 8, 1994, the staff of the Control Board issued a report on the Financial Plan. In its report the staff concluded that the City faced risks of more than $513 million in the 1995 fiscal year. The staff noted that tax receipts are stagnant, primarily because of a further contraction in the property tax and sluggish growth in the non-property taxes, related to erosion of profits in the securities industry, and that there are substantial risks for the 1995 fiscal year with respect to possible increased overtime and City Medicaid payments to HHC, shortfalls in parking fine collections, the projected refund of social security payments, a proposed asset sale, the renegotiation of certain Port Authority leases and possible additional expenditures at BOE. In addition, the staff indicated that there are risks of $2.0 billion, $2.6 billion and $3.1 billion for the 1996, 1997 and 1998 fiscal years, respectively. Risks for the 1996 through 1998 fiscal years include the potential for increased overtime and lower non-property tax revenues, increased spending for City Medicaid payments to HHC, additional expenditures at BOE, uncertainties concerning the proposed reduction in City expenditures for health care costs, the anticipated revenues from renegotiation of the terms of certain Port Authority leases, savings resulting from the proposed tort reform program to limit damage claims against the City, and increased Federal aid for Medicaid. The report noted that the City faced additional risks with respect to its assumptions regarding pension costs, a reduced subsidy to the Transit Authority, social services savings and the cost of wages. The staff noted that it is imperative that the City Council and the Mayor work together to ensure that the actions taken for the 1995 fiscal year are recurring and help reduce the over $2 billion gap for the 1996 fiscal year, and that a cooperative effort is necessary if the City is to solve its structural budget problems and bring stability to the delivery of services to its residents.

     On March 17, 1995 the Control Board staff issued its report commenting on the February Modification. The report notes that the February Modification attempts to address the structural imbalances by dramatically lowering expenditures in large budget areas while continuing the restructuring of the City's finances. Their analysis does show a risk of at least $486 million in fiscal 1996, particularly because more than $2 billion in projected budget relief is dependent upon the action of others. Both the Control Board and the OSDC have noted that the City has not yet brought its long term expenditures in line with recurring revues; therefore, the City is likely to face future budget gaps requiring it to reduce expenditures and/or increase revenues.

     A substantial portion of the capital improvements in the City are financed by indebtedness issued by the Municipal Assistance Corporation for the City of New York ('MAC'). MAC was organized in 1975 to provide financing assistance for the City and also to exercise certain review functions with respect to the City's finances. MAC bonds are payable out of certain State sales and compensating use taxes imposed within the City, State stock transfer taxes and per capita State aid to the City. Any balance from these sources after meeting MAC debt service and reserve fund requirements and paying MAC's operating expenses is remitted to the City or, in the case of the stock transfer taxes, rebated to the taxpayers. The State is not, however, obligated to continue the imposition of such taxes or to continue appropriation of the revenues therefrom to MAC, nor is the State obligated to continue to appropriate the State per capita aid to the City which would be required to pay the debt service on certain MAC obligations. MAC has no taxing power and MAC bonds do not create an enforceable obligation of either the State or the City. As of September 30, 1994, MAC had outstanding an aggregate of approximately $4.885 billion of its bonds.

     The City's general obligation bonds are rated Baa1 by Moody's. Standard & Poor's has rated the City's general obligation bonds A-. Fitch Investors Service, Inc. ('Fitch') has rated them A-. Such ratings reflect only the view of Moody's, Standard & Poor's and Fitch, from which an explanation of the significance of such ratings may be obtained. There is no assurance that such ratings will continue for any given period of time or that they will not be revised downward or withdrawn entirely. Any such downward revision or withdrawal could have an adverse effect on the market prices of the City's general obligation bonds.

     New York State and its Authorities. The State's current fiscal year commenced on April 1, 1995, and ends on March 31, 1996, and is referred to herein as the State's 1995-96 fiscal year. The prior fiscal year, which ended on March 31, 1995, is referred to herein as the State's 1994-95 fiscal year. The State's budget for the 1994-95 fiscal year was enacted by the Legislature on June 7, 1994, more than two months after the start of the fiscal year. Prior to adoption of the budget, the Legislature enacted appropriations for disbursements considered to be necessary for State operations and other purposes, including all necessary appropriations for debt service. The State Financial Plan for the 1994-95 fiscal year was formulated on June 16, 1994 and is based on the State's budget as enacted by the Legislature and signed into law by then Governor Cuomo. On February 1, Governor Pataki presented his 1995-96 Executive Budget, containing his recommendations for the upcoming fiscal year. The Governor's budget is balanced on a cash basis in the General Fund (described below). However, there can be no assurance that the Legislature will enact the proposed Executive Budget into law, that the budget will be adopted in a more timely manner than the prior year's budget, or that actual results will not differ materially and adversely from the projections set forth below.

     The economic and financial condition of the State may be affected by various financial, social, economic and political factors. Those factors can be very complex, may vary from fiscal year to fiscal year, and are frequently the result of actions taken not only by the State and its agencies and instrumentalities, but also by entities, such as the Federal government, that are not under the control of the State.

     The State Financial Plan is based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Many uncertainties exist in forecasts of both the national and State economies, including consumer attitudes toward spending, Federal financial and monetary policies, the availability of credit, and the condition of the world economy, which could have an adverse effect on the State. There can be no assurance that the State economy will not experience results in the current fiscal year that are worse than predicted, with corresponding material and adverse effects on the State's projections of receipts and disbursements.

     The State Division of the Budget ('DOB') believes that its projections of receipts and disbursements relating to the current State Financial Plan, and the assumptions on which they are based, are reasonable. Actual results, however, could differ materially and adversely from the projections set forth below, and those projections may be changed materially and adversely from time to time.

     As noted above, the financial condition of the State is affected by several factors, including the strength of the State and regional economy and actions of the Federal government, as well as State actions affecting the level of receipts and disbursements. Owing to these and other factors, the State may, in future years, face substantial potential budget gaps resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the future costs of maintaining State programs at current levels. Any such recurring imbalance would be exacerbated if the State were to use a significant amount of nonrecurring resources to balance the budget in a particular fiscal year. To address a potential imbalance for a given fiscal year, the State would be required to take actions to increase receipts and/or reduce disbursements as it enacts the budget for that year, and under the State Constitution the Governor is required to propose a balanced budget each year. To correct recurring budgetary imbalances, the State would need to take significant actions to align recurring receipts and disbursements in future fiscal years. There can be no assurance, however, that the State's actions will be sufficient to preserve budgetary balance in a given fiscal year or to align recurring receipts and disbursements in future fiscal years.

     The General Fund is the general operating fund of the State and is used to account for all financial transactions, except those required to be accounted for in another fund. It is the State's largest fund and receives almost all State taxes and other resources not dedicated to particular purposes. In the State's 1994-95 fiscal year, the General Fund is expected to account for approximately 52 percent of total governmental-fund receipts and 51 percent of total governmental-fund disbursements. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types.

     As a result of the national and regional economic recession, the State's tax receipts for its 1991 and 1992 fiscal years were substantially lower than projected, which resulted in reductions in State aid to localities for the State's 1992 and 1993 fiscal years from amounts previously projected. The State completed its 1993 fiscal year with a positive margin of $671 million in the General Fund, which was deposited into a tax refund reserve account. The State's economy, as measured by employment, started to recover near the start of the

1993 calendar year, continued into mid-1994 and then virtually ceased. The State completed its 1994 fiscal year with a cash-basis balanced budget in the State's General Fund (the major operating fund of the State), after depositing $1.5 billion in various reserve funds.

     The State's 1994-95 Financial Plan, which is based upon the enacted State budget, projected a balanced General Fund. The State's 1994-95 Financial Plan provided the City with savings through various actions, which include increased State education aid and State assumption of certain costs previously paid by the City and restoration of certain prior year revenue sharing reductions. However, the State Legislature failed to enact a substantial portion of the proposed State assumption of local Medicaid costs, other significant mandate relief items, and the proposed tort reform legislation, which would have provided the City with additional savings. On February 1, 1995, as part of his Executive Budget for the 1995-96 fiscal year, the Governor submitted the third quarterly update to the State Financial Plan for the 1994-95 fiscal year. This update reflects changes to receipts and disbursements. The update revises the projected General Fund receipts and disbursements contained in the 1994-95 State Financial Plan as revised by the first and second quarterly updates issued on July 29, 1994 and October 28, 1994, respectively. The update reflected that estimates of General Fund receipts for the 1994-95 fiscal year have been reduced by $585 million, from the mid-year update, and are down $1.058 billion from the budget enacted in June 1994 (of which $227 million results from a post mid-year accounting restatement of the State Financial Plan). Offsetting this projected loss in receipts, however, are projected reductions of $312 million in disbursements from the mid-year update, attributable to lower spending through the first nine months of the fiscal year, and to the use of greater than anticipated receipts from the State lottery. The net result of the projected reductions in receipts and disbursements is a negative margin of $273 million against the mid-year update's projection of a $14 million surplus, producing a potential deficit of $259 million for the 1994-95 fiscal year. The Governor has proposed to close this deficit through a hiring freeze, a review of pending contracts, and spending cuts in certain programs that were started or expanded in the 1994-95 budget. Governor Pataki submitted a proposed budget for the State's 1995-96 fiscal year on February 1, 1995. The Governor's budget for the 1995-96 fiscal year included significant savings from Medicaid cost containment measures and welfare reform and substantial reductions in State aid to localities, including the City. The 1995-96 Executive Budget is the first to be submitted by the

Governor, who assumed office on January 1. It proposes actual reductions in the year-over-year dollar levels of State spending from the General Fund for the first time in over half a century with a proposed cut of 3.4 percent. There are, however, risks and uncertainties concerning whether or not certain tax and spending cuts proposed in the Executive Budget will be upheld in the face of potential legal challenges. For example, there can be no assurance that cuts in social-welfare entitlement programs will not be challenged in court. Further, the Comptroller has indicated his intention to challenge in Court the proposed use of certain pension reserves in the Executive Budget.

     According to the Executive Budget, in the 1995-96 fiscal year, the State Financial Plan would be out of balance by almost $4.7 billion, as a result of three key factors: (1) the projected structural deficit resulting from the ongoing disparity between sluggish growth in receipts, the effect of prior-year tax changes, and the rapid acceleration of spending growth ($2.1 billion); (2) the impact of unfunded 1994-95 initiatives, including capital projects such as sports and recreational facilities, an increase in revenue sharing to local governments, further State takeover of local Medicaid costs, more school aid, and increased tuition assistance ($1.1 billion); and (3) the use of one-time solutions to fund recurring spending in the 1994-95 budget ($1.5 billion). Tax cuts proposed to spur economic growth and provide relief for low and middle-income tax payers add $240 million to the projected imbalance or budget gap, bringing the total to approximately $5 billion.

     The Executive Budget proposes to close the budget gap for the 1995-96 fiscal year through (1) $1.9 billion from cost containment savings in social-welfare programs, particularly Medicaid cost-containment recommendations ($1.277 billion), Income-Maintenance restructuring recommendations ($340 million), and the consolidation of various child-care programs into a Family Services Block Grant to counties and New York City; (2) $2.5 billion in savings from State agency restructuring that is expected to reduce spending on the State workforce, SUNY and CUNY, mental hygiene programs, capital projects, the prison population, and public authorities; (3) $350 million in savings from local assistance reforms, by freezing school aid, revenue sharing and county costs of pre-school special education at current levels, while proposing program legislation to provide relief from certain mandates that increase local spending; and (4) $200 million in new revenue measures, primarily a new Quick Draw Lottery game and changes to tax-payment schedules. The Executive Budget indicates that for years State revenues have grown at a slower rate than State spending, producing an increasing structural deficit, and that if the proposals in the Executive Budget are upheld (particularly the spending cuts described above) the State will start to eliminate the structural imbalance that has characterized the State's fiscal record. There can, however, be no assurances that the tax and spending cuts proposed in the Executive Budget will be upheld or enacted as proposed, or that if enacted, will eliminate potential imbalances in future fiscal years.

     As expected, the Governor's proposals will engender substantial public debate which will continue until the enactment of the budget by the State legislature, which as expected did not occur before April 1, 1995. However, no assurance can be given as to the amount of savings which the City might realize from any such cost containment measures or welfare reform or the size of any such reductions in State aid to the City. Depending upon the amount of such savings or the size of any such reductions in State aid, the City might be required to make substantial additional changes in the Financial Plan.

     In certain recent fiscal years, the State has failed to enact a budget prior to the beginning of the State's fiscal year. The delay in the adoption of the State's budget could delay the projected receipt by the City of State aid, and there can be no assurance that State budgets in future fiscal years will be adopted by the April 1 statutory deadline.

     As a result of various uncertainties and other factors, including consumer attitudes toward spending, Federal financial and monetary policies, the availability of credit and the condition of the world economy, actual results could differ materially and adversely from the State's current projections and the State's projections could be materially and adversely changed from time to time.

     On January 13, 1992, Standard & Poor's Corporation ('Standard & Poor's') reduced its ratings on the State's general obligation bonds from A to A- and, in addition, reduced its ratings on the State's moral obligation, lease purchase, guaranteed and contractual obligation debt. Standard & Poor's also continued its negative rating outlook assessment on State general obligation debt. On April 26, 1993, Standard & Poor's revised the rating outlook assessment to stable. On February 14, 1994, Standard & Poor's raised its outlook to positive and, on December 12, 1994, confirmed its A- rating. On January 6, 1992, Moody's Investors Service, Inc. ('Moody's') reduced its ratings on outstanding limited-liability State lease purchase and contractual obligations from A to Baa1. On December 12, 1994, Moody's reconfirmed its A rating on the State's general obligation long-term indebtedness.

     The fiscal stability of the State is related to the fiscal stability of its authorities, which generally have responsibility for financing, constructing and operating revenue-producing public benefit facilities. The authorities are not subject to the constitutional restrictions on the incurrence of debt which apply to the State itself and may issue bonds and notes within the amounts of, and as otherwise restricted by, their legislative authorization. As of September 30, 1992, there were 18 authorities that had outstanding debt of $100 million or more. The aggregate outstanding debt, including refunding bonds, of these 18 authorities was $63.5 billion as of September 30, 1993. As of March 31, 1994, aggregate public authority debt outstanding as State-supported debt was $21.1 billion and as State-related debt was $29.4 billion.

     The authorities are generally supported by revenues generated by the projects financed or operated, such as fares, user fees on bridges, highway tolls and rentals for dormitory rooms and housing. In recent years, however, the State has provided financial assistance through appropriations, in some cases of a recurring nature, to certain of the 18 authorities for operating and other expenses and, in fulfillment of its commitments on moral obligation indebtedness or otherwise for debt service. This assistance is expected to continue to be required in future years.

     The MTA, a State agency, oversees the operation of the City's subway and bus system (the 'Transit Authority' or 'TA') and commuter rail lines serving the New York metropolitan area. Fare revenues from such operations have been insufficient to meet expenditures, and the MTA depends heavily upon a system of State, local, Triborough Bridge and Tunnel Authority ('TBTA') and, to the extent available, Federal support. Over the past several years, the State has enacted several taxes, including a surcharge on the profits of banks, insurance corporations and general business corporations doing business in the 12 county region served by the MTA and a special one-quarter of 1% regional sales and use tax, that provide additional revenues for mass transit purposes including assistance to the MTA. The surcharge, which expires in November 1995, yielded $507 million in calendar year 1992, of which the MTA was entitled to receive approximately 90% or approximately $456 million. For the 1994-95 State fiscal year, total State assistance to the MTA is estimated at approximately $1.3 billion.


     In 1993, State legislation authorized the funding of a five-year $9.56 billion MTA capital plan for the five-year period, 1992 through 1996 (the '1992-96 Capital Program'). The MTA has received approval of the 1992-96 Capital Program based on this legislation from the 1992-96 Capital Program Review Board, as State law requires. This is the third five-year plan since the Legislature authorized procedures for the adoption, approval and amendment of a five-year plan in 1981 for a capital program designed to upgrade the performance of the MTA's transportation systems and to supplement, replace and rehabilitate facilities and equipment. The MTA, the TBTA and the TA are collectively authorized to issue an aggregate of $3.1 billion of bonds (net of certain statutory exclusions) to finance a portion of the 1992-96 Capital Program. The 1992-96 Capital Program is expected to be financed in significant part through the dedication of State petroleum business taxes.

     There can be no assurance that all the necessary governmental actions for the Capital Program will be taken, that funding sources currently identified will not be decreased or eliminated, or that the 1992-96 Capital Program, or parts thereof, will not be delayed or reduced. Furthermore, the power of the MTA to issue certain bonds expected to be supported by the appropriation of State petroleum business taxes is currently the subject of a court challenge. If the Capital Program is delayed or reduced, ridership and fare revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional State assistance.

     The State's experience has been that if an Authority suffers serious financial difficulties, both the ability of the State and the Authorities to obtain financing in the public credit markets and the market price of the State's outstanding bonds and notes may be adversely affected. The Housing Finance Agency ('HFA') and the Urban Development Corporation ('UDC') have in the past required substantial amounts of assistance from the State to meet debt service costs or to pay operating expenses. Further assistance, possibly in increasing amounts, may be required for these, or other, Authorities in the future. In addition, certain statutory arrangements provide for State local assistance payments otherwise payable to localities to be made under certain circumstances to certain Authorities. The State has no obligation to provide additional assistance to localities whose local assistance payments have been paid to Authorities under these arrangements. However, in the event that such local assistance payments are so diverted, the affected localities could seek additional State funds.

     Litigation. A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve state programs and miscellaneous tort, real property, and contract claims and the monetary damages sought are substantial. Adverse development in these proceedings or the initiation of new proceedings could affect the ability of the State to maintain a balanced State Financial Plan in the current fiscal year or thereafter.

     In addition to the proceedings noted below, the State is party to other claims and litigation which its legal counsel has advised are not probable of adverse court decisions. Although the amounts of potential losses, if any, are not presently determinable, it is the State's opinion that its ultimate liability in these cases is not expected to have a material adverse effect on the State's financial position in the current fiscal year or thereafter.

     On May 31, 1988 the United States Supreme Court took jurisdiction of a claim of the State of Delaware that certain unclaimed dividends, interest and other distributions made by issuers of securities and held by New York-based brokers incorporated in Delaware for beneficial owners who cannot be identified or located, had been, and were being, wrongfully taken by the State of New York pursuant to New York's Abandoned Property Law (State of Delaware v. State of New York, United States Supreme Court). All 50 states and the District of Columbia moved to intervene, claiming a portion of such distributions and similar property taken by the State of New York from New York-based banks and depositories incorporated in Delaware. In a decision dated March 30, 1993, the Court granted all pending motions of the states and the District of Columbia to intervene and remanded the case to a Special Master for further proceedings consistent with the Court's decision. The Court determined that the abandoned property should be remitted first to the state of the beneficial owner's last known address, if ascertainable and, if not, then to the state of incorporation of the intermediary bank, broker or depository. New York and Delaware have executed a settlement agreement which provides for payments by New York to Delaware of $35 million in the State's 1993-94 fiscal year and five annual payments thereafter of $33 million. New York and Massachusetts have executed a settlement agreement which provides for aggregate payments by New York of $23 million, payable over five consecutive years. The claims of the other states and the District of Columbia remain.

     Among the more significant of these claims still pending against the State at various procedural stages, are those that challenge: (1) the validity of agreements and treaties by which various Indian tribes transferred title to the State of certain land in central New York; (2) certain aspects of the State's Medicaid rates and regulations, including reimbursements to providers of mandatory and optional Medicaid services; (3) contamination in the Love Canal area of Niagara Falls; (4) an action against State and New York City officials alleging that the present level of shelter allowance for public assistance recipients is inadequate under statutory standards to maintain proper housing;
(5)
challenges to the practice of reimbursing certain Office of Mental Health patient care expenses from the client's Social Security benefits; (6) a challenge to the methods by which the State reimburses localities for the administrative costs of food stamp programs; (7) alleged responsibility of State officials to assist in remedying racial segregation in the City of Yonkers; (8) an action in which the State is a third party defendant, for injunctive or other appropriate relief, concerning liability for the maintenance of stone groins constructed along certain areas of Long Island's shoreline; (9) an action challenging legislation enacted in 1990 which had the effect of deferring certain employer contributions to the State Teachers' Retirement System and reducing State aid to school districts by a like amount; (10) a challenge to the constitutionality of financing programs of the Thruway Authority authorized by

Chapters 166 and 410 of the Laws of 1991; (11) a challenge to the constitutionality of financing programs of the MTA and the Thruway Authority authorized by Chapter 56 of the Laws of 1993; (12) challenges to the delay by the State Department of Social Services in making two one-week Medicaid payments to the service providers; (13) challenges to provisions of Section 2807-C of the Public Health Law, which impose a 13% surcharge on inpatient hospital bills paid by commercial insurers and employee welfare benefit plans and portions of Chapter 55 of The Laws of 1992 which require hospitals to impose and remit to the State an 11% surcharge on hospital bills paid by commercial insurers; (14) challenges to the promulgation of the State's proposed procedure to determine the eligibility for and nature of home care services for Medicaid recipients;
(15) a challenge to State implementation of a program which reduces Medicaid benefits to certain home-relief recipients; (16) challenges to the rationality and retroactive application of State regulations recalibrating nursing home Medicaid rates; and (17) a challenge by AT&T to New York Tax Law Section186-a(2-a) as violative of the commerce clause of the U.S. Constitution.

GENERAL CONSIDERATIONS

     Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Except as described in footnotes to 'Summary of Essential Financial Information' for the Trust interest accrues to the benefit of Unit holders commencing with the expected date of settlement for purchase of the Units. If a Replacement Bond is not acquired, accrued interest (at the coupon rate of the Failed Bonds or earned original issue discount in the case of original issue discount and zero coupon Bonds) will be paid to Unit holders (from the Deposit Date to the date the Trustee is notified of the failure of the Sponsors to purchase a Replacement Bond). All such interest paid to Unit holders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsors and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond is not acquired by the Trust, the net annual interest income per Unit for the Trust would be reduced and the estimated current return might be lowered.

     Neither the Sponsors nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event that any contract for the purchase of Securities in the Trust fails and no Replacement Bond as hereinafter defined is acquired, the Sponsors shall refund to all Unit holders the sales charge attributable to such failed contract, and the principal and accrued interest (at the coupon rate of the relevant Security or earned original issue discount in the case of original issue discount and zero coupon Bonds to the date the Sponsors are notified of the failure) which are attributable to such failed contract, shall be distributed at the next Monthly Payment Date which is more than 30 days after the failure to purchase Replacement Bonds. The portion of such interest paid to a Unit holder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsors and accordingly will not be treated as tax-exempt income.

     The following paragraphs discuss the characteristics of the Bonds in the Trust and of certain types of issuers of the Bonds in the Trust. These paragraphs discuss, among other things, certain circumstances which may adversely affect the ability of such issuers to make payment of principal of and interest on Bonds held in the portfolio of the Trust or which may adversely affect the ratings of such Bonds. Because of the insurance obtained by the Sponsors or by the issuers for the Trust, however, such changes should not adversely affect the Trust's ultimate receipt of principal and interest, the Standard & Poor's or Moody's ratings of the Bonds in the portfolio, or the Standard & Poor's rating of the Units of the Trust. An investment in Units of the Trust should be made with an understanding of the risks that such an investment may entail, certain of which are described below. Unit holders may obtain additional information concerning a particular Bond by requesting an official statement from the issuer of such Bond.

GENERAL OBLIGATION BONDS

     General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws, and an entity's credit will depend on many factors, including potential erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries; economic limits on the ability to tax without eroding the tax base; state legislative proposals or voter initiatives to limit ad valorem real property taxes; and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the state or entity's control.

APPROPRIATIONS BONDS

     Many state or local governmental entities enter into lease purchase obligations as a means for financing the acquisition of capital projects (e.g., buildings or equipment, among other things). Such obligations are often made subject to annual appropriations. Certain Bonds in the Trust may be Bonds that are, in whole or in part, subject to and dependent upon (i) the governmental entity making appropriations from time to time or (ii) the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Subject to the foregoing, once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional without setoff or counterclaim, regardless of contingencies, whether or not a given project is completed or used by the governmental entity and notwithstanding any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing, and the obligation of the governmental lessee is not backed by a pledge of the general credit of the governmental lessee. In the event of non-appropriation, the Sponsors may instruct the Trustee to sell such Bonds.


     Moral Obligation Bonds. Certain of the Bonds in the Trust may be secured by pledged revenues and additionally by the so-called 'moral obligations' of the State or a local governmental body. Should the pledged revenues prove insufficient, the payment of such Bonds is not a legal obligation of the State or local government, and is subject to its willingness to appropriate funds therefor.

REVENUE BONDS

     Mortgage Revenue Bonds. Certain Bonds may be 'mortgage revenue bonds.' Under the Internal Revenue Code of 1986, as amended (the 'Code'), (and under similar provisions of the prior tax law) 'mortgage revenue bonds' are obligations the proceeds of which are used to finance owner-occupied residences under programs which meet numerous statutory requirements relating to residency, ownership, purchase price and target area requirements, ceiling amounts for state and local issuers, arbitrage restrictions, and certain information reporting, certification, and public hearing requirements. There can be no assurance that additional federal legislation will not be introduced or that existing legislation will not be further amended, revised, or enacted after delivery of these Bonds or that certain required future actions will be taken by the issuing governmental authorities, which action or failure to act could cause interest on the Bonds to be subject to federal income tax. If any portion of the Bonds proceeds are not committed for the purpose of the issue, Bonds in such amount could be subject to earlier mandatory redemption at par, including issues of Zero Coupon Bonds (see 'Original Issue Discount and Zero Coupon Bonds').

     Housing Bonds. Some of the aggregate principal amount of Bonds of the Trust may consist of obligations of state and local housing authorities whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. Since such obligations are not general obligations of a particular state or municipality and are generally payable primarily or solely from rents and other fees, adverse economic developments including failure or inability to increase rentals, fluctuations of interest rates and increasing construction and operating costs may reduce revenues available to pay existing obligations.

     The housing bonds in the Trust, despite their optional redemption provisions which generally do not take effect until ten years after the original issuance dates of such Bonds (often referred to as 'ten year call protection'), do contain provisions which require the issuer to redeem such obligations at par from unused proceeds of the issue within a stated period. In recent periods of declining interest rates there have been increased redemptions of housing bonds pursuant to such redemption provisions. In addition, the housing bonds in the Trust are also subject to mandatory redemption in part at par at any time that voluntary or involuntary prepayments of principal on the underlying mortgages are made to the trustee for such Bonds or that the mortgages are sold by the bond issuer. Prepayments of principal tend to be greater in periods of declining interest rates; it is possible that such prepayments could be sufficient to cause a housing bond to be redeemed substantially prior to its stated maturity date, earliest call date or sinking fund redemption date.


     Public Power Revenue Bonds. General problems of the electric utility industry include difficulty in financing large construction programs during an inflationary period; restrictions on operations and increased costs and delays attributable to environmental considerations; the difficulty of the capital markets in absorbing utility debt and equity securities; the availability of fuel for electric generation at reasonable prices, including among other considerations the potential rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal; technical cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive waste; and the effects of energy conservation. Certain Bonds may have been issued in connection with the financing of nuclear generating facilities. In view of recent developments in connection with such facilities, legislative and administrative actions have been taken and proposed relating to the development and operation of nuclear generating facilities. The Sponsors are unable to predict whether any such actions or whether any such proposals or litigation, if enacted or instituted, will have an adverse impact on the revenues available to pay the debt service on the Bonds in the portfolio issued to finance such nuclear projects.

     Each of the problems referred to above could adversely affect the ability of the issuers of public power revenue bonds to make payments of principal of and/or interest on such bonds. Certain municipal utilities or agencies may have entered into contractual arrangements with investor-owned utilities and large industrial users and consequently may be dependent in varying degrees on the performance of such contracts for payment of bond debt service.

     Health Care Revenue Bonds. Some of the aggregate principal amount of Bonds of the Trust may consist of hospital revenue bonds. Ratings of hospital bonds are often initially based on feasibility studies which contain projections of occupancy levels, revenues and expenses. Actual experience may vary considerably from such projections. A hospital's gross receipts and net income will be affected by future events and conditions including, among other things, demand for hospital services and the ability of the hospital to provide them, physicians' confidence in hospital management capability, economic developments in the service area, competition, actions by insurers and governmental agencies and the increased cost and possible unavailability of malpractice insurance. Additionally, a major portion of hospital revenue typically is derived from federal or state programs such as Medicare and Medicaid which have been revised substantially in recent years and which are undergoing further review at the state and federal level.

     Proposals for significant changes in the health care system and the present programs for third party payment of health care costs are under consideration in Congress and many states. Future legislation or changes in the areas noted above, among other things, would affect all hospitals to varying degrees and, accordingly, any adverse change in these areas may affect the ability of such issuers to make payment of principal and interest on such bonds.


     Higher Education Revenue Bonds. Higher education revenue bonds include debt of state and private colleges, universities and systems, and parental and student loan obligations. The ability of universities and colleges to meet their obligations is dependent upon various factors, including the revenues, costs and enrollment levels of the institutions. In addition, their ability may be affected by declines in Federal, state and alumni financial support, fluctuations in interest rates and construction costs, increased maintenance and energy costs, failure or inability to raise tuition or room charges and adverse results of endowment fund investments.

     Pollution Control Facility Revenue Bonds. Bonds in the pollution control facilities category include securities issued on behalf of a private corporation,* including utilities, to provide facilities for the treatment of air, water and solid waste pollution. Repayment of these bonds is dependent upon income from the specific pollution control facility and/or the financial condition of the project corporation.

     Other Utility Revenue Bonds. Bonds in this category include securities issued to finance natural gas supply, distribution and transmission facilities, public water supply, treatment and distribution facilities, and sewage collection, treatment and disposal facilities. Repayment of these bonds is dependent primarily on revenues derived from the billing of residential, commercial and industrial customers for utility services, as well as, in some instances, connection fees and hook-up charges. Such utility revenue bonds may be adversely affected by the lack of availability of Federal and state grants and by decisions of Federal and state regulatory bodies and courts.

     Solid Waste and Resource Recovery Revenue Bonds. Bonds in this category include securities issued to finance facilities for removal and disposal of solid municipal waste. Repayment of these bonds is dependent on factors which may include revenues from appropriations from a governmental entity, the financial condition of the private project corporation and revenues derived from the collection of charges for disposal of solid waste. Repayment of resource recovery bonds may also be dependent to various degrees on revenues from the sale of electric energy or steam. Bonds in this category may be subject to mandatory redemption in the event of project non-completion, if the project is rendered uneconomical or if it is considered an environmental hazard.

     Transportation Revenue Bonds. Bonds in this category include bonds issued for airport facilities, bridges, turnpikes, port authorities, railroad systems, or mass transit systems. Generally, airport facility revenue bonds are payable from and secured by the revenues derived from the ownership and operation of a particular airport. Payment on other transportation bonds is often dependent primarily or solely on revenues from financed facilities, including user fees, charges, tolls and rents. Such revenues may be adversely affected by increased construction and maintenance costs or taxes, decreased use, competition from alternative facilities, scarcity of fuel, reduction or loss of rents or the impact of environmental considerations. Other transportation bonds may be dependent primarily or solely on Federal,

- ------------------------------------
* For purposes of the description of users of facilities, all references to 'corporations' shall be deemed to include any other nongovernmental person or entity.

state or local assistance including motor fuel and motor vehicle taxes, fees, and licenses and therefore may be subject to fluctuations in such assistance.

     Private Activity Bonds. The portfolio of the Trust may contain other Bonds that are 'private activity bonds,' which would be primarily of two types: (1) Bonds for a publicly owned facility that a private entity may have a right to use or manage to some degree, such as an airport, seaport facility or water system and (2) facilities deemed owned or beneficially owned by a private entity but which were financed with tax-exempt bonds of a public issuer, such as a manufacturing facility or a pollution control facility. In the case of the first type, bonds are generally payable from a designated source of revenues derived from the facility and may further receive the benefit of the legal or moral obligation of one or more political subdivisions or taxing jurisdictions. In most cases of project financing of the first type, receipts or revenues of the Issuer are derived from the project or the operator or from the unexpended proceeds of the bonds. Such revenues include user fees, service charges, rental and lease payments, and mortgage and other loan payments.

     The second type of issue will generally finance projects which are owned by or for the benefit of, and are operated by, corporate entities. Ordinarily, such private activity bonds are not general obligations of governmental entities and are not backed by the taxing power of such entities, and are solely dependent upon the creditworthiness of the corporate user of the project or corporate guarantor.

     The private activity bonds in the Trust have generally been issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the users or the corporate operator of a particular project have been assigned and pledged to the holders of the private activity bonds. In certain cases a mortgage on the underlying project has been assigned to the holders of the private activity bonds or a trustee as additional security. In addition, private activity bonds are frequently directly guaranteed by the corporate operator of the project or by another affiliated company.

     Special Tax Revenue Bonds. Bonds in this category are bonds secured primarily or solely by receipt of certain state or local taxes, including sales and use taxes or excise taxes. Consequently, such bonds may be subject to fluctuations in the collection of such taxes. Such bonds do not include tax increment bonds or special assessment bonds.

     Other Revenue Bonds. Certain of the Bonds in the Trust may be revenue bonds which are payable from and secured primarily or solely by revenues from the ownership and operation of particular facilities, such as correctional facilities, parking facilities, convention centers, arenas, museums and other facilities owned or used by a charitable entity. Payment on bonds related to such facilities is, therefore, primarily or solely dependent on revenues from such projects, including user fees, charges and rents. Such revenues may be affected adversely by increased construction and maintenance costs or taxes, decreased use, competition from alternative facilities, reduction or loss of rents or the impact of environmental considerations.


     Certain of the Bonds in the Trust are secured by direct obligations of the U.S. Government, or in some cases, obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. In a few isolated instances to date, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

PUERTO RICO BONDS

     Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico which will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is closely integrated with that of the mainland United States. During fiscal year 1993, approximately 86% of Puerto Rico's exports were to the United States mainland, which was also the source of 69% of Puerto Rico's imports. In fiscal 1993, Puerto Rico experienced a $2.5 billion positive adjusted trade balance. The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced a basic change over the years as a result of increased emphasis on higher wage, high technology industries such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments, and certain high technology machinery and equipment. The service sector, including finance, insurance and real estate, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to and paralleling the expansion of the manufacturing sector. Since fiscal 1987, personal income has increased consistently in each fiscal year. In fiscal 1993, aggregate personal income was $24.1 billion ($20.6 billion in 1987 prices) and personal income per capita was $6,760 ($5,767 in 1987 prices). Real personal income showed a small decrease in fiscal 1991 principally as a result of a decline in real transfer payments. Total federal payments to Puerto Rico, which include many types in addition to federal transfer payments, are lower on a per capita basis in Puerto Rico than in any state. Transfer payments to individuals in fiscal 1993 were $5.3 billion, of which $3.6 billion, or 67.6%, represent entitlement to individuals who had previously performed services or made contributions under programs such as Social Security, veterans benefits and Medicare. The number of persons employed in Puerto Rico during fiscal 1994 averaged 1,011,000. Unemployment, although at a low level compared to the late 1970s, remains above the average for the United States. In fiscal 1994, the unemployment rate in Puerto Rico was 15.9%. Puerto Rico's decade-long economic expansion continued throughout the five-year period from fiscal 1989 through fiscal 1993. Almost every sector of its economy was affected and record levels of employment were achieved. Factors behind this expansion include Commonwealth sponsored economic development programs, the relatively stable prices of oil imports, the continued growth of the United States economy, periodic declines in exchange value of the United States dollar and the relatively low cost borrowing during the period. Real gross product (adjusted to reflect 1987 prices) amounted to approximately $20.07 billion in fiscal 1993, or 3.1% above the fiscal 1992 level. The Puerto Rico Planning Board's economic activity index, a composite index for thirteen economic indicators, increased 1.6% in fiscal 1994 compared to fiscal 1993, which period showed a decrease of 1.4% over fiscal 1992. Growth in the Puerto Rico economy in fiscal 1994 and 1995 depends on several factors, including the state of the United States economy and the relative stability in the price of oil imports, the exchange value of the U.S. dollar and the cost of borrowing.

ORIGINAL ISSUE DISCOUNT BONDS AND ZERO COUPON BONDS

     Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds that were originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For Federal income tax purposes, original issue discount on such bonds must be amortized over the term of such bonds. On sale or redemption, the excess of (i) the amount realized (other than amounts treated as tax-exempt income as described below) over (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for amortization of original issue discount) will be treated as taxable income or loss. See 'The Trust--Tax Status' in this Part B. The Code requires holders of tax-exempt obligations issued with original issue discount, such as the Trust, to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations. In addition, the Code provides that the basis of a tax-exempt obligation is increased by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. Each Trust's tax basis in a Bond is increased by any accrued original issue discount as is a Unit holder's tax basis in his Units. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders: all or a portion of any gain may be taxable as ordinary income.

     There can be no assurance that additional Federal legislation will not be enacted or that existing legislation will not be amended hereafter with the effect that interest on bonds becomes subject to Federal income taxation. If the interest on the Bonds in the Trust should ultimately be deemed to be taxable, the Trustee may sell them and, since they would be sold as taxable securities, it is expected that they would have to be sold at a substantial discount from current market price.

BONDS SUBJECT TO SINKING FUND PROVISIONS

     Bonds in the Trust may be subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. Sinking fund provisions are designed to redeem a significant portion of an issue gradually over the life of the issue. Obligations to be redeemed are generally chosen by lot. On the Date of Deposit, the offering valuations of some of the Bonds in the Trust may have been at a premium and subject to retirement or refunding within ten years of the Date of Deposit. A callable debt obligation is one which is subject to redemption prior to maturity at the option of the issuer. To the extent that obligations are deposited in the Trust at a price higher than their par value, such redemption at par would result in a loss of capital to a purchaser of Units at their original public offering price. The estimated current return of the Units might also be adversely affected if the return on the retired Bonds is greater than the average return on the Bonds in the Trust. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. See 'The Portfolio' in Part A for a list of original issue discount and/or zero coupon bonds and for a breakdown of the percentage of Bonds in the Trust with offering side valuations at a premium, discount or at par. See also 'Estimated Current Return and Estimated Long Term Return' in Part A. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds therein.

SUBSTITUTION OF BONDS

     In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract, including those Bonds purchased on a 'when, as and if issued' basis ('Failed Bonds'), the Sponsors are authorized to purchase other bonds ('Replacement Bonds') which the Trustee shall pay for out of funds held in connection with the Failed Bonds and to accept delivery of the Replacement Bonds to make up the original corpus of the Trust. The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by the State of New York or counties, municipalities, authorities or political subdivisions thereof or issued by certain United States territories or possessions or their public authorities as described in the first paragraph under 'Portfolio,' (ii) must have a fixed maturity date not exceeding the maturity date of the Failed Bonds and not less than ten years after the date of purchase, (iii) shall be purchased at a price that results in a yield to maturity and a current return, in each case as of the Date of Deposit, at least equal to the yield to maturity and the current return of the Failed Bonds, (iv) shall not be 'when issued' bonds, (v) must be rated at least equal to the Failed Bonds and (vi) must be eligible for coverage under the MBIA Insurance Corporation insurance policy obtained by the Trust. Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly Payment Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

     If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsors will refund the sales charge attributable to such

Failed Bonds to all Unit holders of the Trust, and distribute the principal and accrued interest (at the coupon rate of such Failed Bond, or earned original issue discount in the case of zero coupon bonds, from the Deposit Date to the date the Sponsors notify the Trustee that they will not purchase Replacement

Bonds) attributable to such Failed Bonds on the next monthly Payment Date which is more than 30 days thereafter. In the event a Replacement Bond is not acquired by the Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered.

OTHER MATTERS

     An amendment to the Federal Bankruptcy Act relating to the adjustment of indebtedness owed by any political subdivision or public agency or instrumentality of any state, including municipalities, became effective in 1979. Among other things, this amendment facilitates the use of proceedings under the Federal Bankruptcy Act by any such entity to restructure or otherwise alter the terms of its obligations, including those of the type comprising the Trust's portfolio. The Sponsors are unable to predict at this time what effect, if any, this legislation will have on the Trust.

     To the best knowledge of the Sponsors, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Trust. Such litigation as, for example, suits challenging the issuance of pollution control revenue bonds under recently enacted environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of such litigation can never be entirely predicted with certainty, bond counsel has given or will give opinions to the issuing authorities of each Bond on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from regular Federal income tax. In addition, other litigation or other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to Securities.

                                PUBLIC OFFERING

OFFERING PRICE

     The price of the Units of the Trust as of the Date of Deposit was determined by adding to the Evaluator's determination of the aggregate offering price of the Securities per Unit a sales charge of 5.152% thereof equal to 4.9% of the Public Offering Price. During the initial public offering period, sales of at least 250 Units will be entitled to a volume discount from the Public Offering Price as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the Securities at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

     During the initial offering period the aggregate offering price of the Securities in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Securities,* (2) if offering prices are not available for any Securities, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Securities on the basis of offering prices in the market, or (4) by any combination of the above. Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in the


- ------------------------------------
* With respect to the evaluation of Bonds during the initial syndicate offering period for such Bonds, the 'current offering price,' as determined by the Evaluator, will normally be equal to the syndicate offering price as of the Evaluation Time, unless the Evaluator determines that a material event has occurred which it believes may result in the syndicate offering price not accurately reflecting the market value of such Bonds, in which case the Evaluator, in making its determination with respect to such Bonds, will consider not only the syndicate offering price but also the factors described in (2) and (3) herein.

'Summary of Essential Financial Information' in Part A, effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which may be expected to be less than the aggregate offering price, see 'Rights of Unit Holders--Redemption' in Part B. Unless Securities are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the Units due to the MBIA Insurance Corporation insurance obtained by the Trust. See also 'Rights of Unit Holders--Certificates' and 'Rights of Unit Holders--Redemption' in Part B for information relating to redemption of Units.

     The Evaluator will consider in its evaluation of Securities which are in default in payment of principal or interest or, in the Sponsors' opinion, in significant risk of such default ('Defaulted Bonds') and which are covered by insurance obtained by the Trust the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance and the related custodial fee) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In any case the Evaluator will consider the ability of MBIA Insurance Corporation to meet its commitments under the Trust's insurance policy, including the commitment to issue Permanent Insurance. The Evaluator intends to use a similar valuation method with respect to Securities insured by the Trust if there is a significant risk of default and a resulting decrease in the market value. For a description of the circumstances under which a full or partial suspension of the right of Unit holders to redeem their Units may occur, see 'Rights of Unit Holders--Redemption' in Part B.

     If the Trustee does not exercise the right to obtain Permanent Insurance as to any Defaulted Bonds in the Trust, it is the present intention of the Trustee, so long as the Trust contains either some Bonds not in default or any Pre-insured Bonds, not to sell Defaulted Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio BECAUSE VALUE ATTRIBUTABLE TO THE INSURANCE OBTAINED BY THE TRUST CANNOT BE REALIZED UPON SALE. Insurance obtained by the issuer of a Pre-insured Bond, or by some party other than the Trust, is effective so long as such Pre-insured Bond is outstanding and the insurer of such Bond continues to fulfill its obligations. Therefore, any such insurance may be considered to represent an element of market value in regard to the Pre-insured Bond, but the exact effect, if any, of this insurance on such market value cannot be predicted. Regardless of whether the insurer of a Pre-insured Bond continues to fulfill its obligations, however, such Bond will in any case continue to be insured under the policy obtained by the Trust from MBIA Insurance Corporation as long as the Bond is held in the Trust.

     No value has been ascribed to the MBIA Insurance Corporation insurance obtained by the Trust as of the date of this Prospectus.

     The secondary market Public Offering Price of the Units of the Trust is based on the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth below, which is based upon the maturities of each Bond in the Trust. The Sponsors have implemented this variable format as a more equitable method of assessing the sales charge for secondary market purchases. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless the Evaluator evaluates the price of the Bonds to a different date such as a call date or a mandatory tender date, in which case the maturity will be deemed to be such other date.

     This method of sales charge computation will apply different sales charge rates to each Bond in the Trust based upon the maturity of each such Bond in accordance with the following schedule:

                                 SECONDARY MARKET
                                PERIOD SALES CHARGE
                           -----------------------------
                           PERCENTAGE OF
                               PUBLIC      PERCENTAGE OF
                              OFFERING      NET AMOUNT
                           PER BOND PRICE    INVESTED
                           --------------  -------------
YEARS TO MATURITY
    PER BOND
- -------------------------
0 Months to 2 years......        1.0%          1.010%
2 but less than 3........        2.0%          2.091%
3 but less than 4........        3.0%          3.093%
4 but less than 8........        4.0%          4.167%
8 but less than 12.......        5.0%          5.363%
12 but less than 15......        5.5%          5.820%
15 or more...............        5.9%          6.270%

     A minimum sales charge of 1.0% of the Public Offering Price will be applied to all secondary market unit purchases.

     During the initial public offering period, purchasers of 250 Units or more will be entitled to a volume discount from the Public Offering Price as set forth in the table below:

                     DISCOUNT FROM
                    PUBLIC OFFERING
NUMBER OF UNITS     PRICE PER UNIT
- ------------------  ---------------
250-499...........      $   2.50
500-999...........          7.50
1,000-1,999.......         15.00
2,000 or more.....         20.00

     Except as discussed under 'Distribution of Units' below, the above volume discount will be the responsibility of the Selling Underwriter or dealer and will apply on all purchases at any one time by the same person of Units in the Trust in the amounts stated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

     Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge discussed above is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions, and banking regulators have not indicated that these particular agency transactions are not permitted under such Act.

  Market for Units

     Although they are not obligated to do so, the Sponsors intend to maintain a market for the Units of the Trust and continuously to offer to purchase Units of the Trust during the initial offering period at prices based upon the aggregate offering price of the Securities in the Trust; and thereafter at prices based on the aggregate bid price of the related Securities. After the initial offering period the Sponsors' Repurchase Price shall be not less than the Redemption Price plus accrued interest through the expected date of settlement. (See 'Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit' in Part B). There is no sales charge incurred when a Unit holder sells

Units back to the Sponsors. Any Units repurchased by the Sponsors may be reoffered to the public by the Sponsors at the Public Offering Price at the time, plus accrued interest.

     If the supply of Units of either Series exceeds demand, or for some other business reason, the Sponsors may discontinue purchases of Units of either Series at prices based on the aggregate bid price of the Securities. The Sponsors do not in any way guarantee the enforceability, marketability, or price of any Security in the portfolio or of the Units of the Trust. In the event that a market is not maintained for the Units of the Trust, a Unit holder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Securities. The aggregate bid price of the Securities in the Trust may be expected to be less than the aggregate offering price. If a Unit holder wishes to dispose of his Units, he should inquire of the Sponsors as to current market prices prior to making a tender for redemption to the Trustee. See 'Rights of Unit Holders--Redemption' and 'Sponsors' in Part B.


     Employees (and their immediate families) of Glickenhaus & Co. and Lebenthal & Co., Inc. may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the offering side evaluation of the underlying securities in the Trust during the initial offering period and at the bid side thereafter, divided by the number of Units outstanding plus a reduced sales charge of 1.5% of the Public Offering Price. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.


DISTRIBUTION OF UNITS

     The Underwriters of the Units of the Trust are listed in the Underwriting Account (see 'Underwriting Account' in Part A). It is the Underwriters' intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units solely through their own organizations. However, Units may be sold to dealers who are members of the National Association of Securities Dealers, Inc. at prices which represent a concession equal to $30.00 per Unit from the related Public Offering Price applicable to sales of fewer than 500 Units subject in each case to change from time to time by the Agent for the Sponsors. Any volume discount (see 'Offering Price' in Part B) offered to investors will be borne by the selling Underwriter or dealer except that, during the initial public offering period, the Sponsors may pay the selling Underwriter or dealer $2.50 per Unit for individual sales of more than 500 Units.

     Sales will be made only with respect to whole Units, and the Sponsors reserve the right to reject, in whole or in part, any order for the purchase of Units.

     Underwriters and broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsors a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsors during a specified time period. In addition, at various times the Sponsors may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsors will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsors, or participate in sales programs sponsored by the Sponsors, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsors in their discretion may from time to time pursuant to objective criteria established by the Sponsors pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsors out of their own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

SPONSORS' AND UNDERWRITERS' PROFITS

     As set forth under 'Public Offering--Offering Price' in Part B, the Underwriters will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust. The Sponsors will receive from the Underwriters the excess of such gross sales commission over $35 per Unit from Underwriters underwriting 100 to 249 Units, will receive the excess over $36 per Unit from Underwriters underwriting 250 to 499 Units, will receive the excess over $37 per Unit from Underwriters underwriting 500 to 749 Units, will receive the excess over $38 per Unit from Underwriters underwriting 750 to 999 Units, will receive the excess over $39 per Unit from Underwriters underwriting 1,000 or more Units and will receive the excess over $40 per Unit from Underwriters who underwrite 15% of the Units of the Trust. In addition, the Sponsors may, during the initial public offering period, pay any Underwriter an additional $2.50 per Unit for sales to individual purchasers of 500 or more Units. The Sponsors may also from time to time pay, in addition to the amounts referenced above, an additional concession, in the form of cash or other compensation, any Underwriter who underwrites or sells, during a specific period, minimum dollar amounts of the Units of the Trust. In no event will such additional concession paid by the Sponsors to the Underwriter exceed the difference between the sales charge and the Underwriter's allowance in respect of Units underwritten by the Underwriter. Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.

     In addition, the Sponsors realize a profit or sustain a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the aggregate offering price of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsors (which is the cost of such Securities at the time they were acquired for the account of the Trust). The Underwriters share in the profits, if any, described in the preceding sentence. See 'Summary of Essential Financial Information' in Part A. In addition, the Sponsors may realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired from one or more of the Sponsors or from underwriting syndicates of which they were members. During the initial offering period, the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsors prior to the settlement date for the purchase of Units of the Trust may be used in the Sponsors' businesses, subject to the limitations of the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

     The Sponsors may have participated as underwriters or as managers or members of underwriting syndicates from which some of the aggregate principal amount of the Bonds were acquired for the Trust in the amounts set forth in Part
A. The Sponsors have not purchased any of the Securities in the Trust from their managed accounts.

     In maintaining a market for the Units of the Trust (see 'Market for Units') the Sponsors and Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.

    ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN TO UNIT HOLDERS

     Units of the Trust are offered on a 'dollar price' basis. In contrast, tax-exempt bonds customarily are offered on a 'yield price' basis. Therefore, the rate of return on each Unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. Estimated Current Return based on the Public Offering Price per Unit and Estimated Long-Term Return per Unit, each as of the business day prior to the Date of Deposit, is set forth under 'Summary of Essential Financial Information ' in Part A. Information regarding the estimated monthly distributions of principal and interest to Unit holders of the Trust is available from the Sponsors on request.

     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Net Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price per Unit will vary with changes in the offering price of the Bonds. Estimated Current Return takes into account only the interest payable on the Bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from par value in the Bond's purchase price. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per Unit may be affected adversely if such Bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under 'Summary of Essential Financial Information' in Part A will be realized in the future.

     Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each Unit of the Trust. The Estimated Long-Term Return assumes that each Bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable security). If the Bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that Bond will be greater than the initial quoted yield. Since the market values and estimated retirements of the Bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per Unit may

change, there is no assurance that the Estimated Long-Term Return as set forth under 'Summary of Essential Financial Information' in Part A will be realized in the future.

                             INSURANCE ON THE BONDS

     Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in the Trust has been obtained from the Insurer by the Trust. The Insurer has issued a policy of insurance covering each of the Bonds in the Trust, including Pre-insured Bonds. The MBIA Insurance Corporation insurance obtained by the Trust is only effective as to Bonds owned by and held in the Trust and, consequently, does not cover Bonds for which the contract for purchase fails. A 'when issued' Bond will be covered under the MBIA Insurance Corporation policy upon the settlement date of the issue of such 'when issued' Bond. The MBIA Insurance Corporation policy shall continue in force only with respect to Bonds held in and owned by the Trust, and the Insurer shall not have any liability under the policy with respect to any Bonds which do not constitute part of the Trust. In determining to insure the Bonds, the Insurer has applied its own standards which generally correspond to the standards it has established for determining the insurability of new issues of municipal bonds. See 'Notes to Portfolio' in Part A of this Prospectus.

     By the terms of its policy, the Insurer will unconditionally guarantee to the Trust the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of (either at the stated maturity or by any advancement of maturity pursuant to a mandatory sinking fund payment) and interest on the Bonds as such payments shall become due but not paid. Except as provided below with respect to issues of small industrial development Bonds and pollution control revenue Bonds, in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption (other than mandatory sinking fund redemption), default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration by reason of mandatory or optional redemption (other than a mandatory sinking fund redemption). The Insurer will be responsible for such payments less any amounts received by the Trust from any trustee for the Bond issuers or from any other source. Except as provided below, the MBIA Insurance Corporation policy does not guarantee payment on an accelerated basis, the payment of any redemption premium or the value of the Units of the Trust. The MBIA Insurance Corporation policy also does not insure against nonpayment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Trustee or other paying agent for the Bonds. However, with respect to small issue industrial development Bonds and pollution control revenue Bonds covered by the policy, the Insurer guarantees any accelerated payments required to be made by or on behalf of an issuer of such Bonds if there occurs pursuant to the terms of the Bonds an event which results in the loss of the tax-exempt status of interest on such Bonds, including principal, interest or premium payments payable thereon, if any, as and when required to be made by or on behalf of the issuer pursuant to the terms of such Bonds. No assurance can be given that the MBIA Insurance Corporation policy would insure the payment of principal or interest on Bonds which is not required to be paid by the issuer thereof because the Bonds were not validly issued. At the respective times of issuance of the Bonds, opinions relating to the validity thereof were rendered by bond counsel to the respective issuing authorities.

     The MBIA Insurance Corporation insurance policy is non-cancellable and will continue in force so long as the Trust is in existence and the Securities described in the policy continue to be held in and owned by the Trust (see 'The Trust--Insurance' in Part A of this Prospectus). Failure to pay premiums on the MBIA Insurance Corporation policy obtained by the Trust will not result in the cancellation of insurance but will force the Insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from the Trust.

     The MBIA Insurance Corporation policy shall terminate as to any Bond which has been redeemed from the Trust or sold by the Trustee on the date of such redemption or on the settlement date of such sale, and the Insurer shall not have any liability under the policy as to any such Bond thereafter. If the date of such redemption or the settlement date of such sale occurs between a record date and a date of payment of any such Bonds, the MBIA Insurance Corporation policy will terminate as to such Bond on the business day next succeeding such date of payment. The termination of the MBIA Insurance Corporation policy as to any Bond shall not affect the Insurer's obligations regarding any other Bond in the Trust or any other trust which has obtained a MBIA Insurance Corporation insurance policy. The MBIA Insurance Corporation policy will terminate as to all Bonds on the date on which the last of the Bonds matures, is redeemed or is sold by the Trust.

     Pursuant to an irrevocable commitment of the Insurer, the Trustee upon the sale of a Bond in the Trust has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bond) (the 'Permanent Insurance') upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in the Trust is eligible to be sold on an insured basis. It is expected that the Trustee will exercise the right to obtain Permanent Insurance for a Bond in the Trust upon instruction from the Sponsors only if upon such exercise the Trust would receive net proceeds (sale of Bond proceeds less the insurance premium attributable to the Permanent Insurance and the related custodial fee) from such sale in excess of the sale proceeds if such Bond were sold on an uninsured basis.

     The Permanent Insurance premium with respect to each Bond in the Trust is determined based upon the insurability of each Bond as of the Date of Deposit and will not be increased or decreased for any change in the creditworthiness of such Bond unless such Bond is in default as to payment of principal and/or interest. In such event, the Permanent Insurance premium shall be subject to an increase predetermined at the Date of Deposit and payable from the proceeds of the sale of such Bond. See footnote 7 to the 'Summary of Essential Financial Information' in Part A for the Trust for the cost of Permanent Insurance as of the Date of Deposit.

     Except as indicated below, insurance obtained by the Trust has no effect on the price or redemption value of Units thereof. lt is the present intention of the Evaluator to attribute a value to the insurance obtained by the Trust (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units thereof only if the Bonds covered by such insurance are in default in payment of principal or interest or, in the Sponsors' opinion, in significant risk of such default. The value of the insurance will be equal to the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance and the related custodial fee) and (ii) the market value of such Bonds not covered by Permanent Insurance. See 'Public Offering--Offering Price' in this Part B for a more complete description of the Evaluator's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond or by parties other than the Trust is effective so long as such Pre-insured Bond is outstanding and the insurer of such Pre-insured Bond continues to fulfill its obligations.

     Regardless of whether the insurer of a Pre-insured Bond continues to fulfill its obligations, however, such Bond will continue to be insured under the policy obtained by the Trust from the Insurer as long as the Bond is held in the Trust. Insurance obtained by the issuer of a Bond or by other parties may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

     In the event that interest on or principal of a Bond is due for payment but is unpaid by reason of nonpayment by the issuer thereof, the Insurer will make payments to its fiscal agent, State Street Bank and Trust Company, N.A., New York, New York (the 'Fiscal Agent'), equal to such unpaid amounts of principal and interest not later than one business day after the Insurer has been notified by the Trustee that such nonpayment has occurred (but not earlier than the date such payment is due). The Fiscal Agent will disburse to the Trustee the amount of principal and interest which is then due for payment but is unpaid upon receipt by the Fiscal Agent of (i) evidence of the Trust's right to receive payment of such principal and interest and (ii) evidence, including any appropriate instruments of assignment, that all of the rights to payment of such principal or interest then due for payment shall thereupon vest in the Insurer. Upon payment by the Insurer of any principal or interest payments with respect to any Bonds, the Insurer shall succeed to the rights of the owner of such Bonds with respect to such payment.

     The Insurer is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is a limited liability corporation rather than a several liability association. The Insurer is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico.

     As of December 31, 1993, the Insurer had admitted assets of $3.1 billion (audited), total liabilities of $2.1 billion (audited), and total capital and surplus of $978 million (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available from the Insurer. The address of the Insurer is 113 King Street, Armonk, New York 10504.

     No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof. The Sponsors are not aware that the information herein is inaccurate or incomplete as of the date hereof.

     Standard & Poor's Rating Group, a division of McGraw Hill ('Standard & Poor's') has assigned to the Units and Bonds in the Trust a rating of 'AAA.' Moody's Investors Service has assigned a rating of 'Aaa' to all of the Bonds in the Trust, as insured. These ratings apply to the Bonds only while they are held in the Trust. Also, these ratings reflect Standard & Poor's and Moody's current assessments of the creditworthiness of the Insurer and their ability to pay claims on their policies of insurance.

     Battle Fowler LLP, special counsel for the Sponsors, have rendered an opinion to the effect that the payment of proceeds from the insurance will be excludible from Federal gross income if, and to the same extent as, such interest would have been so excludible if paid by the issuer of the defaulted obligations. See 'Tax Status' in this Part B.

     The contract of insurance relating to the Trust, certain agreements relating to the Permanent Insurance and the negotiations in respect thereof represent the only significant relationship between the Insurer and the Trust. Otherwise, neither the Insurer nor any associate thereof has any material business relationship, direct or indirect, with the Trust or the Sponsors, except that the Sponsors may from time to time in the normal course of their business, participate as underwriters or as managers or as members of underwriting syndicates in the distribution of new issues of municipal bonds for which a policy of insurance guaranteeing the payment of interest and principal has been obtained from the Insurer, and except that James A. Lebenthal, Chairman of the Board of Directors of Lebenthal & Co., Inc., is a Director of the Insurer's parent company, MBIA Inc. Although all issues contained in the Trust are individually insured, neither the Trust, the Units nor the portfolio is insured directly or indirectly by the Insurer.

     A purpose of the insurance on the Bonds in the portfolio obtained by the Trust is to obtain a higher yield on the Trust portfolio than would be available if all the Securities in such portfolio had Standard & Poor's Corporation's 'AAA' rating and/or Moody's Investors Service's 'Aaa' rating but were uninsured and yet at the same time to have the protection of insurance of payment of interest and principal on the Securities. There is, of course, no certainty that this result will be achieved. Any Pre-insured Bonds in the Trust (all of which are rated 'AAA' by Standard & Poor's Corporation and/or 'Aaa' by Moody's Investors Service, respectively) may or may not have a higher yield than uninsured bonds rated 'AAA' by Standard & Poor's Corporation and/or 'Aaa' by

Moody's Investors Service, respectively. In selecting Pre-insured Bonds for the portfolio of the Trust, the Sponsors have applied the criteria hereinbefore described.

     Because the Securities in the Trust are insured by MBIA Insurance Corporation as to the payment of principal and interest, Standard & Poor's Corporation has assigned its 'AAA' investment rating to the Units and Bonds in the Trust and Moody's Investors Service has assigned a rating of 'Aaa' to all of the Bonds in the Trust, as insured. See 'Statement of Condition--Notes to Portfolio' in Part A. The obtaining of these ratings by the Trust should not be construed as an approval of the offering of the Units by Standard & Poor's Corporation or Moody's Investors Service or as a guarantee of the market value of the Trust or of the Units. These ratings are not a recommendation to buy, hold or sell and do not take into account the extent to which Trust expenses or portfolio asset sales for less than the Trust's acquisition price will reduce payment to the Unit holders of the interest or principal.

                                   TAX STATUS

     Interest income on the Bonds contained in the portfolio of the Trust is, in the opinion of bond counsel to the issuing governmental authorities, which opinion was rendered at the time of original issuance of the Bonds, excludible from gross income under the Code. See 'The Trust' in Part A.

     Gain (or loss) realized on sale, maturity, or redemption of the Bonds or on sale or redemption of a Unit is, however, includible in gross income as capital gain (or loss) for Federal, state and local income tax purposes assuming that the Unit is held as a capital asset. Such gain (or loss) does not include any amount received in respect of accrued interest. In addition, such gain (or loss) may be long or short term depending on the holding period of the Units. Bonds selling at a market discount tend to increase in market value as they approach maturity when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity, or sale. Gain on the dispositon of a Bond purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of accrued market discount. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Unit holders may be deducted against ordinary income. Since the proceeds from sales of Bonds, under certain circumstances, may not be distributed pro-rata, the Unit holder's taxable income for any year may exceed their actual cash distributions in that year.

     In the opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

          The Trust is not an association taxable as a corporation for Federal income tax purposes, and interest on the Bonds which is excludible from regular Federal gross income under the Code, when received by the Trust, will be excludible from the regular Federal gross income of the Unit holders of the Trust. Any proceeds paid under the insurance policy described above issued to the Trust with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties which represent maturing interest on defaulted obligations held by the Trust will be excludible from Federal gross income if, and to the same extent as, such interest would have been so excludible if paid in the normal course by the issuer of the defaulted obligations.

          Each Unit holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of Code Sections 671-679. Each Unit holder will be considered to have received his pro rata share of income from Bonds held by the Trust on receipt (or earlier accrual, depending on the Unit holder's method of accounting and depending on the existence of any original issue discount) by the Trust, and each Unit holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Unit holder redeems or sells his Units. Gain from a sale will be treated as short term or long term capital gain depending on how long the Bond was held by the Trust. The total tax basis (i.e., cost) of each Unit to a Unit holder is allocated among each of the Bonds held in the Trust (in accordance with the proportion of the Trust comprised by each such Bond) in order to determine his per Unit tax basis for each Bond, and the tax basis reduction requirements of the Code relating to amortization of bond premium will apply separately to the per Unit cost of each such Bond. Therefore, under some circumstances, a Unit holder may realize taxable gain when his Units are sold or redeemed for an amount equal to his original cost. No deduction is allowed for the amortization of bond premium on tax-exempt bonds such as the Bonds. None of the interest received from the portfolio is subject to the alternative minimum tax for individuals; however, some or all of the interest received from the portfolio may be includible in the calculation of a corporation's alternative minimum tax.

          For Federal income tax purposes, when a Bond is sold, a Unit holder may exclude from his share of the amount received any amount that represents accrued interest but may not exclude amounts attributable to market discount. Thus, when a Bond is sold by the Trust, taxable gain or loss will equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount, limited in the case of Bonds issued after June 8, 1980 to the portion earned from the date of acquisition, as discussed below). In the case of Bonds acquired at a market discount, gain will be treated as ordinary income to the extent of accrued market discount.

          A Unit holder may also realize taxable gain or loss when a Unit is sold or redeemed. Taxable gain will result if a Unit is sold or redeemed for an amount greater than its adjusted basis to the Unit holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner as when the Trust disposes of Bonds, and the Unit holder may exclude accrued interest, including the earned portion of any original issue discount, but not amounts attributable to market discount. In the case of Bonds acquired at a market discount gain will be treated as ordinary income to the extent of accrued market discount. The return of a Unit holder's tax basis is otherwise a tax-free return of capital.

          If the Trust purchases any units of a previously issued series then, based on the opinion of counsel with respect to such series, the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

          Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders.

          A Unit holder who is a non-resident of New York will not be subject to New York State or City income tax on any interest or gain derived from his interest in the Trust's assets or upon any gain from the sale of his Units except to the extent that such interest or gain is from property employed in a business, trade, profession or occupation carried on by him in the State of New York. An individual Unit holder who resides in New York State or City will not be subject to State or City tax on interest income derived from the Bonds held in the Trust (except in certain limited circumstances), although he will be subject to New York State and, depending upon his place of residence, City tax with respect to any gains realized when Bonds are sold, redeemed or paid at maturity or when any such Units are sold or redeemed. In addition, an individual Unit holder residing in New York State or City will not be subject to State or City income tax on any proceeds paid under the insurance policy or policies described above with respect to the Trust which represent maturing interest on defaulted obligations held by the Trustee if, and to the same extent as, such interest would have been so excludible if paid by the issuer of the defaulted obligations. A New York State or City resident should determine his basis and holding period for his Units for New York State and City tax purposes in the same manner as for Federal tax purposes.

     The above opinion of Battle Fowler LLP as to the tax status of the Trust is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trust pursuant to the Automatic Accumulation Plan, described under 'Automatic Accumulation Account' in this Part B.

     Among other things, the Code provides for the following: (1) interest on certain private activity bonds issued after August 7, 1986 is included in the calculation of the individual's alternative minimum tax (currently taxed at a rate of up to 28%); none of the Bonds in the Trust is a Private Activity Bond the interest on which is subject to the alternative minimum tax; (2) interest on certain Private Activity Bonds issued after August 7, 1986 is included in the calculation of the corporate alternative minimum tax and 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds, such as the Bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in alternative minimum taxable income. Interest on the Bonds is includible in the adjusted current earnings of a corporation for purposes of such alternative minimum tax. The Code does not otherwise require corporations, and does not require taxpayers other than corporations, including individuals, to treat interest on the Bonds as an item of tax preference in computing an alternative minimum tax; (3) subject to certain exceptions, no financial institution is allowed a deduction for that portion of the institution's interest expense allocable to tax-exempt interest on tax-exempt bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) all taxpayers are required to report for informational purposes on their Federal income tax returns the amount of tax-exempt interest they receive; (6) an issuer must meet certain requirements on a continuing basis in order for interest on a tax-exempt bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (7) a branch profits tax on U.S. branches of foreign corporations is implemented which, because of the manner in which the branch profits tax is calculated, may have the effect of subjecting the U.S. branch of a foreign corporation to Federal income tax on the interest on bonds otherwise exempt from such tax.

     The Superfund Revenue Act of 1986 (the 'Superfund Act') imposes a deductible, broad-based tax on a corporation's alternative minimum taxable income (before net operating losses and any deduction for the tax) at a rate of $12 per $10,000 (0.12%) of alternative minimum taxable income in excess of $2,000,000. The tax is imposed for tax years beginning before 1996, even if the corporation pays no alternative minimum tax. For purposes of the Superfund Act, alternative minimum taxable income includes interest on all tax-exempt bonds to the same extent and in the same manner as the Code. The Superfund Act does not impose a tax on taxpayers other than corporations.

     Section 86 of the Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose 'modified adjusted gross income' combined with a portion of their social security benefits exceeds a base amount. The base amount is $25,000 for an individual, $32,000 for a married couple filing a joint return and zero for married persons filing separate returns. Under Section 86 of the Code, interest on tax-exempt bonds is to be added to adjusted gross income for purposes of determining whether an individual's income exceeds the base amount above which a portion of the benefits would be subject to tax.

     In addition, certain 'S Corporations', with accumulated earnings and profits from Subchapter C years, may be subject to minimum tax on excess passive income, including tax-exempt interest, such as interest on the Bonds.

     At the time of the original issuance of the Bonds held by the Trust, opinions relating to the validity of the Bonds and the exemption of interest thereon from regular Federal income tax were or (with respect to 'when issued' Bonds) were to be rendered by bond counsel to the issuing governmental authorities. Neither the the Sponsors nor their special counsel have made any review of proceedings relating to the issuance of such Bonds or the basis for bond counsel's opinions.

     Under Section 265 of the Code, if borrowed funds are used by a Unit holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. Under rules used by the Internal

Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation. Also, under Section 291 of the Code, certain financial institutions that acquire Units may be subject to a reduction in the amount of interest expense that would otherwise be allowable as a deduction for Federal income tax purposes. Investors with questions regarding this issue should consult with their tax advisors.

     The Trust may contain Bonds issued with original issue discount. The Code requires holders of tax-exempt obligations issued with original issue discount, such as the Trust, to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis in a Bond is increased by any accrued original issue discount as is a Unit holder's tax basis in his Units. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders.

     Unit holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that under applicable provisions governing determination of such state and local taxes, interest on tax-exempt bonds such as any Bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

     If a Unit holder's tax cost for his pro rata interest in a Bond exceeds his pro rata interest in the Bond's face amount, the Unit holder will be considered to have purchased his pro rata interest in the Bond at a 'premium.' The Unit holder will be required to amortize any premium relating to his pro rata interest in a Bond prior to the maturity of the Bond. Amortization of premium on a Bond will reduce a Unit holder's tax basis for his pro rata interest in the Bond, but will not result in any deduction from the Unit holder's income. Thus, for example, a Unit holder who purchases a pro rata interest in a Bond at a premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Unit holder is considered to have held such interest.

     Bond premium must be amortized under the method the Unit holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

     In the case of Bonds that are private activity bonds, the opinions of bond counsel to the respective issuing authorities indicate that interest on such Bonds is exempt from regular federal income tax. However, interest on such Bonds will not be exempt from regular federal income tax for any period during which such Bonds are held by a 'substantial user' of the facilities financed by the proceeds of such Bonds or by a 'related person' thereof within the meaning of the Code. Therefore, interest on any such Bonds allocable to a Unit holder who is such a 'substantial user' or 'related person' thereof will not be tax-exempt. Furthermore, in the case of Bonds that qualify for the 'small issue' exemption, the 'small issue' exemption will not be available or will be lost if, at any time during the three-year period beginning on the later of the date the facilities are placed in service or the date of issue, all outstanding tax-exempt IRBs, together with a proportionate share of any present issue, of an owner or principal user (or related person) of the facilities was determined to have exceeded $40,000,000 on the date of issue. In the case of Bonds issued under the $10,000,000 'small issue' exemption, interest on such Bonds will become taxable if the face amount of the Bonds plus certain capital expenditures exceeds $10,000,000 within 3 years of the date of issue of such Bonds.

     In addition, a Bond can lose its tax-exempt status as a result of other subsequent but unforeseeable events such as prohibited 'arbitrage' activities by the issuer of the Bond or the failure of the Bond to continue to satisfy the conditions required for the exemption of interest thereon from regular federal income tax. No investigation has been made as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and no assurance can be given that future events will not affect the tax-exempt status of the Bonds. Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

     THE EXEMPTION OF INTEREST ON MUNICIPAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT. INTEREST INCOME DERIVED FROM THE BONDS IS NOT EXCLUDED FROM NET INCOME IN DETERMINING NEW YORK STATE OR NEW YORK CITY FRANCHISE TAXES ON CORPORATIONS OR FINANCIAL INSTITUTIONS. THE LAWS OF SUCH STATES AND LOCAL GOVERNMENTS VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.


     From time to time, proposals have been introduced before Congress, the purpose of which is to restrict or eliminate the Federal income tax exemption for interest on debt obligations similar to the Bonds in the Trust, and it can be expected that similar proposals, including proposals for a 'flat tax' or 'consumption tax', may be introduced in the future. The Sponsors cannot predict whether additional legislation, if any, in respect of the Federal income tax status of interest on debt obligations may be enacted and what the effect of such legislation would be on Bonds in the Trust.


     The Revenue Reconciliation Act of 1993 was recently enacted. This Act increases maximum marginal tax rates for individuals and corporations, extends the authority to issue certain categories of tax-exempt bonds (qualified small issue bonds and qualified mortgage bonds), expands a category of qualified tax-exempt bonds (bonds for high-speed intercity rail facilities), limits the availability of capital gain treatment for tax-exempt bonds purchased at a market discount, and makes a variety of other changes. Prospective investors are urged to consult their own tax advisors as to the effect of this Act on a possible investment in the Trust.

     In South Carolina v. Baker, the U.S. Supreme Court held that the federal government may constitutionally require states to register bonds they issue and subject the interest on such bonds to federal income tax if not registered, and that there is no constitutional prohibition against the federal government's taxing the interest earned on state or other municipal bonds. The Supreme Court decision affirms the authority of the federal government to regulate and control bonds such as the Bonds in the Trust and to tax interest on such bonds in the future. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust in accordance with
Section 103 of the Code.

     The opinions of counsel to the issuing governmental authorities to the effect that interest on the Bonds is exempt from regular federal income tax may be limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Investors are advised to consult their own advisors for advice with respect to the effect of any legislative changes.

                             RIGHTS OF UNIT HOLDERS

CERTIFICATES

     Ownership of Units of the Trust is evidenced by registered certificates executed by the Trustee and the Sponsors. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Certificates are transferable by presentation and surrender to the Trustee properly endorsed and accompanied by a written instrument or instruments of transfer.

     Certificates may be issued in denominations of one Unit or any multiple thereof. A Unit holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTION OF INTEREST AND PRINCIPAL

     While interest will be distributed semi-annually or monthly, depending on the method of distribution chosen, principal, including capital gains, will be distributed only semi-annually; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per Unit then outstanding, and that, if at any time the pro rata share represented by the Units of cash in the Principal Account exceeds $10.00 as of a Monthly Record Date, the Trustee shall, on the next succeeding Monthly Distribution Date, distribute the Unit holder's pro rata share of the balance of the Principal Account. Interest (semi-annually or monthly) and principal, including capital gains, if any (semi-annually), received by the Trust will be distributed on each Distribution Date to Unit holders of record of the Trust as of the preceding Record Date who are entitled to such distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses and funds required for the redemption of Units. See 'Summary of Essential Financial Information' in Part A, 'The Trust--Expenses and Charges' and 'Rights of Unit Holders--Redemption' in Part B.

     The Trustee will credit to the Interest Account for the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts of the Trust will be credited to the Principal Account for the Trust. The pro rata share of the Interest Account of the Trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each Unit thereof will be computed by the Trustee each month as of the Record Date. See 'Summary of Essential Financial Information' in Part A. Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account for the Trust and will not be distributed until the second succeeding Distribution Date. Because interest on the Securities is not received by the Trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the Trust as of the Record Date. See 'Summary of Essential Financial Information' in Part A. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $1.00 per Unit.

     The difference between the estimated net interest accrued to the first Record Date and to the related Distribution Date is an asset of the respective Unit holder and will be realized in subsequent distributions or upon the earlier of the sale of such Units or the maturity, redemption or sale of Securities in the Trust.

     Purchasers of Units who desire to receive distributions on a monthly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. Record dates for monthly distributions will be the fifteenth day of the preceding month and record dates for semi-annual distributions will be the fifteenth day of May and November.

     Details of estimated interest distributions under the payment plans, on a per Unit basis, appear in footnote 9 to the 'Summary of Essential Financial Information' in Part A.

     The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each April, the Trustee will furnish each Unit holder a card to be returned together with the Certificate by May 15 of such year if the Unit holder desires to change his plan of distribution, and the change will become effective on May 16 of such year for the ensuing twelve months. For a discussion of redemption of Units, see 'Rights of Unit Holders--Redemption--Tender of Units' in Part B.

     The Trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust as of the first day of such month. See 'The Trust--Expenses and Charges' in Part B. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. See 'Rights of Unit Holders--Redemption' in Part B. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unit holders and are available for use by the Trustee pursuant to normal banking procedures.

     Because interest on Securities in the Trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the Trust will not be equal to the amount of money received and available monthly for distribution from the Interest Account to Unit holders choosing the monthly payment plan. Therefore, on each monthly Distribution Date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the monthly interest distribution made. In order to eliminate fluctuations in monthly interest distributions resulting from such variances during the first year of the Trust, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide monthly interest distributions of approximately equal amounts. In addition, the Trustee has agreed to advance sufficient funds to the Trust in order to reduce the amount of time before monthly distributions of interest to Unit holders commence. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

     In order to acquire certain of the Securities subject to contract, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts paid by Unit holders (which excess will be made available under a letter of credit furnished by the Sponsors on the Date of Deposit). The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on such Securities in the portfolio of the Trust (see 'The Portfolio' in Part A) does not begin accruing as tax-exempt interest income to the benefit of Unit holders until such Bonds' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the Trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such Securities between the date of settlement for the Units and such dates of delivery.

     In addition, because of the varying interest payment dates of the Securities comprising the Trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the Trustee, will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will usually remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells all or a portion of his Units he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include accrued interest on the Securities. Thus, the accrued interest attributable to a Unit will not be entirely recovered until the holder either redeems or sells such Unit or until the Trust is terminated.

EXPENSES AND CHARGES

  Initial Expenses

     At no cost to the Trust, the Sponsors have borne all the expenses of creating and establishing the Trust and the Underwriting Account, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates for Units, the fees of the Evaluator during the initial public offering, legal expenses, advertising and selling expenses, expenses of the Trustee and other out-of-pocket expenses.

  Fees

     The Trustee's, Sponsors' and Evaluator's fees are set forth under the 'Summary of Essential Financial Information' in Part A. The Sponsors' fee, which is earned for portfolio supervisory services, is based on the face amount of Securities in the Trust at December 1 of each year. The Sponsors' fee, which is not to exceed the maximum amount set forth under the 'Summary of Essential Financial Information' for the Trust, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount the Sponsors receive for portfolio supervisory services rendered to all series of Empire State Municipal Exempt Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year.

     The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth in the 'Summary of Essential Financial Information' for the Trust; provided, however, that such fees may be adjusted as set forth under the 'Summary of Essential Financial Information'. There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the Trustee from the Trust's funds, see 'Rights of Unit Holders--Distribution of Interest and Principal' in Part B. For a discussion of the services performed by the

Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under 'Rights of Unit Holders' in Part B.

     The Trustee's and Evaluator's fees are payable monthly on or before each Distribution Date and the Sponsors' annual fee is payable annually on December 1, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled 'All Services Less Rent'; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein as described in 'Summary of Essential Financial Information'. If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Bonds to pay such amounts.

  Insurance Premiums

     The cost of the MBIA Insurance Corporation insurance obtained by the Trust, based on the aggregate amount of Bonds in the Trust as of the Date of Deposit, is set forth in the 'Summary of Essential Financial Information'. Premiums, which are obligations of the Trust, are payable monthly by the Trustee on behalf of the Trust. As Securities in the portfolio mature, are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Securities no longer owned by and held in the Trust. The Trust does not incur any premium expense for any insurance which has been obtained by an issuer of a Pre-insured Bond, since the premium or premiums for such insurance have been paid by such issuer or other party. Pre-insured Bonds, however, are additionally insured by the Trust. No premium will be paid by the Trust on Bonds which are also MBIA Insurance Corporation Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds. The premium payable for Permanent Insurance and the related custodial fee will be paid solely from the proceeds of the sale of a Bond from the Trust in the event the Trustee exercises the right to obtain Permanent Insurance on such Bond.

OTHER CHARGES

     The following additional charges are or may be incurred by the Trust: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the Sponsors (so long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds 50 cents per Unit), the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Trust; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the

Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.

REPORTS AND RECORDS

     The Trustee shall furnish Unit holders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities and any earned original issue discount), and, if the issuers of the Securities are located in different states or territories, the percentage of such interest by such states or territories, deductions for payment of applicable taxes and for fees and expenses of the Trust (including insurance costs), redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(2) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (including any unearned original issue discount but excluding any portion representing interest, with respect to the Trust the premium attributable to the Trustee's exercise of the right to obtain Permanent Insurance and any related custodial fee), deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of Replacement Bonds, redemptions of Units, the amount of any 'when issued' interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

     The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders of the Trust, certificates issued or held, a current list of Securities in the Trust and a copy of the Trust Agreement.

REDEMPTION

  Tender of Units

     While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at its corporate trust office at 101 Barclay Street, New York, New York 10286, upon payment of any applicable tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be cancelled.

     Certificates for Units to be redeemed must be delivered to the Trustee and must be properly endorsed and accompanied by a written instrument of transfer. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption (see 'Rights of Unit Holders--Certificates' in Part B). Unit holders must sign exactly as their names appear on the face of the certificate with signature(s) guaranteed by an officer of a national bank or trust company, a member firm of either the New York, Midwest or Pacific Stock Exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

     Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the 'Summary of Essential Financial Information' as of the next subsequent Evaluation Time. See 'Redemption--Computation of Redemption Price per Unit.' The 'date of tender' is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading or the next day on which there is a sufficient degree of trading in Units of the Trust, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the

Redemption Price computed on that day. For information relating to the purchase by the Sponsors of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see 'Redemption--Purchase by the Sponsors of Units Tendered for Redemption' in Part B.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemption. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced.

     If the Trustee exercises the right to obtain Permanent Insurance on a Bond in the Trust, such Bond will be sold from the Trust on an insured basis. In the event the Trustee does not exercise the right to obtain Permanent Insurance on a Bond, such Bond will be sold from the Trust on an uninsured basis, since the MBIA Insurance Corporation insurance obtained by the Trust covers the timely payment of principal and interest when due on the Bonds only while the Bonds are held in and owned by the Trust. If the Trustee does not obtain Permanent Insurance on a Defaulted Bond, to the extent that Bonds which are current in payment of interest are sold from the Trust portfolio in order to meet redemption requests and Defaulted Bonds are retained in the Portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall value of the Bonds remaining in the Trust will tend to diminish. See 'Sponsors--Responsibility' in Part B for the effect of selling Defaulted Bonds to meet redemption requests.

     The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission by rule or regulation) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

     Because insurance obtained by the Trust terminates as to Bonds which are sold by the Trustee, and because the insurance obtained by the Trust does not have a realizable cash value which can be used by the Trustee to meet redemptions of Units, under certain circumstances the Sponsors may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units if a significant portion of the Bonds in the Trust is in default in payment of principal or interest or in significant risk of such default. No assurances can be given that the Securities and Exchange Commission will permit the Sponsors to suspend the rights of Unit holders to redeem their Units, and without the suspension of such redemption rights when faced with excessive redemptions the Sponsors may not be able to preserve the benefits of the Trust's insurance on Defaulted Bonds.

  Computation of Redemption Price per Unit

     The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Securities, both as of the Evaluation Time on the day any such determination is made. The bid prices of the Securities may be expected to be less than the offering prices. This Redemption Price per Unit is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Securities in the Trust (determined by the Evaluator as set forth below), except for those cases in which the value of insurance has been included, (2) cash on hand in the Trust (other than cash covering contracts to purchase Securities), and (3) accrued and unpaid interest on the Securities as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation. The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices for the Securities, (2) if bid prices are not available for any Securities, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above. In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance obtained by the Trust on the Bonds in the Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. On the other hand, Pre-insured Bonds in the Trust are entitled at all times to the benefits of insurance obtained by their respective issuers so long as the Pre-insured Bonds are outstanding and the insurer continues to fulfill its obligations, and such benefits are reflected and included in the market value of Pre-insured Bonds. For a description of the situations in which the Evaluator may value the insurance obtained by the Trust, see 'Public Offering--Offering Price' in this Part B.

     The difference between the bid and offering prices of the Securities may be expected to average 1 1/2% of face amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1%, and in the case of inactively traded bonds such difference usually will not exceed 3%. On the business day prior to the date of this Prospectus, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in footnote 6 to the 'Portfolio'. For this reason, among others, the price at which Units may be redeemed could be less than the price paid by the Unit holder. On the Date of Deposit the aggregate current offering price of such Securities per Unit exceeded the bid price of such Securities per Unit by the amount set forth under 'Summary of Essential Financial Information'.

  Purchase by the Sponsors of Units Tendered for Redemption

     The Trust Agreement requires that the Trustee notify the Sponsors of any tender of Units for redemption. So long as the Sponsors are maintaining a bid in the secondary market, the Sponsors, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see 'Public Offerin-- Market for Units' in this Part B). Units held by the Sponsors may be tendered to the Trustee for redemption as any other Units, provided that the Sponsors shall not receive for Units purchased as set forth above a higher price than they paid, plus accrued interest.

     The offering price of any Units resold by the Sponsors will be the Public Offering Price determined in the manner provided in this Prospectus (see 'Public Offering--Offering Price' in Part B). Any profit resulting from the resale of such Units will belong to the Sponsors which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units (see 'Public Offering--Sponsors' and Underwriters' Profits' in this Part B).

EXCHANGE OPTION

     The Sponsors of the series of Empire State Municipal Exempt Trust, (including the series of Municipal Exempt Trust, the predecessor trust to Empire State Municipal Exempt Trust) (the 'Exchange Trusts') are offering Unit holders of the Exchange Trusts for which the Sponsors are maintaining a secondary market an option to exchange a Unit of any series of the Exchange Trusts for a Unit of a different series of the Exchange Trusts being offered by the Sponsors (other than in the initial offering period) at a Public Offering Price generally based on the bid prices of the underlying Securities divided by the number of Units outstanding (see 'Public Offering--Markets for Units') plus a fixed sales charge of $15 per Unit (in lieu of the normal sales charge). However, a Unit holder must have held his Unit for a period of at least six months in order to exercise the exchange option or agree to pay a sales charge based on the greater of $15 per Unit or an amount which together with the initial sales charge paid in connection with the acquisition of Units being exchanged equals the normal sales charge of the series into which the investment is being converted, determined as of the date of the exchange. Such exchanges will be effected in whole Units only. Any excess proceeds from the Units being surrendered will be returned, and the Unit holder will not be permitted to advance any new money in order to complete an exchange. The Sponsors reserve the right to modify, suspend or terminate this plan at any time without further notice to the Unit holders. In the event the exchange option is not available to a Unit holder at the time he wishes to exercise it, the Unit holder will be immediately notified and no action will be taken with respect to his Units without further instructions from the Unit holder.

     Unit holders are urged to consult their own tax advisors as to the tax consequences of exchanging Units.

                         AUTOMATIC ACCUMULATION ACCOUNT

     The Sponsors have entered into an arrangement (the 'Plan') with Empire Builder Tax Free Bond Fund (the 'Empire Builder') which permits Unit holders of the Trust to elect to have distributions from Units in the Trust automatically reinvested in shares of the Empire Builder. The Empire Builder is an open-end, non-diversified investment company whose investment objective is to seek as high a level of current income exempt from Federal income tax, New York State and New York City income taxes as is believed to be consistent with preservation of capital. It is the policy of the Empire Builder to invest primarily in debt securities the interest income from which is exempt from such taxes.

     The Empire Builder has an investment objective which differs in certain respects from that of the Trust. The bonds purchased by the Empire Builder will be of 'investment grade' quality--that is, at the time of purchase by the Empire Builder, such bonds either will be rated not lower than the four highest ratings of either Moody's (Aaa, Aa, A or Baa) or Standard & Poor's (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Empire Builder's investment advisor to be of comparable quality to bonds rated within such four highest grades. It is a fundamental policy of the Empire Builder that under normal market conditions at least 90% of the income distributed to its shareholders will be exempt from Federal income tax, New York State and New York City personal income taxes. However, during times of adverse market conditions, when the Empire Builder is investing for temporary defensive purposes in obligations other than New York tax-exempt bonds, more than 10% of the Empire Builder's income distributions could be subject to Federal income tax, New York State and/or New York City income taxes, as described in the current prospectus relating to the Empire Builder (the 'Empire Builder Prospectus'). Glickenhaus & Co. ('Glickenhaus'), a sponsor of the Trust, acts as the investment adviser and distributor for the Empire Builder.

     Each Unit holder may request from The Bank of New York (the 'Plan Agent'),

a copy of the Empire Builder Prospectus describing the Empire Builder and a form by which such Unit holder may elect to become a participant ('Participant') in the Plan. Thereafter, as directed by such person, distributions on the Participant's Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Empire Builder at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Empire Builder Prospectus. Unless otherwise indicated, new Participants in the Empire Builder Plan will be deemed to have elected the monthly distribution plan with respect to their Units. Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Empire Builder purchased on his behalf. A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate his participation in the Plan and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsors, the Trustee, the Empire Builder and Glickenhaus, as investment advisor for Empire Builder, each will have the right to terminate this Plan at any time for any reason. The reinvestment of distributions from the Trust through the Plan will not affect the income tax status of such distributions. For more complete information about investing in the Empire Builder through the Plan, including charges and expenses, return the enclosed card for a copy of the Empire Builder Prospectus. Read it carefully before you decide to participate.

                                    SPONSORS

     Glickenhaus and Lebenthal are the Sponsors of Empire State Municipal Exempt Trust, Series 10 and all subsequent series.

     Glickenhaus, a New York limited partnership, is engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and is an associate member of the American Stock Exchange. Glickenhaus acts as a sponsor for successive Series of The Municipal Insured National Trusts and for the prior series of Empire State Municipal Exempt Trust including those sold under the name of Municipal Exempt Trust, New York Exempt Series 1, New York Series 2 and New York Series 3. Glickenhaus, in addition to participating as a member of various selling groups of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     Lebenthal, a New York corporation originally organized as a New York partnership in 1925, has been buying and selling municipal bonds for its own account as a dealer for over 67 years; Lebenthal also buys and sells securities as an agent and participates as an underwriter in public offerings of municipal bonds. It acted as a sponsor of Empire State Tax Exempt Bond Trust, Series 8 and successive Series of The Municipal Insured National Trust through Series 28. Lebenthal is registered as a broker/dealer with the Securities and Exchange Commission and various state securities regulatory agencies and is a member of the National Association of Securities Dealers, Inc. and Securities Investors Protection Corp.

  Limitations on Liability

     The Sponsors are jointly and severally liable for the performance of their obligations arising from their responsibilities under the Trust Agreement, but will be under no liability to the Unit holders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties. See 'The Trust--Portfolio' and 'Sponsors--Responsibility' in Part B.

                                                                [ALTERNATE PAGE]

determined as of the date of the exchange. Such exchanges will be effected in whole Units only. Any excess proceeds from the Units being surrendered will be returned, and the Unit holder will not be permitted to advance any new money in order to complete an exchange. The Sponsors reserve the right to modify, suspend or terminate this plan at any time without further notice to the Unit holders. In the event the exchange option is not available to a Unit holder at the time he wishes to exercise it, the Unit holder will be immediately notified and no action will be taken with respect to his Units without further instructions from the Unit holder.

     Unit holders are urged to consult their own tax advisors as to the tax consequences of exchanging Units.

                         AUTOMATIC ACCUMULATION ACCOUNT

     For Unit holders of the Trust who are clients of Lebenthal & Co., Inc., the Sponsors have entered into an arrangement (the 'Plan') with Lebenthal New York Municipal Bond Fund (the 'Bond Fund') which permits Unit holders of the Trust to elect to have distributions from Units in the Trust automatically reinvested in shares of the Bond Fund. The Bond Fund is an open-end, non-diversified investment company whose investment objective is to maximize current income exempt from regular Federal income tax, and from New York State and New York City income taxes, consistent with preservation of capital and with consideration given to opportunities for capital gain. It is the policy of the Bond Fund to invest primarily in long term investment grade tax-exempt securities the interest income from which is exempt from such taxes.

     The Bond Fund has an investment objective which differs in certain respects from that of the Trust. The bonds purchased by the Bond Fund will be of 'investment grade' quality--that is, at the time of purchase by the Bond Fund, such bonds either will be rated not lower than the four highest ratings of either Moody's (Aaa, Aa, A or Baa) or Standard & Poor's (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Bond Fund's investment advisor to be of comparable quality to bonds rated within such four highest grades. It is a fundamental policy of the Bond Fund that under normal market conditions at least 80% of the income distributed to its shareholders will be exempt from regular Federal income tax, and from New York State and New York City personal income taxes. However, during times of adverse market conditions, more than 20% of the Bond Fund's income distributions could be subject to Federal income tax, New York State and/or New York City income taxes, as described in the current prospectus relating to the Bond Fund (the 'Bond Fund Prospectus'). Lebenthal & Co., Inc., a sponsor of the Trust, acts as the manager and distributor for the Bond Fund.

     Each Unit holder may request from The Bank of New York (the 'Plan Agent'), a copy of the Bond Fund Prospectus describing the Bond Fund and a form by which such Unit holder may elect to become a participant ('Participant') in the Plan. Thereafter, as directed by such person, distributions on the Participant's Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Bond Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Bond Fund Prospectus. Unless otherwise indicated, new Participants in the Bond Fund Plan will be deemed to have elected the monthly distribution plan with respect to their Units. Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Bond Fund purchased on his behalf. A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate his participation in the Plan and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsors, the Trustee, the Bond Fund and Lebenthal & Co. Inc., as manager for the Bond Fund, each will have the right to terminate this Plan at any time for any reason. The reinvestment of

                                                                [ALTERNATE PAGE]

distributions from the Trust through the Plan will not affect the income tax status of such distributions. For more complete information about investing in the Bond Fund through the Plan, including charges and expenses, return the enclosed card for a copy of the Bond Fund Prospectus. Read it carefully before you decide to participate.

                                    SPONSORS

     Glickenhaus and Lebenthal are the Sponsors of Empire State Municipal Exempt Trust, Series 10 and all subsequent series.

     Glickenhaus, a New York limited partnership, is engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and is an associate member of the American Stock Exchange. Glickenhaus acts as a sponsor for successive Series of The Municipal Insured National Trusts and for the prior series of Empire State Municipal Exempt Trust including those sold under the name of Municipal Exempt Trust, New York Exempt Series 1, New York Series 2 and New York Series 3. Glickenhaus, in addition to participating as a member of various selling groups of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     Lebenthal, a New York corporation originally organized as a New York partnership in 1925, has been buying and selling municipal bonds for its own account as a dealer for over 67 years; Lebenthal also buys and sells securities as an agent and participates as an underwriter in public offerings of municipal bonds. It acted as a sponsor of Empire State Tax Exempt Bond Trust, Series 8 and successive Series of The Municipal Insured National Trust through Series 28. Lebenthal is registered as a broker/dealer with the Securities and Exchange Commission and various state securities regulatory agencies and is a member of the National Association of Securities Dealers, Inc. and Securities Investors Protection Corp.

  Limitations on Liability

     The Sponsors are jointly and severally liable for the performance of their obligations arising from their responsibilities under the Trust Agreement, but will be under no liability to the Unit holders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties. See 'The Trust--Portfolio' and 'Sponsors--Responsibility' in Part B.

  Responsibility

     The Trustee shall sell, for the purpose of redeeming Units tendered by any Unit holder and for the payment of expenses for which funds are not available, such of the Bonds in a list furnished by the Sponsors as the Trustee in its sole discretion may deem necessary. In the event the Trustee does not exercise the right to obtain Permanent Insurance on a Defaulted Bond or Bonds in the Trust, to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and Defaulted Bonds are retained in the Trust in order to preserve the related insurance protection applicable to said Bonds, the overall value of the Bonds remaining in the Trust's Portfolio will tend to diminish. In the event the Trustee does not exercise the right to obtain Permanent Insurance on a Defaulted Bond or Bonds, except as described below and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unit holders or if there is no alternative, the Trustee is not empowered to sell Defaulted Bonds for which value has been attributed for the insurance obtained by the Trust. Because of such restrictions on the Trustee, under certain circumstances the Sponsors may seek a full or partial suspension of the right of Unit holders to redeem their Units. See 'Rights of Unit Holders--Redemption' in Part B. The Sponsors are empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of advanced refunding.

     It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsors may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsors may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsors the issuer will probably default in respect to such Securities in the foreseeable future.

     Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unit holder, identifying the obligations eliminated and the Securities substituted therefor. Except as stated in this and the preceding paragraph and in the discussion under 'Portfolio--General Considerations' in Part B regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

     If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor either pursuant to the portfolio insurance with respect to the Trust or otherwise within 30 days, the Trustee is required to notify the Sponsors thereof. If the Sponsors fail to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsors of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred. See 'The Trust--Insurance on the Bonds' in Part B.

     The Sponsors may direct the Trustee to dispose of Bonds upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of Bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsors the retention of such Bonds in the Trust would be detrimental to the interest of the Unit holders. The proceeds from any such sales will be credited to the Principal Account for distribution to the Unit holders.

     Notwithstanding the foregoing, in connection with final distributions to Unit holders, if the Trustee does not exercise the right to obtain Permanent Insurance on any Defaulted Bond, because the portfolio insurance obtained by the Trust is applicable only while Bonds so insured are held by the Trust, the price to be received by the Trust upon the disposition of any such Defaulted Bond will not reflect any value based on such insurance. Therefore, in connection with any liquidation prior to December 31, 2044, with respect to the Trust, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bonds if retention of such Bonds, until due, shall be deemed to be in the best interest of Unit holders, including, but not limited to, situations in which Bonds so insured are in default and situations in which

Bonds so insured have a deteriorated market price resulting from a significant risk of default. Since the Pre-insured Bonds in the Trust will reflect the value of the insurance obtained by the Bond issuer, it is the present intention of the Sponsors not to direct the Trustee to hold any Pre-insured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on Defaulted Bonds in the Trust not disposed of at the date of termination will ultimately be distributed to Unit holders of record as of such date of termination as soon as practicable after the date such Defaulted Bonds become due and applicable insurance proceeds have been received by the Trustee (see 'Summary of Essential Financial Information').

  Agent for Sponsors

     The Sponsor named as Agent for Sponsors under 'Summary of Essential Financial Information' has been appointed by the other Sponsors as agent for purposes of taking action under the Trust Agreement. If the Sponsors are unable to agree with respect to action to be taken jointly by them under the Trust Agreement and they cannot agree as to which Sponsor shall act as sole Sponsor, then the Agent for Sponsors shall act as sole Sponsor. If one of the Sponsors fails to perform its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, that Sponsor is automatically discharged under the Trust Agreement and the other Sponsors act as the Sponsors.

  Resignation

     Any Sponsor may resign at any time provided that at the time of such resignation one remaining Sponsor maintains a net worth of $1,000,000 and all the remaining Sponsors are agreeable to such resignation. Concurrent with or subsequent to such resignation a new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If, at any time, only one Sponsor is acting under each Trust Agreement and that Sponsor shall resign or fail to perform any of its duties thereunder or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trust.

  Financial Information

     At September 30, 1994, the total partners' capital of Glickenhaus was $112,898,000 (audited); and at March 31, 1994, the total stockholders' equity of Lebenthal was $4,519,070 (audited).

     The foregoing information with regard to the Sponsors relates to the Sponsors only, and not to any series of Empire State Municipal Exempt Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out their contractual obligations shown herein. More comprehensive financial information can be obtained upon request from any Sponsor.

                                    TRUSTEE

     The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286 (212) 495-1784. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. The Trustee must be a banking corporation organized under the laws of the United States or any state which is authorized under such laws to exercise corporate trust powers and must have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000. The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for the Trust.

  Limitations on Liability

     The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. (See 'The Trust--Portfolio') in Part A.

  Responsibility

     For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under 'Rights of Unit Holders,' 'Sponsors--Responsibility' and 'Sponsors--Resignation' in this Part B.

  Resignation

     By executing an instrument in writing and filing the same with the Sponsors, the Trustee and any successor may resign. In such an event the Sponsors are obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsors deem it to be in the best interest of the Unit holders, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If, upon resignation of a trustee, no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

                                   EVALUATOR


     Both during and after the initial offering period, the Evaluator shall be Muller Data Corporation ('Muller Data'), a New York corporation with main offices located at 395 Hudson Street, New York, New York 10014. Muller Data is a wholly owned subsidiary of Thomson Publishing Corporation, a Delaware corporation.

  Limitations on Liability

     The Trustee and the Sponsors may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsors or Unit holders for errors in judgement. But this provision shall not protect the Evaluator in cases of its willful misconduct, bad faith, gross negligence or reckless disregard of its obligations and duties.

  Responsibility

     The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsors. For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their offering prices, see 'Public Offering--Offering Price' in Part B.

  Resignation

     The Evaluator may resign or may be removed by the Sponsors and the Trustee, and the Sponsors and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

     The Sponsors and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders; and the Sponsors and the Trustee may amend the Trust Agreement with the consent of the holders of Certificates evidencing 66 2/3% of the Units then outstanding, provided that no such amendment will reduce the interest in the Trust of any Unit holder without the consent of such Unit holder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unit holders. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

     The Trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the Securities. The Trustee shall notify all Unit holders when the value of the Trust as shown by any evaluation is less than $2,000,000 or less than 20% of the value of the Trust as of the date hereof, whichever is lower, at which time the Trust may be terminated (i) by the consent of 66 2/3% of the Units or (ii) by the Trustee; provided, however, that upon affirmative written notice to the Sponsors and the Unit holders at least 33 1/3% of the Units may instruct the Trustee not to terminate the Trust. In no event, however, may the Trust continue beyond the Mandatory Termination Date set forth in Part A; provided, however, that prior to such date, the Trustee shall not dispose of any Bonds if the retention of such Bonds, until due, shall be deemed to be in the best interest of the Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust.

                                 LEGAL OPINIONS

     Certain legal matters will be passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsors, and Tanner, Propp & Farber, 99 Park Avenue, New York, New York 10016, acting as counsel for the Trustee.

                                    AUDITORS

     The statement of condition of the Trust included in this Prospectus has been audited by BDO Seidman, independent certified public auditors, as stated in their report appearing herein, and has been so included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                          DESCRIPTION OF BOND RATINGS

     The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.

     The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II. Nature of and provisions of the obligation;

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA--Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

     AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

     A--Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

     BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

     BB, B, CCC, CC--Bonds rated BB, B, CCC and CC are regarded on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

     Plus (+) or Minus (-): to provide more detailed indications of credit quality, the ratings from 'AA' to 'B' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Indicates that continuance of the rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.

     Provisional Ratings: The letter 'p' indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.


     NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

     SP-1: Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

     SP-2: Satisfactory capacity to pay principal and interest. SP-3:
Speculative capacity to pay principal and interest.

     * Moody's Investors Service rating. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

     Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge.' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

     Con. (. . .)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

     Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from 'Aa' through 'B' in its corporate rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the security ranks in the lower end of its generic rating category.

                      [This page intentionally left blank]

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN PARTS A AND B OF THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE TRUSTEE, THE EVALUATOR, OR THE SPONSORS. THE TRUST IS REGISTERED AS A UNIT INVESTMENT TRUST UNDER THE INVESTMENT COMPANY ACT OF 1940. SUCH REGISTRATION DOES NOT IMPLY THAT THE TRUST
OR ANY OF ITS UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.
                                ----------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
- --------------------------------------------------------------------------------
                               TABLE OF CONTENTS
- --------------------------------------------------------------------------------

TITLE                                               PAGE
- --------------------------------------------------  ----
                         PART A
Summary of Essential Information..................   A-2
Independent Auditors' Report......................  A-11
Statement of Condition............................  A-12
Portfolio.........................................  A-13
Underwriting Account..............................  A-15


                         PART B
The Trust.........................................   B-1
Public Offering...................................  B-21
Estimated Current Return and
  Estimated Long-Term Return to Unit Holders......  B-25
Insurance on the Bonds............................  B-26
Tax Status........................................  B-29
Rights of Unit Holders............................  B-34
Automatic Accumulation Account....................  B-41
Sponsors..........................................  B-42
Trustee...........................................  B-44
Evaluator.........................................  B-45
Amendment and Termination of the Trust
  Agreement.......................................  B-46
Legal Opinions....................................  B-46
Auditors..........................................  B-47
Description of Bond Ratings.......................  B-47

- -------------------------------------------------------------------------------
PARTS A AND B OF THIS PROSPECTUS DO NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., UNDER THE SECURITIES ACT

OF 1933, AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS MADE.
- -------------------------------------------------------------------------------

[EMPIRE, GTD., LOGO]

EMPIRE STATE
MUNICIPAL EXEMPT TRUST
GUARANTEED SERIES
116

Sponsors:

GLICKENHAUS & CO.
6 East 43rd Street
New York, New York 10017
(212) 953-7532

LEBENTHAL & CO., INC.
120 Broadway
New York, New York 10271
(212) 425-6116

Insurer:

MBIA INSURANCE
CORPORATION
113 King Street
Armonk, New York 10504

BUILDING TAX
FREE WEALTH
WITH THE

(Photo)

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OPTIONS


EMPIRE BUILDER, (LOGO)
EMPIRE BUILDER TAX FREE BOND FUND


THE EMPIRE
REINVESTMENT
OPTIONS

FREE OF SALES CHARGES & REDEMPTION FEES

The
advantages
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income*
without the
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Empire allows you to optimize your tax-free return with the Empire reinvestment options. The options allow you to automatically reinvest your Empire Trust income, principal or both into The Empire Builder Tax Free Bond Fund, free of sales charges.


The reinvested distributions will remain in The Empire Builder Tax
Free Bond Fund, compounding monthly and triple-tax free, until you need the proceeds.** Since the Fund offers check writing ($500 minimum), telephone redemption and automatic cash withdrawal, you're in charge of when you liquidate the investment. Not the bond issuer. Not the broker.


REINVESTING PRINCIPAL DISTRIBUTIONS
FOR TAX-FREE INCOME

Expected and unexpected returns of principal are a way of life for most tax-free investors. Once a tax-free bond is called and the check is cut, the investor stops earning income. It's practically unavoidable for municipal bond buyers. But not for Empire investors. By choosing the automatic reinvestment option your principal distributions, no matter how small they may be, will be automatically reinvested into The Empire Builder Tax Free Bond Fund where they will continue to earn tax-free income. With Empire's principal reinvestment option, there are no reinvestment hassles or trading commissions.

REINVESTING INTEREST AND PRINCIPAL
DISTRIBUTIONS FOR TAX-FREE WEALTH

Empire Trust investors can build a tax-free nest egg by automatically reinvesting both interest and principal from the Empire Trust into the Empire Builder. Twelve interest income checks per year, in addition to principal distributions, will be reinvested from your Empire Trust into the Empire Builder. Each month, the Empire Builder's compounded triple-tax free dividends will be added to your Empire Trust's triple tax-free income -- automatically.


Sooner or later, you will want or need the income from your nest egg. With Empire's interest and principal reinvestment option, there's no need to change investments. Just ask the broker to cancel the reinvestment option so that earned interest income is automatically mailed out each month to your home or to your bank. It's that convenient. It's that easy.


THE EMPIRE
BUILDER TAX FREE
BOND FUND


A mutual fund for New York investors seeking current income exempt from federal income tax and New York State and City personal income taxes.


The Empire Builder Tax Free Bond Fund seeks as high a level of current income exempt from federal income tax and New York State and City income taxes as the Fund's investment advisor believes is consistent with preservation of capital. It is also a policy of the Fund, when possible, to seek capital appreciation and to minimize capital losses. The Fund invests primarily in a portfolio of New York tax-exempt bonds.


*A portion of the income from the Empire Builder may be subject to the federal Alternative Minimum Tax (AMT).

**Redemption of the Empire Builder Tax Free Bond Fund is at the then current net asset value which may be more or less than the original cost.



PROFESSIONAL MANAGEMENT

The Empire Builder is actively managed. The professionals weigh the value of each bond against other offerings in the $1 trillion municipal market. Attention is given to each bond's credit including, but not limited to, the strength of the issuer, the financials of the guarantor, the source(s) and use(s) of funds, and the credit evaluations from each of the leading rating agencies.

Careful attention is also given to the Fund's average maturity. The yield curve, illustrating the difference between short, intermediate and long term interest rates, is constantly changing. Investors don't want to be positioned in a fund which limits the advisor to either short or intermediate or long maturities. The Builder's advisors are free to adapt to changing interest rates--seeking the highest yields available on the yield curve.

ADDITIONAL SAFETY THROUGH
AFFORDABLE DIVERSIFICATION

The Builder provides investors with affordable diversification for a minimum investment of just $1,000 (no minimum for reinvestment from the Empire Group). Each share, even a fractional share, represents partial ownership of the entire portfolio. Fund holders don't expose themselves to undue risks by limiting their investment portfolio to just one or two different bonds.

HOW TO GET STARTED

Selecting the reinvestment option is easy. Simply call your financial services representative, return the attached card, or call the Empire Builder at 1-800-847-5886, for an Empire Builder prospectus. With a prospectus under your belt we can help you maximize Empire's convenience, liquidity and flexibility.

EMPIRE SPECIALIZES IN
NEW YORK TAX-FREE
INVESTMENTS

- --EMPIRE STATE MUNICIPAL EXEMPT TRUST
Triple-tax free income from a diversified Unit Trust of municipal bonds.

- --EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES
Triple-tax free income from a diversified Trust of municipal bonds--guaranteed interest and principal payments by MBIA.

- --THE EMPIRE BUILDER TAX FREE BOND FUND
Triple-tax free income from a professionally managed mutual fund.

INVESTMENT ADVISOR
& DISTRIBUTOR
Glickenhaus & Co.
6 East 43rd Street
New York, New York 10017

ADMINISTRATOR & SHAREHOLDER
SERVICING AGENT
Furman Selz Incorporated
230 Park Avenue
New York, New York 10169


MAXIMIZING CONVENIENCE,
LIQUIDITY AND FLEXIBILITY

THE CONVENIENCE OF AUTOMATIC REINVESTMENT--investors holding the Empire Builder, Empire State, or Empire Gtd. can automatically reinvest income, principal or both into the Empire Builder free of sales charge.

EMPIRE BUILDER CHECK WRITING PRIVILEGE--shares of the Builder can be redeemed by drawing checks on the account ($500 minimum).

A FLEXIBLE INVESTMENT RETURN--allows Empire investors to choose tax-free appreciation, tax-free income or both.

NO REDEMPTION FEE--there is no penalty or fee for withdrawal from the Empire Builder.

CHOICE OF INCOME DISTRIBUTIONS--the Empire Trusts offer regular monthly, semi-annual or reinvested income. The Builder offers regular monthly, quarterly (see "Automatic Cash Withdrawal Plan") or reinvested dividends.

PROFESSIONAL MANAGEMENT--professional management is provided by Glickenhaus & Co., a New York based partnership with over $100 million in capital and quarter of a century experience in managing municipal bond portfolios.

AFFORDABLE DIVERSIFICATION--each share of the Empire Builder, or each Unit of the Empire Trust, represents a whole portfolio of New York tax exempt municipal bonds picked and/or managed by professionals.

NO MINIMUM INVESTMENT--the Empire Builder's minimum initial investment of $1,000 is waived for reinvested distributions from the Empire Trusts.

AUTOMATIC CASH WITHDRAWAL PLAN--investors with over $5,000 in the Empire Builder can have monthly or quarterly checks automatically sent to the owner of record, or to a bank checking account.



EMPIRE BUILDER, (LOGO)
EMPIRE BUILDER TAX FREE BOND FUND


// YES!

I would like to learn more about building tax-free wealth by reinvesting my Empire State Municipal Exempt Trust income, principal or both into The Empire Builder Tax Free Bond Fund.

Please send me a free prospectus on The Empire Builder Tax Free Bond Fund, containing more complete information including all charges and expenses. I will read it carefully before I invest or send money.

Name

Street

City                  State              Zip

Broker Name           Brokerage Firm



NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

BUSINESS REPLY MAIL
FIRST CLASS   PERMIT NO. 1579   NEW YORK, NY

POSTAGE PAID BY ADDRESSEE

Empire Builder Tax Free Bond Fund
230 Park Avenue
New York, NY 10164-2102

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS ITEM A -- BONDING ARRANGEMENTS

     The employees of Glickenhaus & Co. and Lebenthal & Co., Inc. are covered under Brokers' Blanket Policies, Standard Form 14, in the respective amounts of $5,000,000 and $10,000,000.
ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet on Form S-6.

        The Cross-Reference Sheet.

        The Prospectus consisting of    pages.

        Undertakings.

        Signatures.

        Written consents of the following persons:

             Battle Fowler LLP (included as Exhibit 99.3.1)
             BDO Seidman
             Muller Data Corporation (included as Exhibit 99.5.1)

The following exhibits:

    *99.1.1 --Reference Trust Agreement including certain Amendments to Trust
              Indenture and Agreement referred to under Exhibit 99.1.1.1 below.
   99.1.1.1 --Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
              Amendment No. 1 to Form S-6 Registration Statement No. 33-33746 of Empire State Municipal Exempt Trust, Guaranteed Series 66 on
              December 18, 1990, and incorporated herein by reference).
     99.1.3 --Form of Agreement Among Underwriters and Selected Dealers
              Agreement (filed as Exhibit 1.8 to Amendment No. 1 to Form S-6
              Registration Statement No. 33-28268 of Empire State Municipal
              Exempt Trust, Guaranteed Series 49 on July 18, 1989, and incorporated herein by reference).
     99.1.6 --Restated Agreement of Limited Partnership of Glickenhaus & Co.
              (filed as Exhibit 1.3 to Form S-6 Registration Statement No.
              2-95041 of Municipal Insured National Trust Series 1 on December
              21, 1984, and incorporated herein by reference).
  99.1.6(a) --Agreement of Amendment to Restated Agreement of Limited
              Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(a) to Form
              S-6 Registration Statement No. 2-95041 of Municipal Insured
              National Trust Series 1 on December 21, 1984, and incorporated herein by reference).
  99.1.6(b) --Certificate of Amendment to Restated Agreement of Limited
              Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(b) to Form

              S-6 Registration Statement No. 2-95041 of Municipal Insured
              National Trust Series 1 on December 21, 1984, and incorporated herein by reference).
  99.1.6(c) --Agreement of Amendment to Restated Agreement of Limited
              Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(c) to Form
              S-6 Registration Statement No. 2-95041 of Municipal Insured
              National Trust Series 1 on December 21, 1984, and incorporated herein by reference).
  99.1.6(d) --Agreement of Amendment to Restated Agreement of Limited
              Partnership of Glickenhaus & Co. (filed as Exhibit 1.2(d) to
              Amendment No. 1 to Form S-6 Registration Statement No. 33-814 of
              Empire State Municipal Exempt Trust, Guaranteed Series 23 on
              April 11, 1986, and incorporated herein by reference).
  99.1.6(e) --Agreement of Amendment to Restated Agreement of Limited
              Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(e) to
              Amendment No. 1 to Form S-6 Registration Statement No. 33-52058 of MINT Group 8 on November 18, 1992, and incorporated herein by reference).
  99.1.6(f) --Agreement of Amendment to Restated Agreement of Limited
              Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(e) to
              Amendment No. 1 to Form S-6 Registration Statement No. 33-78036 of MINT Group 11 on May 3, 1994, and incorporated herein by reference).
   99.1.6.1 --Certificate of Incorporation of Lebenthal & Co., Inc. as amended
              (filed as Exhibit 1.5 to Form S-6 Registration Statement No.
              2-95041 of Municipal Insured National Trust Series 1 on December
              21, 1984, and incorporated herein by reference).

- ------------
* To be filed by amendment.

   99.1.6.2 --By-Laws of Lebenthal & Co., Inc. (filed as Exhibit 1.5 to
              Amendment No. 1 to Form S-6 Registration Statement No. 33-22568 of Empire State Municipal Exempt Trust, Guaranteed Series 39 on
              August 9, 1988, and incorporated herein by reference).
    *99.1.7 --Form of Insurance Policy obtained by the Trust.
  99.1.7(a) --Master Letter Agreement of Municipal Bond Investors Assurance
              Corporation (filed as Exhibit 1.7(a) to Amendment 1 to Form S-6
              Registration Statement No. 33-35124 of Empire State Municipal
              Exempt Trust, Guaranteed Series 59 on July 1, 1990, and incorporated herein by reference).
  99.1.7(b) --Form of Permanent Insurance Policy of Municipal Bond Investors
              Assurance Corporation (filed as Exhibit 1.7 to Amendment No. 1 to
              Form S-6 Registration Statement No. 33-10860 of Empire State
              Municipal Exempt Trust, Guaranteed Series 31 on June 10, 1987, and incorporated herein by reference).
     99.2.1 --Form of Certificate (filed as Exhibit 2.1 to Amendment No. 1 to
              Form S-6 Registration Statement No. 33-33746 of Empire State
              Municipal Exempt Trust, Guaranteed Series 66 on December 18,

              1990, and incorporated herein by reference).
    *99.3.1 --Opinion of Battle Fowler LLP as to the legality of the securities being registered.
     99.4.1 --Information as to Partners of Glickenhaus & Co. (filed as Exhibit
              4.1 to Amendment No. 1 to Form S-6 Registration Statement No.
              33-26577 of Empire State Municipal Exempt Trust, Guaranteed
              Series 46 on April 19, 1989, and incorporated herein by reference).
     99.4.2 --Information as to Officers and Directors of Lebenthal & Co., Inc.
              (filed as Exhibit 4.2 to Amendment No. 1 to Form S-6 Registration
              Statement No. 33-22568 of Empire State Municipal Exempt Trust,
              Guaranteed Series 39 on August 9, 1988, and incorporated herein by reference).
     99.4.3 --Affiliations of Sponsors with other investment companies (filed as Exhibit 4.6 to Amendment No. 1 to Form S-6 Registration
              Statement No. 2-95041 of Municipal Insured National Trust Series
              1 on March 21, 1985, and incorporated herein by reference).
     99.4.4 --Stockbrokers' Bond and Policy, Form B for Glickenhaus & Co.
              (filed as Exhibit 4.7 to Form S-6 Registration Statement No.
              2-95041 of Municipal Insured National Trust Series 1 on December
              21, 1984, and incorporated herein by reference).
     99.4.5 --Stockbrokers' Blanket Bond Policy, Standard Form No. 14 for
              Lebenthal & Co., Inc. (filed as Exhibit 4.9 to Form S-6
              Registration Statement No. 2-95041 of Municipal Insured National
              Trust Series 1 on December 21, 1984, and incorporated herein by reference).
    *99.5.1 --Consent To Be Evaluator of Muller Data Corporation and
              Affirmation Letter of Standard & Poor's Corporation.
    *99.5.2 --Affirmation Letter of Moody's Investors Service.
     99.6.1 --Copies of Powers of Attorney of General Partners of Glickenhaus &
              Co. (filed as Exhibit 6.1 to Amendment No. 1 to Form S-6
              Registration Statement No. 33-58492 of Empire State Municipal
              Exempt Trust, Guaranteed Series 95 on May 12, 1993, and as
              Exhibit 5.2(a) to Amendment No. 1 to Form S-6 Registration
              Statement No. 33-78036 of MINT Group 11 on May 3, 1994, and incorporated herein by reference).
     99.6.2 --Copies of Powers of Attorney of Directors and certain officers of Lebenthal & Co., Inc. (filed as Exhibit 6.2 to Amendment No. 1 to
              Form S-6 Registration Statement No. 33-55385 of Empire State
              Municipal Exempt Trust, Guaranteed Series 109 on November 2,
              1994, and incorporated herein by reference).

- ------------
* To be filed by amendment.

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 118 HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 2ND DAY OF JUNE, 1995.

                                          EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                                            GUARANTEED SERIES 118

                                          By:          GLICKENHAUS & CO.
                                             -----------------------------------
                                                          (SPONSOR)

                                          By:          /s/ BRIAN C. LAUX
                                             -----------------------------------
                                              (BRIAN C. LAUX, ATTORNEY-IN-FACT)

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                 DATE
- --------------------------------------  ----------------------  ----------------

           ROBERT SANTORO*              General Partner
- --------------------------------------
           (ROBERT SANTORO)

           ALFRED FEINMAN*              General Partner
- --------------------------------------
           (ALFRED FEINMAN)

         SETH M. GLICKENHAUS*           General Partner
- --------------------------------------
        (SETH M. GLICKENHAUS)

           STEVEN B. GREEN*             General Partner, Chief
- --------------------------------------    Financial Officer
          (STEVEN B. GREEN)

           ARTHUR WINSTON*              General Partner
- --------------------------------------
           (ARTHUR WINSTON)

         JEFFREY L. LEDERER*            General Partner
- --------------------------------------
         (JEFFREY L. LEDERER)


        *By /s/ BRIAN C. LAUX
- --------------------------------------                           June 2, 1995
     (BRIAN C. LAUX, ATTORNEY-IN-FACT)

- ------------------
* Executed copies of Powers of Attorney were filed as Exhibit 6.1 to Amendment No. 1 to Registration Statement No. 33-58492 on May 12, 1993 and as Exhibit 5.2(a) to Amendment No. 1 to Registration Statement No. 33-78036 on May 3, 1994.

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 118 HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 2ND DAY OF JUNE, 1995.

                                          EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                                            GUARANTEED SERIES 118

                                          By:        LEBENTHAL & CO., INC.
                                             -----------------------------------
                                                          (SPONSOR)

                                          By:        /s/ D. WARREN KAUFMAN
                                             -----------------------------------
                                                     (D. WARREN KAUFMAN,
                                                      ATTORNEY-IN-FACT)

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                 DATE
- --------------------------------------  ----------------------  ----------------

       H. GERARD BISSINGER, II*         Director

- --------------------------------------
      (H. GERARD BISSINGER, II)

          JEFFREY M. JAMES*             Director
- --------------------------------------
          (JEFFREY M. JAMES)

        /s/ D. WARREN KAUFMAN           Director                 June 2, 1995
- --------------------------------------
         (D. WARREN KAUFMAN)

         ALEXANDRA LEBENTHAL*           Director
- --------------------------------------
        (ALEXANDRA LEBENTHAL)

         JAMES A. LEBENTHAL*            Director, Chief
- --------------------------------------    Executive
         (JAMES A. LEBENTHAL)             Officer

           DUNCAN K. SMITH*             Director
- --------------------------------------
          (DUNCAN K. SMITH)

*By /s/ D. WARREN KAUFMAN
   -----------------------------------
         (D. WARREN KAUFMAN,                                     June 2, 1995
          ATTORNEY-IN-FACT)

- ------------------
* Executed copies of Powers of Attorney were filed as Exhibit 6.2 to Amendment No. 1 to Registration Statement No. 33-55385 on November 2, 1994.

                               CONSENT OF COUNSEL

     The consent of counsel to the use of their name in the Prospectus included in this Registration Statement is contained in their opinion filed as Exhibit
3.1 to this Registration Statement.

                               ------------------

                        CONSENT OF INDEPENDENT AUDITORS

The Sponsors and Trustee of
Empire State Municipal Exempt Trust, Guaranteed Series 118

     We hereby consent to the use in this Registration Statement No. 33-      of
our report dated June   , 1995, relating to the Statement of Condition of

Empire State Municipal Exempt Trust, Guaranteed Series 118 and to the reference to our firm under the heading 'Auditors' in the Prospectus which is a part of such Registration Statement.

                                                  BDO SEIDMAN

New York, New York
June  , 1995